Goldman Sachs
2002 Annual Report



Goldman
Sachs

Financial Highlights

($ AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF OR FOR YEAR ENDED NOVEMBER	
	2002	2001
Operating Results		
Net revenues		
Investment banking	$ 2,830	$ 3,836
Trading and principal investments	5,249	6,349
Asset management and securities services	5,907	5,626
Total net revenues	13,986	15,811
Pre-tax earnings	3,253	3,696
Net earnings	2,114	2,310
Common Share Data		
Diluted earnings per share	$ 4.03	$ 4.26
Average diluted common shares outstanding	525.1	541.8
Dividends declared per share	$ 0.48	$ 0.48
Book value per share [1]	38.69	36.33
Financial Condition and Other Operating Data		
Total assets	$355,574	$312,218
Long-term borrowings	38,711	31,016
Shareholders' equity	19,003	18,231
Leverage ratio [2]	18.7x	17.1x
Adjusted leverage ratio [3,4]	15.2x	14.5x
Return on average shareholders' equity [5]	11.3%	13.0%
Return on average tangible shareholders' equity [6]	15.3%	17.8%
Selected Data		
Total employees	19,739	22,677
Assets under management ($ in billions)	$ 348	$ 351

(1) Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 491.2 million as of November 2002 and 501.8 million as of November 2001.

(2) Leverage ratio equals total assets divided by shareholders' equity.

(3) Adjusted leverage ratio equals adjusted assets divided by tangible shareholders' equity. Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate in compliance with regulations and (iii) goodwill and identifiable intangible assets. See "Financial Information — Management's Discussion and Analysis — Capital and Funding" for further information regarding our adjusted leverage ratio calculation.

(4) Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets.

(5) Return on average shareholders' equity is computed by dividing net earnings by average monthly shareholders' equity.

(6) Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. See "Financial Information — Management's Discussion and Analysis — Results of Operations" for further information regarding our return on average tangible shareholders' equity calculation.

CONTENTS

The difficult business and economic climate throughout much of the world in 2002 produced unprecedented challenges for both users and providers of capital. It also created unexpected opportunities for those who were able to seize them.

For Goldman Sachs, our clients' expectations were high: clarity at a time of uncertainty, strategies to bolster liquidity today and growth tomorrow, and prompt execution on their behalf despite troubled markets.

Certain characteristics define Goldman Sachs, our people and how we do business:
We focus on our clients and their best interests and outcomes;
We work as a team because the whole really is greater than the sum of its parts; and
We are determined to turn adverse market conditions into future opportunities.

We cannot control external forces but we always strive to meet our own high standards of professionalism, excellence and integrity, regardless of the environment. The results are long-term client relationships that span geographies and decades, and a position of leadership within global markets that is the foundation for success in the years to come.



From right: HENRY M. PAULSON, JR., Chairman and Chief Executive Officer
JOHN A. THAIN, President and Co-Chief Operating Officer
JOHN L. THORNTON, President and Co-Chief Operating Officer

Fellow Shareholders:

It was a challenging year for Goldman Sachs. The business environment was perhaps the most difficult in recent history, marked by weak or negative growth throughout much of the world, international uncertainty, the third consecutive year of broad equities market declines and the continued aftermath of the technology/telecommunications bubble collapse.

As a firm, we cannot control the external forces that shape the business climate. What we can control is how we manage our business and execute our strategy. On those terms, Goldman Sachs' 2002 results demonstrated the firm's resilience and ability to produce a solid performance for shareholders.

Net earnings for the year were $2.11 billion, on total net revenues of $13.99 billion. Earnings per diluted share were $4.03, down 5% from 2001. Return on shareholders' equity was 11% for the year, and return on tangible shareholders' equity was 15%. Evident in this performance were both the strength and diversity of the Goldman Sachs franchise and our discipline concerning expense reduction. This performance also reflected, as it has throughout the 133 years since the firm's founding, in good times and bad, the quality of the people of Goldman Sachs and their ability to develop and execute business.

BUSINESS RESULTS

Investment banking activity and net revenues for the industry declined throughout the year. Those declines are clearly seen in our investment banking results, although relative performance remained strong. Once again, Goldman Sachs ranked first in announced and completed global mergers and acquisitions, and we advised on seven of the ten largest deals completed during 2002.[1] We were also the leading underwriter of global public equity offerings in 2002, and ranked second in global initial public offerings.[1]

Within our Trading and Principal Investments business, Fixed Income, Currency and Commodities (FICC) produced record net revenues for the firm, demonstrating the ability to serve clients and take risk prudently. In particular, we were able to avoid significant credit losses as the business environment deteriorated and spreads widened. Performance was strong across most of our FICC businesses, particularly in currencies, mortgages and fixed income derivatives. Net revenues declined in our Equities trading business, reflecting weaknesses in global equities markets in what continues to be a very difficult environment. At the same time, however, we continued to strengthen our equities franchise in the most important trading centers across the globe. And, as a result of the fuller integration of Spear, Leeds & Kellogg, we are truly at the cutting edge of technology-driven innovation and efficiency. Principal Investments had another disappointing year, with further declines in the value of several technology and telecom investments more than offsetting favorable results from the real estate portfolio. During the year, however, we were successful at finding a number of very attractive investments in which to participate, and we continue to believe this is a particularly good time to be an active investor.

Asset Management and Securities Services continued its strong performance in 2002. Despite significant equities market depreciation, assets under management declined only slightly, reflecting net inflows. This is, we believe, an affirmation of our investment track record as well as our focus on client service.

MANAGEMENT DISCIPLINE

In response to the difficult operating environment, we reduced operating expenses by 11% from the prior year's level. Non-compensation expenses were pared back and we made painful but necessary reductions to our workforce, taking great care not to impair our ability to compete today or in the future. Compensation is, of course, our largest expense and we imposed rigorous discipline in making 2002 bonus awards. Most professionals saw reductions in total compensation, starting with the firm's senior management.

Finally, we took important steps throughout 2002 to refocus the entire Goldman Sachs organization on our business principles, which begin and end with an absolute insistence on integrity. In particular, we have a major continuing initiative aimed toward insuring that we exhibit unimpeachable professionalism in everything we do and reinforcing our culture. That culture, with its emphasis on client service, teamwork, strict compliance and excellence, is our greatest strength, but it requires constant reinforcement, particularly in difficult markets and under adverse conditions. Safeguarding our culture will continue to be one of our highest priorities in 2003.

RESTORING INVESTOR CONFIDENCE

The continuing after-effects of the late 1990s technology/telecommunications bubble posed significant challenges to the financial markets and our industry in 2002. The huge losses associated with the bubble's collapse severely affected investor confidence—which in turn was further shaken by the large and highly visible corporate scandals that emerged beginning in late 2001.

All this led to a storm of public criticism and calls for new laws and regulations. Notwithstanding some of the rhetoric, much of the criticism has been warranted, as are many of the regulations recently enacted or proposed. And while it is simply wrong to say that investment banks, such as Goldman Sachs, created the market bubble, it is true that, in common with much of the media, academia and the business community, we misjudged it.

The more important point, at least for us at Goldman Sachs, is that we understand and accept our responsibilities as one of the gatekeepers of the financial markets. With the benefit of hindsight, it is clear that we all could have done better. We are committed to learning from our mistakes. Against this backdrop, in 2002 there were dramatic changes in the legal and regulatory environment. The New York Stock Exchange proposed new corporate governance listing rules. U.S. regulators mandated CEO and CFO certification of corporate financial statements. Law enforcement agencies began aggressive enforcement actions aimed at misconduct. And the U.S. Congress passed the Sarbanes-Oxley Act in an attempt to strengthen confidence in U.S. corporations, accounting and financial markets.

In the financial services industry, public scrutiny focused on the role and quality of investment research. Even before the public controversy of 2002 arose, we had taken a series of decisive steps, commencing in February, to protect further the integrity of our research and to improve its quality. During the months that followed, we worked closely with regulators and other investment banks in crafting the provisional settlement announced on December 20. While many of the new rules were initiated primarily to protect retail investors — not our market segment — we are determined to make them work. In addition, we are supportive of a proposed industry initiative that generally would prohibit allocations of initial public offerings to officers and directors of public companies. The new rules for research and for IPO allocations applicable in the U.S. may well form a template for our industry throughout the world.

We have also attempted to play a positive role in the debate on corporate governance, accounting and regulatory reform, and, among other things, participated in the development of the Sarbanes-Oxley Act in the United States. As with the research settlement, there are areas of the Sarbanes-Oxley Act that need to be clarified to prevent unintended consequences to the competitiveness of the U.S. capital markets. At the same time, one of the strengths of the U.S. system has always been its ability to respond to crisis with quick self-correction. Passage of the Sarbanes-Oxley Act was part of that process, and we support it as an important step towards rebuilding investor confidence.

We believe that only by putting appropriate corporate governance mechanisms in place, and otherwise aligning the interests of management with shareholders, can there be sufficient focus on shareholder interests. In that connection, we refer you to our statement on "Promoting and Protecting Shareholder Interests" that follows.

SIGNIFICANT TRANSACTIONS

On February 7, 2003, Goldman Sachs entered into a series of related transactions with Sumitomo Mitsui Financial Group, Inc. (SMFG) that include an investment of ¥150.3 billion ($1.25 billion) in convertible preferred stock of SMFG, the provision by SMFG of credit loss protection to Goldman Sachs and a broadening of cooperative initiatives between our two firms. We believe these transactions have strategic significance and real benefit to both organizations and their shareholders. For Goldman Sachs, it enables us to pursue three important objectives. First, it deepens our participation in Japan and Japanese financial markets, through an investment in one of that nation's largest and best-managed institutions. Second, the credit protection component will enhance Goldman Sachs' ability to offer credit commitments to investment-grade clients while mitigating in part the credit risk of doing so. Finally, the agreement with SMFG extends the range of cooperative initiatives between Goldman Sachs and SMFG, and areas on which we anticipate working together will include the disposition of non-performing assets, investment banking and asset management. This transaction is especially meaningful, given the long and successful relationship between our firms, including Sumitomo Bank's historic capital investment of $500 million in Goldman Sachs initiated in 1986.

BOARD OF DIRECTORS / MANAGEMENT CHANGES

In December, we announced that William George, former Chairman and CEO of Medtronic, Inc., was joining our Board of Directors. Bill fills the seat Steve Friedman left when he retired to become Assistant to the President for Economic Policy and Director of the National Economic Council. We will miss Steve's contributions to the Board, although we are gratified that President Bush will have the benefit of his counsel. And we are fortunate to gain a new director of Bill's caliber. Morris Chang and Meg Whitman also resigned as directors late in 2002. We are grateful for their dedication and insights as directors. In February 2003, in light of the announced retirement of Bob Hurst, the Board nominated Lloyd Blankfein, a Vice Chairman of Goldman Sachs with responsibility for our securities businesses, to stand for election to our Board of Directors at the April 1 Annual Meeting. We look forward to having Lloyd as a new director and we thank Bob for his contributions to our Board.

Over the past year we changed the ranks of our senior leadership to meet the challenging business environment and to ensure the best possible service to our clients. Lloyd Blankfein, Bob Steel and Rob Kaplan were appointed Vice Chairmen and asked to take on expanded management responsibilities. In addition, Masanori Mochida, Suzanne Nora Johnson, John Weinberg, Gary Cohn, Chris Cole, Michael Evans, Scott Kapnick, Peter Kraus, Eric Mindich, Tom Montag, Eric Schwartz, Michael Sherwood and Andrew Melnick joined the firm's Management Committee over the course of 2002. These individuals bring a wealth of talent and experience and a diversity of perspectives to the Committee.

CONCLUSION

One of the most meaningful tests of individuals and organizations is how well they handle adversity. In 2002, the people of Goldman Sachs rose to meet the challenges of the environment and events with great distinction and considerable success.

We anticipate that the coming year will continue to be difficult, with slow growth in most of our major markets. The international situation, particularly in the Middle East and Asia, is of concern to us all, and will affect market conditions in ways that cannot be predicted. And we believe that close scrutiny of the securities industry and its role in the late 1990s bubble will continue.

However, there is no question that today Goldman Sachs is a stronger firm than we were only a year ago, and well positioned to benefit from the broad secular forces that, despite recent setbacks, are driving profound and lasting global change. As a result, we have even greater confidence in Goldman Sachs' longer-term prospects and success.

HENRY M. PAULSON, JR.
Chairman and
Chief Executive Officer

JOHN A. THAIN
President and
Co-Chief Operating Officer

JOHN L. THORNTON
President and
Co-Chief Operating Officer

[1] Thomson Financial Securities Data—January 1, 2002 through December 31, 2002.

Promoting and Protecting Shareholder Interests

It has never been more evident that business leaders must hold themselves and their companies to the highest ethical and business standards. Only by putting appropriate corporate governance mechanisms in place, and otherwise aligning the interests of management with shareholders, will shareholder interests be adequately promoted and protected. The discussion below is intended to inform our shareholders and other interested parties about our philosophy and actions in this important area. Further information concerning our corporate governance structures is contained in our 2003 Proxy Statement and on our Web site.

On May 7, 1999, Goldman Sachs became a public company — a profound change for the firm. Operating as a partnership for 130 years, it had successfully evolved from its roots as a modest, family-owned business founded in 1869, into one of the most prominent investment banking, securities and investment management firms in the world.

In making the transition to a public company, we were determined to retain the best characteristics of the partnership culture that had led to our success — a key element of which is meaningful ownership of the firm by its people. A major priority was putting in place a strong framework of governance and assembling a Board of Directors that would promote and protect the interests of our new partners, our public shareholders.

RETAINING THE STRENGTHS OF AN OWNER CULTURE

The core of the Goldman Sachs partnership was shared long-term ownership. It shaped individual behavior and our approach to business. The partners were the owners of the enterprise and, with few exceptions, they could not withdraw their capital until they left the firm or retired. Their interests were tied individually and collectively to the well being of the firm as a whole.

As a result, there was a total alignment between ownership and management because they were one and the same. The leaders of virtually every business were partners with their capital tied up in the firm. We are in a business where our success is in large measure a reflection of our people and our reputation. Every partner had a tangible interest in strong operational and legal and ethical controls, effective risk management methodologies and maintaining a culture of integrity. In that regard, we rigorously adhered to mark-to-market accounting to ensure that our recorded positions reflected economic reality. And they had to because our accounting formed the basis for determining partners' individual capital accounts and paying them out when they retired from the firm.

We viewed our public offering as an opportunity to deepen the benefits of ownership by sharing it with all of our people. So we made the largest stock grant to employees in history. Approximately $5 billion of Goldman Sachs stock was distributed to all of our employees, at all levels in the firm. We believed that by making all of our people owners, the firm would benefit by strengthening the culture of ownership.

We also took steps to ensure that our people would retain an important personal stake in Goldman Sachs going forward. First, we established minimum stock retention requirements for all of our Managing Directors (currently over 1,000 individuals) based upon the shares they received at the time of the IPO and subsequently as a portion of their annual compensation. Today, virtually all of our senior executives have the largest part of their personal assets in Goldman Sachs stock. Their financial success is directly tied to the success of Goldman Sachs. We also established compensation plans in which a significant portion of compensation — approximately 45% for our most highly paid people — is in the form of equity. Today, Goldman Sachs is distinctive among large public companies in that a very significant portion of the firm (over one-third) is owned by its people.

Another key element in retaining the best aspects of our partnership culture was the establishment of a partnership compensation plan. Every two years, we elect new partners. Those partners, who currently number about 290, are compensated by their share of a compensation pool, which is determined each year by the firm's overall level of profitability. The effect of this concept is that our most senior managers' compensation is directly linked to the success of the firm as a whole. This is a unique approach to compensation in our industry and it encourages the firm's leaders not to focus narrowly on their individual businesses, but rather to work together to maximize the success of Goldman Sachs.

At the time of the IPO, the firm was owned principally by partners who were engaged full-time in the business. A smaller portion was also held by retired partners and certain institutions. We viewed a major challenge of our transition to a public company to be the orderly distribution of a significant portion of these shares into the public market, with as little disruption as possible, so as to eliminate the market "overhang" issue and to provide deep liquidity for our public shareholders. With the exception of the three most senior officers, we have encouraged our partners to sell a portion of their shares on an orderly and volume-limited basis. Last year, after we reached approximately 50% public ownership, Goldman Sachs was added to the S&P 500, perhaps the most significant index for listed shares in the U.S., and an important milestone for any company, given how many investors use it as a benchmark.

THE FRAMEWORK FOR GOVERNANCE: MANAGEMENT AND THE BOARD

The leadership and oversight task for an investment bank like Goldman Sachs is a complex one. We are one of a handful of truly global investment banks conducting advisory, asset management and securities sales and trading businesses around the world, and are active in virtually every market center. We manage considerable risk, often taking on large capital commitments, on short notice. Senior management must spend considerable time with clients. Our industry is highly regulated, and here again, the global nature of the enterprise adds to the complexity since every jurisdiction has its own regulatory regime or regimes.

The partners of Goldman Sachs, prior to the IPO, delegated oversight and firmwide decision making to a Management Committee, comprised of the Senior Partner and a group of senior business leaders who brought their individual skills, technical knowledge and experience to bear collectively on the major issues facing Goldman Sachs. As a public company, management is vested in the CEO and other senior business leaders, with a firmwide Management Committee continuing to assist in the overall leadership and direction of the firm.

We believe that in view of the complex nature of our business, the shareholders of Goldman Sachs benefit by having a number of Management directors — who literally know the firm from inside out — engaged together with the outside directors in the Board of Directors' oversight role. We also recognize that from a governance perspective, it is important that there be a substantial majority of outside directors on our Board.

At the time of the IPO, Goldman Sachs' Board of Directors was comprised of seven members, five of whom were inside directors and two of whom were outside directors. A commitment was made to achieve a majority of outside directors within three to five years, which commitment was satisfied in October 2001. We currently have five independent outside directors and four members of Management on our Board. We will continue to add outstanding non-Management directors selectively and over time.

Our outside directors are first-rate, proven leaders in their fields who have the character, confidence and expertise to be tough-minded and independent. They are all experienced directors of public companies and successful leaders of complex organizations whose complementary backgrounds, experiences and skills make the Board, as a whole, highly effective. The interplay of the directors' diverse perspectives has been invaluable to our successful evolution as a public company and will be vital to our continued success. To align their interests more fully with shareholders, the compensation of our outside directors has been paid predominantly in equity of Goldman Sachs, and they receive no fees from the firm except those paid for their Board service.

THE FRAMEWORK OF GOVERNANCE: ROLES AND RESPONSIBILITIES

The Board of Directors oversees the development of our strategy and performance of our businesses and Management. Management is responsible for presenting strategic plans to the Board for review and approval and for implementing the firm's strategy. Among the Board's most important functions are the selection of its Chairman and the firm's Chief Executive Officer. The Board does not have a policy on whether the role of the Chairman and CEO should be separate or combined but believes that the current combined arrangement serves Goldman Sachs well at this time. Other significant Board functions, certain of which are conducted with the assistance of one of its three committees described below, include oversight of the integrity of our financial statements, compliance with laws and regulations and risk management, evaluation of the CEO, review of management succession, director compensation, and the review and approval of significant transactions.

Our directors are expected to be, and they are, active overseers of our business. In addition to the minimum of five formal board meetings (and the committee meetings described below) to be held each year, the directors are solicited for, and at their own initiative provide, their views and counsel on a variety of topics.

Our non-Management directors meet periodically in executive session. Unless they determine otherwise, the Chairman of our Corporate Governance and Nominating Committee presides at these meetings. The meetings provide a forum for the free expression of views and the exchange of ideas by our outside directors without the possible inhibiting influence of Management directors.

The Board of Directors accomplishes a substantial amount of its work through three committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Our Corporate Governance Guidelines and committee charters require that all members of these committees be "independent"—that they have no relationship that may interfere with the exercise of their independence from Management and the firm. Each of these committees is authorized to engage whatever resources, as it deems appropriate, without seeking approval of the Board or Management, to discharge its duties and responsibilities. Our strong belief is that exceptional independent oversight will promote and protect shareholder interests.

Our Audit Committee consists of four independent directors and is chaired by Lord Browne of Madingley, who is the Group Chief Executive of BP p.l.c., and earlier in his career had been the Group Treasurer of BP and Chief Financial Officer of Standard Oil Company (Ohio). The primary purposes of the Audit Committee include assisting the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditors, the performance of our internal audit function and independent auditors, and our management of market, credit, liquidity and other financial and operational risks. In addition, the Audit Committee reviews and monitors the adequacy of the structures, policies and procedures that the firm has developed to assure the integrity of our investment research. During fiscal 2002, the Audit Committee (or sub-committees thereof) held eight meetings, including five executive sessions, two private sessions with Management, and five private sessions with each of the independent auditors and Director of Internal Audit. Lord Browne also held five meetings with the Director of Internal Audit. The independent auditors and the Director of Internal Audit each have free access to the Audit Committee to discuss any matters they deem appropriate.

Our Compensation Committee consists of five independent directors and is chaired by James A. Johnson, a Vice Chairman of Perseus, L.L.C., a merchant banking and private equity firm, and retired Chairman and CEO of Fannie Mae. The primary purposes of the Compensation Committee include assisting the Board in overseeing the development and administration of our compensation programs and reviewing the compensation of our executives and, to insure consistency with the firm's Statement of Investment Research Principles, of our investment research professionals, and the development, implementation and effectiveness of our policies and strategies relating to human capital management. In particular, the Compensation Committee, after reviewing in detail our CEO's performance and taking into consideration an evaluation by the Corporate Governance and Nominating Committee, sets the CEO's compensation. In consultation with the CEO, the Committee also determines the compensation of all of our senior officers. In a service business, we know that without attracting and retaining the best people, we cannot be the best firm. Appropriate compensation and human capital management programs are crucial to success in this area. During fiscal 2002, our Compensation Committee held four meetings. In addition, Mr. Johnson met with the chairs of our internal compensation policy committee five times.

In September 2002, we formed our Corporate Governance and Nominating Committee, which consists of all five of our outside independent directors and is chaired by John H. Bryan, the retired Chairman and CEO of Sara Lee Corporation. The primary purposes of the Corporate Governance and Nominating Committee are to recommend individuals to the Board for nomination, election or appointment as members of the Board or its committees and to take a leadership role in shaping the corporate governance of Goldman Sachs, including developing and recommending to the Board and reviewing on an ongoing basis the corporate governance principles and practices it should apply to the firm. The Corporate Governance and Nominating Committee played a central role in developing our Corporate Governance Guidelines and our Code of Business Conduct and Ethics which applies to all of our directors and the people of Goldman Sachs worldwide. The guidelines and code were adopted by the Board in February of this year and are available on our Web site. Since its formation, among its other activities, the Committee has conducted an evaluation of the performance of the Board and of our CEO and reviewed the CEO's management succession plan. The Committee also has led the continuing search for individuals who possess the exceptional qualities necessary to be recommended for Board membership. Our newest outside director, William George, the retired Chairman and CEO of Medtronic, Inc., and director nominee Lloyd Blankfein, a Vice Chairman of the firm with responsibility for our securities businesses, were initially reviewed by the Committee. Since its inception, the Corporate Governance and Nominating Committee has held three meetings.

CREATING LONG-TERM VALUE FOR SHAREHOLDERS

One thing that has not changed since becoming a public company is our focus on creating long-term value for our owners, the only difference being that, today, our owners are no longer our partners, but our shareholders. As a public company we have worked hard to retain the elements of our partnership culture that led to Goldman Sachs' success. We have also focused on the new elements unique to public companies: creating a world class Board of Directors and a strong framework of corporate governance. Although our history as a public company is less than four years, we believe that we are off to a good start. However, we have also learned over the past 133 years that we can never be complacent. Our Management and our Board of Directors understand this and will always work to ensure the success of Goldman Sachs for the benefit of our owners.

CHAPTER I

Defining Client Relationships

In 2002, declining equities markets and volatile debt markets, increasing levels of risk and market uncertainty made decision-making extremely difficult for management teams across virtually every industry—and raised the stakes of action or inaction considerably. For Goldman Sachs only a few things were certain: we would stay close to our clients, listen to their concerns, and offer our best thinking and our most objective advice.

Where it made sense for our issuer clients, we engaged our global distribution capabilities in an effort to tap the most attractive and efficient markets to meet their needs. For our investor clients, we worked to identify and develop opportunities that met their investment objectives.

We have spent significant amounts of time with our clients, helping them allocate assets, evaluate risk, hedge their exposures and enhance shareholder value. Most companies can excel in an up market, but experience, expertise and superior execution make a difference for clients when things get difficult.

"We were determined that we were going to show the world that the business could be done at a high level where the client would come first."

—AL FELD, WHO CELEBRATES HIS 70TH ANNIVERSARY WITH GOLDMAN SACHS IN 2003

LONDON FIXED INCOME



FRANKFURT FIXED INCOME



FRANKFURT FIXED INCOME AND BANKING



E.ON—NAVIGATING THE CHALLENGE OF ENTERING NEW MARKETS

Goldman Sachs has worked closely with E.ON, the German-based power giant, and its predecessor firms for several years. Last spring, E.ON wanted to take a new direction: although the firm had not been an active issuer of debt securities in the past, it now sought the flexibility of access to the public markets. Conditions were less than ideal in mid-May, and several other issuers chose to postpone or restructure transactions. Goldman Sachs believed E.ON could come to market—and E.ON put its trust in Goldman Sachs, the only U.S. bookrunner in the offering.

Tapping into its deep investor base, Goldman Sachs laid the groundwork with an extensive marketing effort that reached a large audience of portfolio and asset managers. The Goldman Sachs sales team then focused on those managers who demonstrated interest in E.ON and appetite for its debut debt issue. The result was a record-breaking €7.3 billion offering, and another step in a long relationship between Europe's largest investor-owned energy service provider and Goldman Sachs.



HONG KONG BANKING AND CAPITAL MARKETS



NEW YORK EQUITY CAPITAL MARKETS



HONG KONG BANKING AND LONDON CAPITAL MARKETS



NEW YORK BANKING AND CAPITAL MARKETS

BANK OF CHINA—A MODERNIZATION AND TRANSFORMATION PROCESS

Goldman Sachs has had a long relationship with the Bank of China Group, dating back to the 1970s. Beginning in 2000, Goldman Sachs assisted the company in formulating and implementing its restructuring plans. A critical element of these efforts was the consolidation and listing of its commercial banking operations in Hong Kong, and we acted as the financial advisor for this process.

In October 2001, Bank of China (Hong Kong) was successfully formed through the merger of Bank of China's 12 subsidiary banks and one credit card company. This merger was not only Hong Kong's largest bank merger but also one of the most complicated.

Goldman Sachs further advised the company on its July 2002 listing on the Stock Exchange of Hong Kong, which raised $2.7 billion. This highly successful and historic IPO was the first international stock listing by a mainland bank, and paved the way for broader financial change within China.


BOSTON EQUITIES SALES TRADING


NEW YORK PROGRAM TRADING


NEW YORK PROGRAM TRADING


BOSTON EQUITIES RESEARCH SALES

PUTNAM INVESTMENTS—SIGNIFICANT TRANSACTIONS DESPITE TURBULENT MARKETS

Putnam Investments and Goldman Sachs have enjoyed an exceptionally strong relationship built over a long period of time—a relationship that has spanned multiple products including equities, derivatives, capital markets, trading and investment research.

Over the last several years, Putnam Investments has also come to look at Goldman Sachs as a trusted advisor. In 2002, Putnam Investments and Goldman Sachs worked closely together to evaluate and implement a number of significant portfolio restructurings. A great deal of collaboration and analysis led up to these transactions and they were executed successfully despite turbulent conditions in the marketplace.

GLOBAL RELATIONSHIP MANAGEMENT—SUCCESS THROUGH CLIENT FOCUS

Goldman Sachs' Global Relationship Management team (GRM) brings together two of our most deeply held principles: client focus and teamwork. Their mandate is to think broadly and strategically about the financial alternatives for our clients. In effect, GRM is at the intersection of our clients' needs and Goldman Sachs' capabilities. Teamwork and client focus come together in GRM to create a level of service to our clients that can be identified as uniquely Goldman Sachs.


TOKYO


LONDON


NEW YORK

PRIVATE WEALTH MANAGEMENT—EXPERTISE AND EXPERIENCE

Especially in today's challenging environment, wealthy families look to Goldman Sachs for advice and guidance in developing investment strategies. The financial markets are highly interdependent, and successful investment portfolios require global perspective, leading-edge knowledge and individualized strategy.

Goldman Sachs' approach to wealth management is simple: we believe our private clients are best served by dedicated teams who are committed to delivering our broad investment management capabilities and other resources of the firm to those clients in order to meet their individual objectives.

The force of the team's combined knowledge and experience provides our clients with a disciplined approach to portfolio strategy and management and the outstanding client service that is the hallmark of a Goldman Sachs relationship.


NEW YORK


HONG KONG


HONG KONG


NEW YORK

CHAPTER II

Defining Teamwork

Organizations succeed because of the caliber of people they attract. Goldman Sachs succeeds because it attracts people of very high caliber, people who want to work together to achieve something greater than they could achieve on their own. That desire and ability to be part of a team is fundamental to our culture, our business principles and, we believe, our long-term success.

Since the firm's founding in 1869, Goldman Sachs has focused on teamwork rather than solitary effort. That so many individuals have left their mark on the firm, and continue to do so today, is evidence that even the strongest performers know the value of adding rather than subtracting perspectives, skills and insights. We put tremendous resources and effort into finding the right people and helping them build satisfying careers at Goldman Sachs because time has proven the powerful, positive force of talented people working as one.

"The point is this team thing, the cooperation, teamwork, and our culture was developed not because someone was a genius and woke up in the middle of the night when the little electric light popped. It really came from the needs of the moment. It's good, solid business. You want to have people working together to achieve an objective."

—John L. Weinberg, Partner 1956–1990



NEW YORK FIXED INCOME AND FINANCE



LOS ANGELES AND NEW YORK BANKING



NEW YORK FIXED INCOME



LOS ANGELES BANKING

PROVIDIAN FINANCIAL—REBUILDING SHAREHOLDER VALUE

As 2001 ended, Providian, the large consumer credit company and a long-time Goldman Sachs client, faced serious problems that threatened its liquidity and caused its stock price to fall significantly. Realizing that quick and comprehensive action was needed, Goldman Sachs brought together investment banking and fixed income professionals who worked on Providian's behalf throughout much of 2002.

The team structured a series of complex transactions for Providian and executed them in difficult markets, including the sale of Providian's Master Trust and its credit card business in the United Kingdom. Goldman Sachs also securitized and provided the equity to fund the sale of $2.4 billion of Providian's higher risk assets. Months of consistent and dedicated efforts led to a dramatic restructuring of Providian's balance sheet and improved its prospects.

GLOBAL RECRUITING TEAM — A NEW FIRMWIDE APPROACH

Talent is the most important asset we have. It's not just something we say but a fact that drives our performance and our decisions every day. In all Goldman Sachs hires, we look for individuals who will bring their intelligence, energy and dedication to bear on our clients' most significant problems. And we continually assess and refine our practices to make sure we can fulfill this goal. Over the past year, we have strengthened our focus on presenting ourselves as one firm. By doing this, we interview for the firm first and for individual businesses second—ensuring that we don't miss out on talent by defining our criteria too narrowly.

This new firmwide approach has allowed us to streamline our recruiting efforts through a more closely coordinated global process. Recruiters and other Goldman Sachs professionals work together to give recruits the best and most accurate perspective on the career opportunities Goldman Sachs has to offer. Both cost-effective and efficient, this new approach helps us reach a diverse pool of candidates and seek the best person for every job at Goldman Sachs.


LONDON


NEW YORK


HONG KONG

ZORGVERZEKERAAR VGZ (VGZ) — GLOBAL COORDINATION AND DETERMINATION

Our clients reap the benefits of the diversification of Goldman Sachs Asset Management, and as we work more closely with them, those benefits increase proportionately. For five years, the Goldman Sachs Asset Management team served as one of four portfolio managers for VGZ, one of the largest specialized health insurance companies in The Netherlands. When VGZ decided to elect a sole fiduciary manager last year, approximately 15 firms competed. Our client relationship team in London and our portfolio teams in New York set to work to reaffirm our investment capabilities and our commitment to VGZ. After a lengthy selection process, Goldman Sachs was chosen to serve as VGZ's sole fiduciary manager. Taking on VGZ's approximately €1 billion account required the seamless integration of our asset allocation, benchmarking, risk budgeting, manager selection and manager monitoring capabilities. This kind of inter-product and cross-regional effort is made possible through the dedicated teamwork that characterizes Goldman Sachs.


LONDON SALES AND MARKETING TEAM


NEW YORK QUANTITATIVE RESOURCES


NEW YORK LEGAL AND QUANTITATIVE RESOURCES


NEW YORK QUANTITATIVE RESOURCES

CHAPTER III

Defining Determination

With few exceptions, the markets were not kind in 2002. Market participants that could tap into their institutional memory and hard-earned experience of living through other down cycles and that could take advantage of strong, positive, enduring cultures had a real edge over those that could not.

Firms remind themselves that nothing lasts forever. Goldman Sachs leaders reminded their teams, in the boom years of the 1990s, that "trees don't grow to the sky." They pointed to past generations of Goldman Sachs leaders who saw periods of great success but also had to wrestle with times of crisis.

Our disciplined management approach, our financial prudence and the strength of our core franchise have paid off this year, as we have continued a leadership position in our most important investment banking businesses.

Over the past 133 years, Goldman Sachs and its people have been tested by adverse markets, economic conditions and events. We have survived and grown stronger and more successful as a result of that passage, and it has defined the characteristics of the organization.

"You may remember... that in the merchandise panic of the early '20s, one of our clients had to step into the market and issue short-term notes. I doubt very much that anyone who was not familiar with the personalities and the history of the business could have done that job [as we did], or would have wanted to do it, would have put their shoulder to the wheel. In other words, it isn't always a bed of roses, this business."

—Walter Sachs, Partner 1908–1959



MILAN

PHOTOGRAPHED AT THE BRITISH MUSEUM, LONDON



NEW YORK



TOKYO



NEW YORK

INVESTMENT BANKING — LEADERSHIP AS A FIXED POINT IN A CHANGING MARKET

Despite the dramatic downturn in corporate activity, Goldman Sachs remained a market leader in Investment Banking, ranking number one in announced and completed global mergers and acquisitions and in worldwide public common stock issuances.[1] And while business volumes declined, we continued to strengthen existing relationships and establish new client relationships through an unmatched combination of thoughtful, strategic analysis and advice, superior execution and a commitment to absolute integrity in everything we do.

2003 will continue to provide challenges as well as opportunities. Our clients need objective advice and nimble strategies as they reevaluate their growth opportunities and consider various types of transformations.

Our pursuit of excellence and commitment to provide thoughtful and balanced financial advice to our clients will never lag, even in difficult years.

[1] Thomson Financial Securities Data — January 1, 2002 through December 31, 2002.


NEW YORK


NEW YORK

FIXED INCOME, CURRENCY AND COMMODITIES (FICC)—CUSTOMIZED SOLUTIONS IN A TURBULENT YEAR

Goldman Sachs seeks to develop innovative approaches to help clients during volatile times. In the active and uncertain market environment of 2002, FICC helped its clients manage a variety of risks, including those related to commodities, credit, currencies, interest rates and liquidity.

FICC teams worked tirelessly to assist clients in their efforts to effectively hedge their risk exposures by creating customized derivative-based and other structured solutions. In addition, FICC maintained its commitment to being an active market-maker in a broad variety of products, thus providing market liquidity and facilitating client trades. These activities demonstrated that, even in the most volatile of times, our clients can look to us to meet their varied needs.

FICC's commitment to its clients drove record net revenues and strong performances across many of its businesses.


HONG KONG


LONDON


NEW YORK

GOLDMAN SACHS ASSET MANAGEMENT—GLOBAL INVESTMENT RESOURCES

Goldman Sachs Asset Management's clients faced many concerns as equities markets declined for the third straight year. Challenges included pension funding status, asset allocation, expected future returns and market uncertainty. For many investors, the issues were global. Goldman Sachs Asset Management leveraged its worldwide team of investment professionals to provide portfolio management expertise, timely investment research, detailed portfolio analytics and risk management resources to help our clients address their concerns.

This level of client commitment contributed both to significant mandates from new clients and to additional assets from certain existing clients. As a result, despite significant market depreciation, Goldman Sachs ended the year with approximately the same level of assets under management as the prior year, at $348 billion.


TOKYO


PRINCETON

LONDON



EQUITIES—DEEPENING CLIENT RELATIONSHIPS

While Goldman Sachs' equities businesses could not escape the difficult market conditions that were pervasive in 2002, we continued to benefit from the scale and efficiency of our global equities businesses, and the success of our focused effort to deepen client relationships. We view both—our unique client franchise, and the size of our business—as critical to our leadership in equities going forward.

Last year, there were a number of large convertible transactions and rights offerings, privatization success stories and significant block trades. We entered new markets, created new products and continued to enhance our service to the whole array of institutional clients, executing transactions for them in products that had not been available 12 months before. And as we and our clients learn to operate in this environment, we gain insight into how best to serve our clients in the years to come. These experiences will carve the path to even stronger relationships and continued opportunities in the future.


HONG KONG


NEW YORK


LONDON


NEW YORK RESEARCH

Our Core Businesses

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.



$5,371
$3,836
$2,830
2000
2001
2002

Investment Banking
Net Revenues
(in millions)



$2,592
$2,070
$1,499
2000
2001
2002

Financial Advisory
Net Revenues
(in millions)



$2,779
$1,766
$1,331
2000
2001
2002

Underwriting
Net Revenues
(in millions)

INVESTMENT BANKING

Our current structure, which is organized by regional, industry and product groups, seeks to combine client-focused investment bankers with execution and industry expertise.

Our investment banking activities are divided into two categories: Financial Advisory and Underwriting.

Financial Advisory

Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.

Underwriting

Underwriting includes public offerings and private placements of equity and debt securities.

TRADING AND PRINCIPAL INVESTMENTS

Our Trading and Principal Investments business facilitates customer transactions and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities, and swaps and other derivatives. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges.

Our Trading and Principal Investments activities are divided into three categories: Fixed Income, Currency and Commodities, Equities and Principal Investments.


$6,627
$6,349
$5,249
2000 2001 2002

Trading and Principal Investments Net Revenues (in millions)

Fixed Income, Currency and Commodities (FICC)

FICC makes markets in and trades interest rate and credit products, currencies and commodities, structures and enters into a wide variety of derivative transactions, and engages in proprietary trading. FICC's principal products are: commodities and commodity derivatives; credit products, including investment-grade corporate securities, high-yield securities, bank loans, municipal securities, credit derivatives and emerging market debt; currencies and currency derivatives; interest rate products, including interest rate derivatives and global government securities; money market instruments; and mortgage-backed securities and loans.


$3,004
$4,047
$4,470
2000 2001 2002

FICC Net Revenues (in millions)

Equities

Equities makes markets in, acts as a specialist for, and trades equities and equity-related products, structures and enters into equity derivative transactions, and engages in proprietary trading. As an agent and market maker, we facilitate customer transactions, often by committing capital, to provide liquidity to clients with large blocks of stocks or options.


$3,489
$2,923
$1,008
2000 2001 2002

Equities Net Revenues (in millions)

Principal Investments

Principal Investments primarily represents net revenues from our merchant banking investments. We make principal investments directly and through funds that we raise and manage.


$134
-$621
-$229
2000 2001 2002

Principal Investments Net Revenues (in millions)


$4,592
$5,626
$5,907
2000
2001
2002

Asset Management
and Securities Services
Net Revenues
(in millions)


$1,345
$1,473
$1,653
2000
2001
2002

Asset Management
Net Revenues
(in millions)


$940
$1,133
$981
2000
2001
2002

Securities Services
Net Revenues
(in millions)


$2,307
$3,020
$3,273
2000
2001
2002

Commissions
Net Revenues
(in millions)

ASSET MANAGEMENT AND SECURITIES SERVICES

Our Asset Management and Securities Services segment is divided into three categories: Asset Management, Securities Services and Commissions.

Asset Management

Asset Management generates management fees by providing investment advisory services to a diverse client base of institutions and individuals. Assets under management include our mutual funds, separate accounts managed for institutional and individual investors, our merchant banking funds and other alternative investment funds.

Securities Services

Securities Services includes prime brokerage, financing services and securities lending, and our matched book businesses, all of which generate revenues primarily in the form of interest rate spreads or fees.

Commissions

Commissions includes fees from executing and clearing client transactions on major stock, options and futures markets worldwide. Commissions also includes revenues from the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments exceeds certain threshold returns (typically referred to as an "override").

Financial Information – Table of Contents

Management's Discussion and Analysis

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into three segments:

- INVESTMENT BANKING – This segment comprises Financial Advisory and Underwriting;
- TRADING AND PRINCIPAL INVESTMENTS – This segment comprises Fixed Income, Currency and Commodities (FICC), Equities and Principal Investments (Principal Investments primarily represents net revenues from our merchant banking investments); and
- ASSET MANAGEMENT AND SECURITIES SERVICES – This segment comprises Asset Management, Securities Services and Commissions.

Our Investment Banking and Trading and Principal Investments activities were previously aggregated into one reporting segment —Global Capital Markets.

All references to 2002, 2001 and 2000 refer to our fiscal year ended, or the date, as the context requires, November 29, 2002, November 30, 2001 and November 24, 2000, respectively.

When we use the terms "Goldman Sachs," "we," "us" and "our," we mean The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. Important factors, among others, that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements are discussed below under "—Results of Operations—Certain Factors That May Affect Our Results of Operations."

BUSINESS ENVIRONMENT

The sharp slowdown in the global economy in 2001 proved short lived, but the pace of recovery in 2002 was modest. An acceleration in U.S. production in early 2002 as inventory liquidation slowed led to a strong increase in global economic growth in the first quarter, but momentum eased sharply the following quarter. Continued weakness in capital spending, combined with an erosion of corporate and investor confidence and increased geopolitical risks, was accompanied by significant declines in global equity prices and corporate activity. In addition, the U.S. Congress passed the Sarbanes-Oxley Act of 2002, in response to concerns regarding recent corporate scandals and several large corporate bankruptcies. The provisions of Sarbanes-Oxley, combined with rules and rule proposals (if adopted) of the U.S. Securities and Exchange Commission, New York Stock Exchange and Nasdaq, necessitate significant changes to corporate governance and public disclosure. In addition, investment banks have been and continue to be the subject of increased regulatory scrutiny regarding research and initial public offering practices. This difficult economic and regulatory environment, combined with a second consecutive year of declines in investment banking activity, continued to provide a challenging business climate for financial institutions. Reflecting this environment, during our fiscal year, industry-wide completed mergers and acquisitions declined 49%, industry-wide initial public offerings declined 17% and industry-wide equity underwriting volume declined 7%.[1] The fixed income markets, which generally performed well for a second straight year, were characterized by a steep yield curve, low interest rates and significant volatility in credit spreads.

[1] Source: Thomson Financial Securities Data – December 1, 2001 through November 29, 2002 and November 25, 2000 through November 30, 2001.

The U.S. economy recovered gradually from the recession in 2001. A slowing of inventory liquidation in late 2001 led to a sharp rise in production in early 2002, but underlying growth in demand remained weak. Real gross domestic product growth in the 2002 calendar year rose to approximately 2.4%, an increase from 0.3% in 2001 but well below the pace of most recoveries. Corporations remained cautious and investment continued to decline, while consumer and housing spending held up relatively well. Concerns about the quality of corporate earnings and the extent of the economic recovery prompted further declines in U.S. equity markets. Despite a rebound near year end, major indices ended the year well below 2001 year-end levels. After cutting overnight interest rates aggressively during 2001 (25 basis points of which fell in the first month of our 2002 fiscal year), the U.S. Federal Reserve left rates unchanged until November 2002, when renewed signs of economic weakness prompted a 50 basis point cut in the overnight lending rate. Long-term yields remained low, as evidenced by the 10-year U.S. Treasury yield hitting its lowest level in 40 years in October 2002.

The European economy remained weak in 2002, with the German economy showing particular weakness. An initial rise in business confidence in early 2002 did not translate into a meaningful recovery in activity. Real gross domestic product growth in Europe for the 2002 calendar year was approximately 1.1%, lower than the 1.6% recorded in 2001. European equity markets recorded particularly sharp declines through the year. The European Central Bank and Bank of England left interest rates unchanged throughout our 2002 fiscal year, but in response to continued economic weakness, the European Central Bank lowered interest rates by 50 basis points shortly after the end of our fiscal year.

In Japan, economic growth accelerated in the first half of 2002, but appears to have decelerated towards the end of 2002. Export demand and industrial production rebounded quite strongly in the middle of 2002, driving overall growth rates positive, as global demand improved and an improvement in other Asian economies lifted Japanese exports. In addition, consumer spending held up relatively well, despite falling personal incomes. The Bank of Japan continued to provide substantial liquidity by expanding purchases of government bonds and increasing money market operations, but concerns lingered as to the state of Japan's banking system and budget deficit. Equities markets in Japan rose early in 2002 but fell sharply as the outlook for a sustained recovery receded.

Growth in other Asian economies picked up sharply in late 2001, reflecting an improvement in technology demand in the United States and, in some countries, an increase in domestic spending. Export growth decelerated later in 2002, leading to renewed pressure on some economies, but the region generally remained stronger than other areas. China, in particular, has continued to record strong growth and its strength has benefited other regional trading partners. Despite large falls in global equities markets, most Asian equity markets (outside of Japan) performed better than those in other regions.

RESULTS OF OPERATIONS

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. Over the last two years, we have been operating in a challenging economic and business environment. Industry-wide declines in the volume of equity underwritings and mergers and acquisitions have adversely affected the results of our Underwriting and Financial Advisory businesses, and continued weakness in global equities markets has adversely affected the results of certain of our Trading and Principal Investments businesses. In addition, our operating results have been affected by Goldman Sachs' combination with SLK LLC (SLK) in October 2000. As a result, period-to-period comparisons may not be meaningful.

Financial Overview

The following table sets forth an overview of our financial results:

FINANCIAL OVERVIEW

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2002	2001	2000[1]
Net revenues	**$13,986**	$15,811	$16,590
Pre-tax earnings	**3,253**	3,696	5,020
Net earnings	**2,114**	2,310	3,067
Diluted earnings per share	**4.03**	4.26	6.00
Return on average shareholders' equity[2]	**11.3%**	13.0%	26.9%
Return on average tangible shareholders' equity[3]	**15.3%**	17.8%	28.9%

[1] As part of the combination with SLK, a $702 million retention pool of restricted stock units was established for SLK employees. A charge of $290 million ($180 million after taxes) related to restricted stock units for which future service was not required as a condition to the delivery of the underlying shares of common stock was included in our operating results in 2000. Excluding this charge, our diluted earnings per share were $6.35.

[2] Return on average shareholders' equity is computed by dividing net earnings by average monthly shareholders' equity. Return on average shareholders' equity for 2000 excludes the charge related to our combination with SLK.

[3] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. We believe that return on average tangible shareholders' equity is a meaningful measure of our financial performance because it reflects the return on the equity deployed in our businesses. Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. Return on average tangible shareholders' equity for 2000 excludes the charge related to our combination with SLK. The following table sets forth the reconciliation of average shareholders' equity to average tangible shareholders' equity:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2002	2001	2000
Average shareholders' equity	**$18,659**	$17,704	$12,078
Less: Average goodwill and identifiable intangible assets	**4,837**	4,727	818
Average tangible shareholders' equity	**$13,822**	$12,977	$11,260

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

OPERATING RESULTS BY SEGMENT

(IN MILLIONS)		YEAR ENDED NOVEMBER 2002	2001	2000
Investment Banking	Net revenues	**$ 2,830**	$ 3,836	$ 5,371
	Operating expenses	**2,454**	3,117	3,645
	Pre-tax earnings	**$ 376**	$ 719	$ 1,726
Trading and Principal Investments	Net revenues	**$ 5,249**	$ 6,349	$ 6,627
	Operating expenses	**4,273**	5,134	4,199
	Pre-tax earnings	**$ 976**	$ 1,215	$ 2,428
Asset Management and Securities Services	Net revenues	**$ 5,907**	$ 5,626	$ 4,592
	Operating expenses	**3,794**	3,501	3,008
	Pre-tax earnings	**$ 2,113**	$ 2,125	$ 1,584
Total	Net revenues	**$13,986**	$15,811	$16,590
	Operating expenses[1]	**10,733**	12,115	11,570
	Pre-tax earnings	**$ 3,253**	$ 3,696	$ 5,020

[1] Includes the following expenses that have not been allocated to our segments: (i) amortization of employee initial public offering awards of $212 million, $363 million and $428 million for the years ended November 2002, November 2001 and November 2000, respectively, and (ii) nonrecurring acquisition awards of $290 million related to our combination with SLK for the year ended November 2000.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 15 to the consolidated financial statements for further information regarding our segments.

The cost structures of each of our segments are broadly similar to that of Goldman Sachs taken as a whole in that they are primarily influenced by discretionary compensation, headcount and levels of business activity. Our overall compensation and benefits expenses are generally targeted at 50% (plus or minus a few percentage points) of consolidated net revenues. A substantial portion of our compensation expense represents discretionary bonuses. Compensation expense within our segments reflects, among other factors, the overall performance of Goldman Sachs as well as the performance of individual business units.

Investment Banking

Goldman Sachs provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals. The activities of our Investment Banking segment are divided into two categories:

- FINANCIAL ADVISORY – Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs; and
- UNDERWRITING – Underwriting includes public offerings and private placements of equity and debt securities.

The following table sets forth the operating results of our Investment Banking segment:

INVESTMENT BANKING OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2002**	2001	2000
Financial Advisory	**$1,499**	$2,070	$2,592
Underwriting	**1,331**	1,766	2,779
Total net revenues	**2,830**	3,836	5,371
Operating expenses	**2,454**	3,117	3,645
Pre-tax earnings	**$ 376**	$ 719	$1,726

2002 VERSUS 2001

Net revenues in Investment Banking were $2.83 billion for the year compared with $3.84 billion in 2001. Net revenues in Financial Advisory decreased 28% from the prior year to $1.50 billion, reflecting a 49% decline in industry-wide completed mergers and acquisitions.[1] Net revenues in our Underwriting business declined 25% to $1.33 billion, primarily reflecting a 17% decline in industry-wide initial public offerings and a 7% decline in industry-wide total equity underwriting volume,[1] as well as a decline in Goldman Sachs' market share in global debt underwriting. The reduction in Investment Banking net revenues was primarily due to lower levels of activity across all sectors, particularly communications, media and entertainment, natural resources, high technology and healthcare. Our investment banking backlog at the end of 2002 was significantly lower than at the end of 2001.[2]

[1] Source: Thomson Financial Securities Data – December 1, 2001 through November 29, 2002 and November 25, 2000 through November 30, 2001.

[2] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more probable than not.

Operating expenses decreased 21%, primarily due to decreased compensation and benefits expenses, reflecting lower discretionary compensation and lower employment levels. Market development and communications and technology expenses also decreased, reflecting the continued impact of expense reduction initiatives first implemented in 2001, reduced employment levels and lower levels of business activity. For a further discussion of operating expenses and our expense reduction initiatives, see "—Operating Expenses" below. Pre-tax earnings were $376 million in 2002 compared with $719 million in 2001.

2001 VERSUS 2000

Investment Banking generated net revenues of $3.84 billion compared with $5.37 billion for 2000, as the slowdown in global economic growth led to significantly lower equity valuations and reduced investment banking activity. Net revenues in Financial Advisory decreased 20% from the prior year to $2.07 billion, primarily reflecting a 31% decline in industry-wide completed mergers and acquisitions.[1] Net revenues in our Underwriting business declined 36% to $1.77 billion, primarily reflecting a 53% decline in industry-wide equity underwriting volumes.[1] Debt underwriting net revenues were essentially unchanged from 2000. The reduction in Investment Banking net revenues was primarily due to lower levels of activity in the communications, media and entertainment, telecommunications, high technology and industrial sectors. Our investment banking backlog at the end of 2001 was significantly lower than at the end of 2000.[2]

Operating expenses decreased 14%, primarily due to decreased compensation and benefits expenses as lower discretionary compensation more than offset the impact of the growth in employment levels in 2000. Pre-tax earnings were $719 million in 2001 compared with $1.73 billion in 2000.

Trading and Principal Investments

Our Trading and Principal Investments business facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities, and swaps and other derivatives. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges. The activities of our Trading and Principal Investments segment are divided into three categories:

- FICC – We make markets in and trade interest rate and credit products, currencies and commodities, structure and enter into a wide variety of derivative transactions, and engage in proprietary trading;
- EQUITIES – We make markets in, act as a specialist for, and trade equities and equity-related products, structure and enter into equity derivative transactions, and engage in proprietary trading; and
- PRINCIPAL INVESTMENTS – Principal Investments primarily represents net revenues from our merchant banking investments.

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments in privately held concerns and in real estate may fluctuate significantly depending on the revaluation or sale of these investments in any given period. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

In January 2002, we began to implement a new fee-based pricing structure in our Nasdaq trading business. Previously we did not charge explicit fees in this business but rather earned market-making revenues based generally on the difference between bid and ask prices. Such market-making net revenues are reported in our Equities trading results. As a result of the change to the fee-based pricing structure, a substantial portion of our Nasdaq net revenues is reported in Commissions below and in "Asset management and securities services" in the consolidated statements of earnings.

Net revenues from Principal Investments do not include management fees and the increased share of the income and gains from our merchant banking funds (merchant banking overrides) to which we are entitled when the return on investments exceeds certain threshold returns to fund investors. These management fees and increased shares of income and gains are included in the net revenues of the Asset Management and Securities Services segment.

The following table sets forth the operating results of our Trading and Principal Investments segment:

TRADING AND PRNCIPAL INVESTMENTS OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2002**	2001	2000
FICC	**$4,470**	$4,047	$3,004
Equities	**1,008**	2,923	3,489
Principal Investments	**(229)**	(621)	134
Total net revenues	**5,249**	6,349	6,627
Operating expenses	**4,273**	5,134	4,199
Pre-tax earnings	**$ 976**	$1,215	$2,428

[1] Source: Thomson Financial Securities Data – November 25, 2000 through November 30, 2001 and November 27, 1999 through November 24, 2000.

[2] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more probable than not.

2002 VERSUS 2001

Net revenues in Trading and Principal Investments were $5.25 billion for the year compared with $6.35 billion in 2001. FICC net revenues of $4.47 billion increased 10% compared with 2001, reflecting strong performances in our currencies, mortgages, fixed income derivatives, and investment-grade credit businesses, partially offset by decreased net revenues in commodities and leveraged finance. Net revenues in Equities were $1.01 billion compared with $2.92 billion for 2001, primarily reflecting lower net revenues in our global shares businesses, which were affected by the continued weakness in the equities markets, the transfer of the Nasdaq fee-based business into Commissions and the negative effect of a single block trade in the first quarter of 2002. In addition, net revenues in equity derivatives and equity arbitrage were lower than the prior year. Principal Investments recorded negative net revenues of $229 million, primarily due to declines in the value of certain investments in the high technology and telecommunications sectors, partially offset by real estate and energy sector disposition gains.

Operating expenses decreased 17%, primarily due to decreased compensation and benefits expenses, the transfer of the Nasdaq fee-based business to Commissions and the elimination of goodwill amortization. Communications and technology and market development expenses also decreased in 2002, reflecting the continued impact of expense reduction initiatives first implemented in 2001, reduced employment levels and lower levels of business activity. For a further discussion of operating expenses and our expense reduction initiatives, see "—Operating Expenses" below. Pre-tax earnings were $976 million in 2002 compared with $1.22 billion in 2001.

2001 VERSUS 2000

Net revenues in Trading and Principal Investments were $6.35 billion for 2001 compared with $6.63 billion in 2000, as negative net revenues in Principal Investments and declines in Equities were partially offset by higher net revenues in FICC. Net revenues in FICC were $4.05 billion, up 35% compared with 2000, as we capitalized on lower interest rates, increased volatility and strong customer demand. This increase in net revenues was driven by strong performances in commodities, currencies, our credit-sensitive businesses (which include high-yield debt, bank loans and investment-grade corporate debt) and fixed income derivatives. Equities net revenues were $2.92 billion compared with $3.49 billion in 2000, primarily reflecting declining volatility and customer flow, the introduction of decimalization and lower net revenues in equity arbitrage, partially offset by the contribution from SLK. Principal Investments experienced negative net revenues of $621 million for 2001 due to mark-to-market losses on both private and public investments, primarily in the high technology and telecommunications sectors.

Operating expenses increased 22%, primarily due to increased compensation and benefits expenses, higher brokerage, clearing and exchange fees, higher amortization of goodwill and identifiable intangible assets, and increased communications and technology, depreciation and occupancy expenses. These increases were principally due to the inclusion of SLK and the growth in employment levels in 2000, partially offset by lower discretionary compensation and the effect of expense reduction initiatives implemented in 2001. For a further discussion of operating expenses and our expense reduction initiatives, see "—Operating Expenses" below. Pretax earnings were $1.22 billion in 2001 compared with $2.43 billion in 2000.

Asset Management and Securities Services

The components of our Asset Management and Securities Services segment are set forth below:

- ASSET MANAGEMENT – Asset Management generates management fees by providing investment advisory services to a diverse client base of institutions and individuals;
- SECURITIES SERVICES – Securities Services includes prime brokerage, financing services and securities lending, and our matched book businesses, all of which generate revenues primarily in the form of interest rate spreads or fees; and
- COMMISSIONS – Commissions includes fees from executing and clearing client transactions on major stock, options and futures markets worldwide. Commissions also includes revenues from the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments exceeds certain threshold returns.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

ASSET MANAGEMENT AND SECURITIES SERVICES OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2002**	2001	2000
Asset Management	**$1,653**	$1,473	$1,345
Securities Services	**981**	1,133	940
Commissions	**3,273**	3,020	2,307
Total net revenues	**5,907**	5,626	4,592
Operating expenses	**3,794**	3,501	3,008
Pre-tax earnings	**$2,113**	$2,125	$1,584

Assets under management typically generate fees based on a percentage of their value and include our mutual funds, separate accounts managed for institutional and individual investors, our merchant banking funds and other alternative investment funds. Substantially all assets under management are valued as of calendar month end.

The following table sets forth our assets under management by asset class:

ASSETS UNDER MANAGEMENT BY ASSET CLASS

	AS OF NOVEMBER 30		
(IN BILLIONS)	**2002**	2001	2000
Money markets	**$108**	$122	$ 72
Fixed income and currency	**96**	71	57
Equity	**86**	96	107
Alternative investments [1]	**58**	62	58
Total	**$348**	$351	$294

[1] Includes merchant banking, quantitative asset allocation and other similar funds that we manage, as well as funds where we recommend one or more subadvisors for our clients.

The following table sets forth a summary of the changes in our assets under management:

ASSETS UNDER MANAGEMENT

	YEAR ENDED NOVEMBER 30		
(IN BILLIONS)	**2002**	2001	2000
Balance, beginning of year	**$351**	$294	$258
Net assets inflows	**9**	67	40
Net market depreciation	**(12)**	(10)	(4)
Balance, end of year	**$348**	$351	$294

2002 VERSUS 2001

Net revenues in Asset Management and Securities Services were $5.91 billion for the year, 5% higher than 2001. Asset Management net revenues of $1.65 billion increased 12% compared with last year, primarily reflecting an 8% increase in average assets under management and increased incentive income. Assets under management were $348 billion at the end of 2002, essentially flat compared with the end of 2001. Market depreciation of $12 billion, primarily in equity assets, was partially offset by net asset inflows of $9 billion, primarily in fixed income and equity assets. The decline in net asset inflows compared with 2001 was primarily due to a reduction in money market net inflows, which were particularly strong in 2001. Securities Services net revenues were $981 million compared with $1.13 billion for 2001, primarily reflecting lower net revenues in our margin lending business and fixed income matched book. Commissions were $3.27 billion, up 8% compared with 2001, primarily due to increased net revenues from equity commissions, in part due to the transfer of the Nasdaq fee-based business into Commissions, partially offset by lower merchant banking overrides (i.e., an increased share of a fund's income and gains when the return on the fund's investments exceeds certain threshold returns) and reduced clearing fees.

Operating expenses increased 8%, primarily due to the transfer of the Nasdaq fee-based business to Commissions, increased compensation and benefits expenses, higher occupancy expenses, brokerage, clearing and exchange fees, and depreciation expenses, partially offset by the elimination of goodwill amortization. For a further discussion of operating expenses, see "—Operating Expenses" below. Pre-tax earnings in Asset Management and Securities Services were $2.11 billion in 2002 compared with $2.13 billion in 2001.

2001 VERSUS 2000

Net revenues in Asset Management and Securities Services were $5.63 billion, an increase of 23% compared with 2000. All major components of the business contributed to the net revenue growth in 2001. Asset Management net revenues of $1.47 billion increased 10% compared with 2000, primarily reflecting an increase of 11% in average assets under management. Net asset inflows of $67 billion, principally in money market assets, were partially offset by declines in equity asset values due to market depreciation. Securities Services net revenues of $1.13 billion increased 21% over 2000, primarily due to increased spreads in our fixed income matched book and the contribution from SLK, partially offset by lower net revenues in securities lending and margin lending. Commissions increased 31% compared with 2000 to $3.02 billion, principally reflecting the contribution from SLK's clearing and execution business.

Operating expenses increased 16%, primarily due to increased compensation and benefits expenses, higher communications and technology expenses, higher amortization of goodwill and identifiable intangible assets, and increased brokerage, clearing and exchange fees and occupancy and depreciation expenses. These increases were principally due to the inclusion of SLK and the growth in employment levels in 2000, partially offset by lower discretionary compensation and the effect of expense reduction initiatives implemented in 2001. Pre-tax earnings in Asset Management and Securities Services were $2.13 billion in 2001 compared with $1.58 billion in 2000.

Operating Expenses

The following table sets forth our operating expenses and number of employees:

OPERATING EXPENSES AND EMPLOYEES

	YEAR ENDED NOVEMBER		
($ IN MILLIONS)	**2002**	2001	2000
Compensation and benefits	**$ 6,744**	$ 7,700	$ 7,773
Nonrecurring acquisition awards	**—**	—	290
Amortization of employee initial public offering and acquisition awards	**293**	464	428
Non-compensation expenses	**3,696**	3,951	3,079
Total operating expenses	**$10,733**	$12,115	$11,570
Employees at year end [1]	**19,739**	22,677	22,627

[1] Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these companies provide property management services.

During 2002, we continued to focus on cost containment in light of the difficult business environment. We reduced employment levels and maintained our focus on the expense reduction initiatives first implemented in 2001. These initiatives were largely focused on reducing expenses in areas such as travel and entertainment, advertising, consulting, telecommunications and occupancy-related services. In addition, we canceled, deferred or scaled back some of our non-critical capital reinvestment plans in order to limit growth in our depreciation and amortization expense. Given the highly discretionary nature of the expenses impacted by our cost reduction initiatives, the effect of these initiatives on future operating results will be largely dependent upon the prevailing business environment.

2002 VERSUS 2001

Operating expenses were $10.73 billion for 2002, 11% below 2001. Compensation and benefits expenses of $6.74 billion decreased 12% compared with the prior year, primarily due to lower discretionary compensation, reduced employment levels, and lower consultants and temporary staff expense. The ratio of compensation and benefits to net revenues for 2002 was 48% compared with 49% for 2001. Employment levels decreased 13% from November 2001. Employee equity-based compensation granted for 2002 included roughly equal amounts of restricted stock units and stock options. See "—Recent Accounting Developments" below as well as Note 2 and Note 12 to the consolidated financial statements for further information regarding our stock-based compensation, including our adoption, beginning in fiscal 2003, of the fair value method of accounting for stock-based compensation.

Non-compensation-related expenses were $3.70 billion for 2002, 6% below 2001. Excluding amortization of goodwill and identifiable intangible assets, these expenses decreased 3% compared with last year, primarily reflecting lower market development and communications and technology expenses due to the continued impact of expense reduction initiatives first implemented in 2001, reduced employment levels and lower levels of business activity. These reductions were partially offset by higher occupancy expenses primarily related to new leases and one-time costs related to the postponement of construction plans for a smaller facility adjacent to our office building currently under construction in Jersey City, New Jersey. Amortization of goodwill and identifiable intangible assets was lower than in 2001, reflecting the adoption of the goodwill non-amortization provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

2001 VERSUS 2000

Operating expenses were $12.12 billion for 2001, 7% above 2000 excluding the SLK charge of $290 million. Compensation and benefits of $7.70 billion were essentially unchanged from the prior year as lower discretionary compensation was offset by incremental expense related to the inclusion of SLK. The ratio of compensation and benefits to net revenues for 2001 was 49% compared with 47% for 2000. Employment levels were essentially unchanged from November 2000. Substantially all of the equity-based compensation granted for 2001 was in the form of stock options. See "—Recent Accounting Developments" below as well as Note 2 and Note 12 to the consolidated financial statements for further information regarding our stock-based compensation.

Non-compensation expenses were $3.95 billion, an increase of 28% compared with 2000, primarily due to higher brokerage, clearing and exchange fees, intangible asset amortization, communications and technology costs and occupancy and depreciation expenses partially offset by reduced market development expenses. In addition to the inclusion of SLK, the increase in our non-compensation expenses in 2001 was primarily due to growth in employment levels during 2000 partially offset by the effect of expense reduction initiatives implemented in 2001.

Certain properties occupied by Goldman Sachs were affected by the terrorist attack of September 11, 2001. We recorded expenses related to the attack in 2001, which were not material and were wholly offset by an expected insurance recovery. These expenses, and the related insurance recovery, pertain to write-offs of damaged technology and telecommunications equipment, certain employee-related expenditures and other business recovery costs.

Provision for Taxes

The effective income tax rate for 2002 was 35.0%, down from 37.5% in 2001. The decline in the effective income tax rate compared with 2001 was primarily due to a change in our geographic earnings mix combined with ongoing efforts to convert major operating subsidiaries around the world to corporate form and an increase in tax-exempt income and domestic tax credits.

The effective tax rate for 2001 was 37.5% compared with 38.9% in 2000. The decline in the effective tax rate in 2001 was primarily due to lower state and local taxes.

Our effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings. These same and other factors, including our history of pre-tax earnings, are taken into account in assessing our ability to realize our net deferred tax assets. See Note 13 to the consolidated financial statements for further information regarding our provision for taxes.

Certain Factors That May Affect Our Results of Operations

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. In the last year, we have been operating in a very challenging environment: the number and size of securities underwritings and mergers and acquisition transactions have declined significantly; the equities markets in the United States and elsewhere have been volatile and are at levels substantially below their record highs; investors have exhibited concerns over the integrity of the U.S. financial markets as a result of recent, highly publicized financial scandals; and the attention of management of many clients has been diverted from capital-raising transactions and acquisitions and dispositions in part as a result of corporate governance regulations, such as the Sarbanes-Oxley Act of 2002, and related uncertainty in capital markets. It is unclear how long this environment will last, but so long as it does, our businesses will be adversely affected.

These types of economic and market conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability in many ways, including the following:

- We generally maintain large trading, specialist and investment positions. Market fluctuations and volatility may adversely affect the value of those positions, including our interest rate and credit products, currency, commodity and equity positions and our merchant banking investments, or may reduce our willingness to enter into some new transactions.
- A continuation of the industry-wide declines in the volume of equity underwritings and mergers and acquisitions is likely to have a continuing adverse effect on our revenues and, because we may be unable to reduce expenses correspondingly, our profit margins. In particular, because a significant portion of our investment banking revenues are derived from our participation in large transactions, a decrease in the number of large transactions due to uncertain or unfavorable market conditions may adversely affect our investment banking business.
- Declines in the volume and number of investment banking transactions may continue to increase price competition.
- Reductions in the level of the equities markets also tend to reduce the value of our clients' portfolios, which in turn may reduce the fees we earn for managing assets. Even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks or competitors could result in a decline in assets under management and therefore in the fees we receive.
- Concentration of risk in the past has increased the losses that we have incurred in our proprietary trading, market-making, block trading, merchant banking, underwriting and lending businesses and may continue to do so in the future.
- The volume of transactions that we execute for our customers and as a specialist may decline, which would reduce the revenues we receive from commissions and spreads. In our specialist businesses, we are obligated by stock exchange rules to maintain an orderly market, including by purchasing shares in a declining market. This may result in trading losses and an increased need for liquidity. Finally, further weakness in global equities markets could adversely impact our trading businesses and impair the value of our goodwill and identifiable intangible assets.

If any of the variety of instruments and strategies we utilize to hedge or otherwise manage our exposure to various types of risk are not effective, we may incur losses. Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Liquidity (i.e., ready access to funds) is essential to our businesses. Our liquidity could be impaired by an inability to access the long-term or short-term debt markets, an inability to access the repurchase and securities lending markets, or an inability to sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, perceptions about our creditworthiness, or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under such provisions, counterparties could be permitted to terminate contracts with Goldman Sachs or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements.

The Goldman Sachs Group, Inc. (Group Inc.) is a holding company and, therefore, it depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments and to fund all payments on its obligations, including debt obligations. Many of our subsidiaries, including Goldman, Sachs & Co., are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on obligations, including debt obligations, or dividend payments.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. The amount and duration of our credit exposures have been increasing over the past several years, as has the breadth of the entities to which we have such exposure. As a clearing member firm, we finance our customer positions and we could be held responsible for the defaults or misconduct of our customers. In addition, we have experienced, due to competitive factors, pressure to extend credit and price more aggressively the credit risks we take. In particular, corporate clients sometimes seek to require credit commitments from us in connection with investment banking assignments. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect Goldman Sachs.

Our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by Goldman Sachs or third parties with which we conduct business.

Substantial legal liability or a significant regulatory action against Goldman Sachs could have a material adverse financial effect or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects. We face significant legal risks in our businesses, and the volume of claims and amount of damages claimed in litigation against financial intermediaries are increasing. Our experience has been that legal claims by customers and clients increase in a market downturn. In addition, employment related claims typically increase in periods when we have reduced the total number of employees.

For additional important factors that may affect our results of operations, see "Business—Certain Factors That May Affect Our Business" in our Form 10-K for our fiscal year ended November 29, 2002.

GEOGRAPHIC DATA

For a summary of the net revenues, pre-tax earnings and identifiable assets of Goldman Sachs by geographic region, see Note 15 to the consolidated financial statements.

CASH FLOWS

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. We have reclassified net cash flows from "Securities sold under agreements to repurchase, net of agreements to resell" as operating activities, because secured funding is an integral aspect of our day-to-day operations. Previously, these cash flows were reported as financing activities.

YEAR ENDED NOVEMBER 2002

Cash and cash equivalents decreased to $4.82 billion in 2002. Cash of $10.08 billion was used for operating activities, primarily reflecting an increase in financial instruments owned, partially offset by an increase in financial instruments sold, but not yet purchased. Cash of $1.10 billion was used for investing activities, primarily for leasehold improvements and the purchase of telecommunications and technology-related equipment. Cash of $9.09 billion was provided by financing activities, reflecting proceeds from the issuances of long-term and net short-term borrowings, partially offset by repayments of long-term borrowings (including the current portion of long-term borrowings) and common stock repurchases.

YEAR ENDED NOVEMBER 2001

Cash and cash equivalents increased to $6.91 billion in 2001. Cash of $2.87 billion was provided by operating activities. Cash of $1.91 billion was used for investing activities, primarily for leasehold improvements and the purchase of telecommunications and technology-related equipment. Cash of $2.08 billion was provided by financing activities, reflecting proceeds from the issuances of long-term and net short-term borrowings, partially offset by repayments of long-term borrowings (including the current portion of long-term borrowings) and common stock repurchases.

YEAR ENDED NOVEMBER 2000

Cash and cash equivalents increased to $3.87 billion in 2000. Operating activities provided cash of $1.61 billion. Cash of $3.66 billion was used for investing activities, primarily for our combination with SLK and purchases of technology-related equipment. Cash of $2.86 billion was provided by financing activities as proceeds from the issuances of long-term borrowings were partially offset by repayments of long-term borrowings (including the current portion of long-term borrowings).

LIQUIDITY RISK MANAGEMENT

Liquidity is of critical importance to companies in the financial services sector. Most failures of financial institutions have occurred in large part due to insufficient liquidity. Accordingly, Goldman Sachs has in place a comprehensive set of liquidity and funding policies that are intended to maintain significant flexibility to address both firm-specific and broader industry or market liquidity events. Our principal objective is to be able to fund Goldman Sachs and to enable our core businesses to continue to generate revenue and provide services to our clients, even under adverse circumstances.

Management has implemented a number of policies that are designed to achieve this objective. Our liquidity policies are intended to be conservative and, accordingly, reflect the following general assumptions:

- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of collateralized financing agreements, may be unavailable and the terms or availability of other types of secured financing may change.
- Liquidity needs will come in different forms and may occur simultaneously; therefore, we assume that the same pool of funds cannot satisfy multiple liquidity needs.
- Because legal and regulatory requirements can restrict the flow of funds between entities, unless legally provided for, we assume funds or securities are not freely available from a subsidiary to the parent company.

Our liquidity policies are focused on the maintenance of excess liquidity and conservative asset-liability management.

Excess Liquidity Policies

MAINTENANCE OF A POOL OF HIGHLY LIQUID SECURITIES

Our most important liquidity policy is to maintain excess liquidity in the form of unencumbered, highly liquid securities. This liquidity is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets.

Our primary liquidity cushion consists of cash and unencumbered U.S. government and agency securities and highly liquid mortgage securities that may be sold or pledged to provide same-day liquidity. This pool of highly liquid assets averaged $30.06 billion during 2002 and $24.55 billion during 2001. We also maintain smaller pools of unencumbered French, German, United Kingdom and Japanese government bonds that can be used in a similar fashion to address local market crises. These pools, in the aggregate, averaged $6.73 billion during 2002.

The size of our liquidity cushion is determined by an internal liquidity model together with a qualitative assessment of the condition of the financial markets and Goldman Sachs. The liquidity model identifies and estimates potential uses of liquidity over a short-term horizon, including:

- upcoming maturities of unsecured debt;
- potential buybacks of a portion of our outstanding negotiable debt;
- collateral outflows, assuming that collateral that has not been called by counterparties, but is available to them, will be called and all counterparties that can call collateral through marking transactions to market will do so continually;
- draws on our unfunded commitments; and
- upcoming cash outflows, such as tax or bonus payments.

In addition to the liquidity risk assumptions described above, we assume that no assets other than the liquidity cushion are available to source liquidity and that committed or advised bank facilities will be unavailable.

OTHER UNENCUMBERED ASSETS

In addition to the liquidity cushion described above, we maintain a significant amount of other unencumbered securities in the United States, Europe and Asia, including other government bonds, high-grade money market securities, corporate bonds and marginable equities.

MAINTENANCE OF LIQUIDITY RATIO

Our policy is to maintain total unencumbered assets, including our liquidity cushion and other unencumbered assets described above, in an amount that, if pledged or sold, is intended to provide the funds necessary to replace at least 100% of unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the coming year. This "liquidity ratio" of unencumbered assets at loan value divided by short-term unsecured liabilities is intended to ensure that we could fund our positions on a secured basis in the event we were unable to replace our unsecured debt maturing within one year. In calculating this ratio, we assume conservative loan values (the estimated amount of cash that would be advanced by counterparties against securities we own) that are based on stress-scenario borrowing capacity. The estimated loan value of the aggregate of our liquidity cushion and the other unencumbered assets averaged $68.55 billion during 2002.

COMMITTED BANK FACILITIES

While we assume committed or advised bank facilities will be unavailable in the event of a liquidity crisis, Goldman Sachs maintains over $1 billion in undrawn bank facilities as an additional liquidity resource.

Asset-Liability Management Policies

MAINTENANCE OF A HIGHLY LIQUID BALANCE SHEET

Goldman Sachs seeks to maintain a highly liquid balance sheet. Many of our assets are readily funded in the repurchase agreement and securities lending markets, which generally have proven to be a consistent source of funding, even in periods of market stress. Substantially all of our inventory is marked-to-market daily.

Our balance sheet fluctuates significantly between financial statement dates and is lower at fiscal year end than would be observed on an average basis. We require our businesses to reduce balance sheet usage on a quarterly basis to demonstrate compliance with limits set by management, thereby providing a disincentive to committing our capital over longer periods of time. These balance sheet reductions are generally achieved during the last several weeks of each fiscal quarter through ordinary-course, open-market transactions in the most liquid portions of our balance sheet, principally U.S. government and agency securities, securities of foreign sovereigns, and mortgage and money market instruments, as well as through the roll-off of repurchase agreements and certain collateralized financing arrangements. Accordingly, over the last six quarters, our total assets and adjusted assets at quarter end have been, on average, 18% lower and 16% lower, respectively, than amounts that would have been observed, based on a weekly average, over that period. These differences, however, have not resulted in material changes to our credit risk, market risk or excess liquidity position because they are generally in highly liquid assets that are typically financed on a secured basis.

FUNDING OF ASSETS WITH LONGER TERM LIABILITIES

While Goldman Sachs' liquidity policies generally do not rely on sales of assets (other than the liquidity cushions) to maintain liquidity in a distressed environment, we recognize that orderly asset sales may be prudent, and could be necessary, in a persistent liquidity crisis. As a result, we seek to manage the composition of our asset base and the maturity profile of our funding such that we should be able to liquidate our assets prior to our liabilities coming due, even in times of prolonged or severe liquidity stress.

We seek to maintain total capital (long-term borrowings plus shareholders' equity) substantially in excess of our less liquid assets. Our total capital of $57.71 billion and $49.25 billion as of November 2002 and November 2001, respectively, exceeded the assets that we believe may be more difficult to fund or sell, particularly during times of market stress. Such assets include, but are not limited to, bank loans, high-yield debt securities, emerging market debt securities and principal investments.

As of November 2002 and 2001, we held $2.97 billion and $3.45 billion, respectively, in bank loans, $1.94 billion and $1.78 billion, respectively, in high-yield debt securities and $0.76 billion and $1.32 billion, respectively, in emerging market debt securities. As of November 2002 and 2001, the aggregate carrying value of our principal investments held directly or through our merchant banking funds was $1.78 billion and $2.85 billion, respectively. These carrying values were comprised of corporate principal investments with an aggregate carrying value of $1.04 billion and $1.85 billion, respectively, and real estate investments with an aggregate carrying value of $0.74 billion and $1.00 billion, respectively. In addition, we held other financial assets such as certain mortgage whole loans, certain mortgage-backed securities and other distressed assets that could be less liquid, particularly during times of market stress.

In addition, we had illiquid non-financial assets of $12.30 billion and $12.01 billion as of November 2002 and November 2001, respectively. These assets, which are reported as "Other assets" in the consolidated statements of financial condition, include goodwill and identifiable intangible assets, property, plant and equipment, deferred tax assets, prepaid assets and our equity method investments.

DIVERSIFICATION OF FUNDING SOURCES

Goldman Sachs seeks to maintain broad and diversified funding sources globally. These sources include insurance companies, mutual funds, banks, bank trust departments, corporations, individuals and other asset managers. We have imposed internal guidelines on how much of our commercial paper can be owned by any single investor or group of investors. We believe that our relationships with our creditors are critical to our liquidity.

We access funding in a variety of markets in the United States, Europe and Asia. We make extensive use of the repurchase agreement and securities lending markets, arrange for letters of credit to be issued on our behalf and raise funding in the public and private markets. In particular, we issue debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term notes programs, offshore medium-term notes offerings and other bond offerings, U.S. and non-U.S. commercial paper and promissory note issuances, and other methods.

AVOIDANCE OF DEBT MATURITY CONCENTRATIONS

We seek to structure our liabilities to avoid maturity concentrations. To that end, we have created internal guidelines on the principal amount of debt maturing on any one day or during any single week or year. We also have average maturity targets for our long-term and total unsecured debt programs.

SUBSIDIARY FUNDING AND FOREIGN EXCHANGE POLICIES

Most of our unsecured funding is raised by our parent company, The Goldman Sachs Group, Inc. The parent company then lends the necessary funds to its subsidiaries. We manage our intercompany exposure by generally requiring intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of the parent company. This policy ensures that the subsidiaries' obligations to the parent company will generally mature in advance of the parent company's third-party long-term borrowings. In addition, many of our subsidiaries and affiliates pledge collateral to cover their intercompany borrowings. We generally fund our equity investments in subsidiaries with equity capital.

Our capital invested in foreign subsidiaries is generally exposed to foreign exchange risk, which we selectively hedge. In addition, we generally hedge the nontrading exposure to foreign exchange risk that arises from transactions denominated in currencies other than the transacting entity's functional currency.

CAPITAL AND FUNDING

Capital

Our capital requirements are determined by factors such as subsidiary regulatory requirements, rating agency guidelines, our capital policies regarding asset composition, leverage and risk of loss, business opportunities, and capital availability and cost. Goldman Sachs' total capital increased 17% to $57.71 billion as of November 2002 compared with $49.25 billion as of November 2001.

The increase in total capital resulted primarily from an increase in long-term borrowings to $38.71 billion as of November 2002 from $31.02 billion as of November 2001. The weighted average maturity of our long-term borrowings as of November 2002 was approximately 5 years. We swap a substantial portion of our long-term borrowings into U.S. dollar obligations with short-term floating interest rates in order to minimize our exposure to interest rates and foreign exchange movements.

Shareholders' equity increased by 4% to $19.00 billion as of November 2002 from $18.23 billion as of November 2001. During 2002, we repurchased 19.4 million shares of our common stock. The principal purpose of our stock repurchase program is to substantially offset the dilutive effect of employee equity-based compensation. The repurchase program has been effected through regular open-market purchases, the sizes of which have been and will be influenced by, among other factors, prevailing prices and market conditions. As of November 2002, we were authorized to repurchase up to 19.3 million additional shares of common stock pursuant to our common stock repurchase program. The average price paid per share for repurchased shares was $76.49, $88.22 and $99.90 for the years ended November 2002, November 2001 and November 2000, respectively.

The following table sets forth information on our assets, shareholders' equity, leverage ratios and book value per share:

	AS OF NOVEMBER	
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2002**	2001
Total assets	**$355,574**	$312,218
Adjusted assets [1]	**215,547**	194,518
Shareholders' equity	**19,003**	18,231
Tangible shareholders' equity [2]	**14,164**	13,423
Leverage ratio [3]	**18.7x**	17.1x
Adjusted leverage ratio [4]	**15.2x**	14.5x
Book value per share [5]	**$ 38.69**	$ 36.33

[1] Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate in compliance with regulations and (iii) goodwill and identifiable intangible assets. The following table sets forth a reconciliation of total assets to adjusted assets:

	AS OF NOVEMBER	
(IN MILLIONS)	**2002**	2001
Total assets	**$ 355,574**	$ 312,218
Deduct: Securities purchased under agreements to resell	**(45,772)**	(27,651)
Securities borrowed	**(113,579)**	(101,164)
Add: Financial instruments sold, but not purchased, at fair value (excluding derivatives)	**44,552**	38,057
Deduct: Cash and securities segregated in compliance with U.S. federal and other regulations	**(20,389)**	(22,134)
Goodwill and identifiable intangible assets	**(4,839)**	(4,808)
Adjusted assets	**$ 215,547**	$ 194,518

[2] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. The following table sets forth a reconciliation of shareholders' equity to tangible shareholders' equity:

	AS OF NOVEMBER	
(IN MILLIONS)	**2002**	2001
Shareholders' equity	**$19,003**	$18,231
Deduct: Goodwill and identifiable intangible assets	**4,839**	4,808
Tangible shareholders' equity	**$14,164**	$13,423

[3] Leverage ratio equals total assets divided by shareholders' equity.

[4] Adjusted leverage ratio equals adjusted assets divided by tangible shareholders' equity. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity deployed in our businesses.

[5] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 491.2 million as of November 2002 and 501.8 million as of November 2001.

Short-Term Borrowings

Goldman Sachs obtains unsecured short-term borrowings principally through issuance of promissory notes, commercial paper and bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year.

The following table sets forth our short-term borrowings:

SHORT-TERM BORROWINGS

(IN MILLIONS)	AS OF NOVEMBER 2002	2001
Promissory notes	**$20,433**	$15,281
Commercial paper	**9,463**	8,353
Bank loans and other	**4,948**	6,794
Current portion of long-term borrowings	**5,794**	7,169
Total	**$40,638**	$37,597

Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding promissory notes and commercial paper have no obligation to purchase new instruments when the outstanding instruments mature. As part of our overall liquidity policies, we maintain unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the coming year. For a discussion of factors that could impair our ability to access these and other markets, see "—Results of Operations—Certain Factors That May Affect Our Results of Operations." See Note 5 to the consolidated financial statements for further information regarding our short-term borrowings.

Credit Ratings

Goldman Sachs relies upon the short-term and long-term debt capital markets to fund a significant portion of its day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are important when we are competing in certain markets and when we seek to engage in longer term transactions, including over-the-counter (OTC) derivatives. We believe our credit ratings are determined primarily based on the credit rating agencies' assessment of the external operating environment, our liquidity, market and credit risk management practices, the level and variability of our earnings, our franchise, reputation and management and our capital base. An adverse change in any of these factors could result in a reduction in our credit ratings which, in turn, could increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions, pursuant to our obligations under bilateral provisions in certain of our trading and collateralized financing contracts. This could reduce our earnings and adversely affect our liquidity.

As of November 2002, additional collateral that would have been callable in the event of a one level reduction in our long-term credit ratings, pursuant to bilateral agreements with certain counterparties, was not material.

The following table sets forth our credit ratings as of November 2002:

	SHORT-TERM DEBT	LONG-TERM DEBT
Fitch [1]	F1+	AA-
Moody's Investors Service [2]	P-1	Aa3
Standard & Poor's [3]	A-1	A+

[1] On May 17, 2002, Fitch affirmed Goldman Sachs' credit ratings but revised its outlook for the long-term debt rating from "stable" to "negative."

[2] On August 9, 2002, Moody's Investors Service upgraded Goldman Sachs' long-term debt rating from A1 to Aa3.

[3] On October 17, 2002, Standard & Poor's lowered Goldman Sachs' short-term debt rating from A-1+ to A-1. Standard & Poor's affirmed our long-term debt rating of A+ and revised its outlook for the long-term debt rating from "negative" to "stable."

Management Oversight of Liquidity, Capital and Funding

Goldman Sachs has established management and infrastructure to oversee our liquidity, capital and funding. The Finance Committee establishes and assures compliance with our liquidity policies and has oversight responsibility for liquidity risk, the size and composition of our balance sheet, our capital base and our credit ratings. The Committee regularly reviews our funding position and capitalization and makes adjustments in light of current events, risks and exposures. See "—Risk Management—Risk Management Structure" below for a further description of the committees that participate in our risk management process.

Goldman Sachs maintains a Liquidity Crisis Plan that identifies a structure for analyzing and responding to a liquidity-threatening event. The Liquidity Crisis Plan provides the framework to estimate the likely impact of a liquidity event on Goldman Sachs and outlines which and to what extent liquidity maintenance activities should be implemented based on the severity of the event. It also lists the crisis management team and internal and external parties to be contacted to ensure effective distribution of information.

Contractual Obligations and Contingent Commitments

Goldman Sachs has contractual obligations to make future payments under long-term debt and long-term noncancelable lease agreements and has contingent commitments under a variety of commercial arrangements as disclosed in the notes to the consolidated financial statements.

The following table sets forth our contractual obligations as of November 2002:

CONTRACTUAL OBLIGATIONS

(IN MILLIONS)	2003	2004-2005	2006-2007	2008-THEREAFTER	TOTAL
Long-term borrowings by contract maturity	$ —	$15,909	$4,642	$18,160	$38,711
Minimum rental commitments	350	620	505	1,827	3,302

As of November 2002, our long-term borrowings were $38.71 billion. Substantially all of our long-term borrowings were unsecured and consisted principally of senior borrowings with maturities extending through 2032. See Note 6 to the consolidated financial statements for further information regarding our long-term borrowings.

As of November 2002, our minimum rental commitments, net of minimum sublease rentals, under noncancelable leases were $3.30 billion. These lease commitments, principally for office space, expire on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

Our occupancy expenses include costs associated with office space held in excess of our current requirements, primarily due to the impact of the levels of current business activity on our previously anticipated growth in headcount. This excess space is being held for potential future growth. We continually review our space requirements and may, from time to time, reduce capacity through the use of sublease contracts or early termination agreements. We may incur costs in connection with such reductions in our global office space. Where we have unoccupied space that we may occupy in the future, we will continue to charge the underlying operating costs to earnings as incurred.

The following table sets forth our contingent commitments as of November 2002:

CONTINGENT COMMITMENTS

	AMOUNT OF COMMITMENT EXPIRATION BY PERIOD				
(IN MILLIONS)	2003	2004-2005	2006-2007	2008-THEREAFTER	TOTAL
Commitments to extend credit	$ 6,126	$1,224	$1,089	$ 975	$ 9,414
Commitments under letters of credit issued by banks to counterparties	11,607	15	10	—	11,632
Other commercial commitments [1]	572	832	1	493	1,898
Total	$18,305	$2,071	$1,100	$1,468	$22,944

[1] Includes our merchant banking commitments and guarantees related to construction-related obligations and our fund management activities.

As of November 2002, we had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $40.04 billion. See Note 7 to the consolidated financial statements for further information regarding our commitments and contingencies.

REGULATED SUBSIDIARIES

Many of our principal subsidiaries are subject to extensive regulation in the United States and elsewhere. Goldman, Sachs & Co. and Spear, Leeds & Kellogg, L.P. are registered U.S. broker-dealers and futures commissions merchants, and their primary regulators include the Securities and Exchange Commission, the Commodity Futures Trading Commission, the Chicago Board of Trade, the New York Stock Exchange and The National Association of Securities Dealers, Inc. Goldman Sachs International, a registered U.K. broker-dealer, is subject to regulation by The Financial Services Authority. Goldman Sachs (Japan) Ltd., a Tokyo-based broker-dealer, is subject to regulation by the Financial Services Agency, the Tokyo Stock Exchange, the Osaka Securities Exchange, the Tokyo International Financial Futures Exchange and the Japan Securities Dealers Association. Several other subsidiaries of Goldman Sachs are regulated by securities, investment advisory, banking, and other regulators and authorities around the world, such as the Federal Financial Supervisory Authority (BaFin) and the Bundesbank in Germany, the Securities and Futures Commission in Hong Kong and the Monetary Authority of Singapore. Compliance with the rules of these regulators may prevent us from receiving distributions, advances or repayment of liabilities from these subsidiaries. See Note 14 to the consolidated financial statements for further information regarding our regulated subsidiaries.

RISK MANAGEMENT

Goldman Sachs has a comprehensive risk management process to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risks include market, credit, liquidity, legal, reputational and other operational exposures.

Risk Management Structure

Goldman Sachs seeks to monitor and control its risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we have effective procedures for evaluating and managing the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our policies and procedures for managing risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in our earnings, increases in our credit exposure to customers and counterparties, an inability to engage in new transactions and increases in general systemic risk.

Goldman Sachs has established risk control procedures at several levels throughout the organization. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge our exposures.

In addition, a number of committees are responsible for establishing trading limits, for monitoring adherence to these limits and for general oversight of our risk management process. These committees, whose responsibilities as of 2003 are described below, meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

MANAGEMENT COMMITTEE – All risk control functions ultimately report to the Management Committee. Through both direct and delegated authority, the Management Committee approves all of Goldman Sachs' operating activities, trading risk parameters and customer review guidelines.

RISK COMMITTEES – The Firmwide Risk Committee:

- reviews the activities of existing businesses;
- approves new businesses and products;
- approves divisional market risk limits and reviews business unit market risk limits;
- approves inventory position limits for selected country exposures and business units;
- approves sovereign credit risk limits and credit risk limits by ratings group; and
- reviews scenario analyses and approves limits based on abnormal or "catastrophic" market movements.

The FICC and Equities Risk Committees set market risk limits for their respective product lines based on a number of measures including Value at Risk (VaR), scenario analyses and inventory levels. The Asset Management Control Oversight and the Asset Management Risk Committees oversee various operational, credit, pricing and business practice issues.

GLOBAL COMPLIANCE AND CONTROL COMMITTEE – The Global Compliance and Control Committee assists management in the identification and review of certain compliance, reputational and other operational risks and in the development of policies and communication and training programs designed to mitigate these risks.

CAPITAL COMMITTEE – The Capital Committee reviews and approves all transactions involving commitments of our capital. Such capital commitments include extensions of credit, liquidity commitments, bond underwritings, and other unusual financing structures and transactions that involve significant capital exposure. The Capital Committee is also responsible for ensuring that business and reputational standards for capital commitments are maintained on a global basis.

COMMITMENTS COMMITTEE – The Commitments Committee reviews and approves our underwriting and distribution activities and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory, and business standards are maintained in conjunction with these activities. In addition to reviewing specific transactions, the Commitments Committee periodically conducts strategic reviews of industry sectors and products and establishes policies in connection with transaction practices.

CREDIT POLICY COMMITTEE – The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

OPERATIONAL RISK COMMITTEE – The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management.

FINANCE COMMITTEE – The Finance Committee is responsible for oversight of our capital, liquidity and funding needs and for setting certain inventory position limits.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described above, departments that are independent of the revenue-producing units, such as the Firmwide Risk, Credit, Controllers, Treasury, Global Operations, Compliance, Management Controls (Internal Audit) and Legal departments, in part perform risk management functions, which include monitoring, analyzing and evaluating risk. Furthermore, the Controllers Department, in conjunction with the Firmwide Risk Department, independently reviews, on a regular basis, internal valuation models and the pricing of positions determined by individual business units.

Risk Limits

Business unit risk limits are established by the various risk committees and may be further allocated by the business unit managers to individual trading desks.

Market risk limits are monitored on a daily basis by the Firmwide Risk Department, and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and the appropriate business unit managers.

Inventory position limits are monitored by the Controllers Department and position limit violations are reported to the appropriate business unit managers, the Finance Committee and the appropriate risk committee.

Market Risk

The potential for changes in the market value of our trading positions is referred to as "market risk." Our trading positions result from underwriting, market-making, specialist and proprietary trading activities.

Categories of market risk include exposures to interest rates, equity prices, currency rates and commodity prices. A description of each market risk category is set forth below:

- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.
- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

We seek to manage these risk exposures through diversifying exposures, controlling position sizes and establishing hedges in related securities or derivatives. For example, we may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR;
- risk limits based on scenario analyses that measure the potential effects on our trading net revenues of various market events, including a large widening of credit spreads, a substantial decline in equities markets and significant moves in emerging markets; and
- inventory position limits for selected business units and country exposures.

VaR — VaR is the potential loss in value of Goldman Sachs' trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a one in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon such as a number of consecutive trading days.

The VaR numbers below are shown separately for interest rate, equity, currency and commodity products, as well as for our overall trading positions. These VaR numbers include the underlying product positions and related hedges that may include positions in other product areas. For example, the hedge of a foreign exchange forward may include an interest rate futures position, and the hedge of a long corporate bond position may include a short position in the related equity.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day.

The following tables set forth the daily VaR for substantially all of our trading positions:

AVERAGE DAILY VaR

(IN MILLIONS)	Year Ended November		
RISK CATEGORIES	**2002**	2001	2000
Interest rates	**$ 34**	$ 20	$ 13
Equity prices	**22**	20	21
Currency rates	**16**	15	6
Commodity prices	**12**	9	8
Diversification effect[1]	**(38)**	(25)	(20)
Firmwide	**$ 46**	$ 39	$ 28

Our average daily VaR increased to $46 million in 2002 from $39 million in 2001, primarily due to an increase in interest rate risk in response to higher levels of customer activity and increased market opportunities. The increase in average daily VaR to $39 million in 2001 from $28 million in 2000 was attributable to increased exposures in interest rates and currencies and higher measured interest rate volatility, particularly during the second half of the year.

DAILY VaR

(IN MILLIONS)	As of November		Year Ended November 2002	
RISK CATEGORIES	**2002**	2001	HIGH	LOW
Interest rates	**$ 29**	$ 39	$68	$19
Equity prices	**33**	21	49	15
Currency rates	**9**	13	35	5
Commodity prices	**14**	12	17	8
Diversification effect[1]	**(44)**	(33)		
Firmwide	**$ 41**	$ 52	77	32

[1] Equals the difference between firmwide daily VaR and the sum of the daily VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

The following chart presents the daily VaR for substantially all of our trading positions during 2002:


DAILY VaR
($ IN MILLIONS)
DAILY VaR
80
70
60
50
40
30
20
10
0
FIRST QUARTER
SECOND QUARTER
THIRD QUARTER
FOURTH QUARTER

Trading Net Revenues Distribution

Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues. The following chart sets forth the frequency distribution for substantially all of our daily trading net revenues for the year ended November 2002:


DAILY TRADING NET REVENUES
($ IN MILLIONS)
NUMBER OF DAYS
100
80
60
40
20
0
<(20)
(20)-0
0-20
20-40
40-60
60-80
>80
DAILY TRADING NET REVENUES

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day exceeded our 95% one-day VaR on one occasion during 2002.

Nontrading Risk

The market risk for financial instruments in our nontrading portfolio, including our merchant banking investments, is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in equity markets. This sensitivity analysis is based on certain assumptions regarding the relationship between changes in the stock price indices and changes in the fair value of the individual financial instruments in our nontrading portfolio. Different assumptions could produce materially different risk estimates. The sensitivity of our nontrading portfolio to a 10% equity market decline was $80 million as of November 2002 compared with $155 million as of November 2001, reflecting asset dispositions and market depreciation in the portfolio.

Credit Risk

Credit risk represents the loss that we would incur if a counterparty, or an issuer of securities or other instruments we hold, fails to perform under its contractual obligations to us. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by entering into agreements that enable us to obtain collateral from a counterparty or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events, by seeking third-party guarantees of the counterparty's obligations, and through the use of credit derivatives and other structures and techniques.

For most businesses, counterparty credit limits are established by the Credit Department, which is independent of the revenue-producing departments, based on guidelines set by the Firmwide Risk Committee and the Credit Policy Committee. For most products, we measure and limit credit exposures by reference to both current and potential exposure. We typically measure potential exposure based on projected worst-case market movements over the life of a transaction within a 95% confidence interval. For collateralized transactions we also evaluate potential exposure over a shorter collection period, and give effect to the value of received collateral. We further seek to measure credit exposure through the use of scenario analyses, stress tests and other quantitative tools. Our global credit management systems monitor current and potential credit exposure to individual counterparties and on an aggregate basis to counterparties and their affiliates. The systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding overall credit risk by product, industry sector, country and region.

Derivatives

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Most of our derivative transactions are entered into for trading purposes. We use derivatives in our trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. We also enter into derivative contracts to manage the interest rate and currency exposure on our long-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to the underlying assets or risks being hedged, or as part of a broader trading strategy. Accordingly, the market risk of derivative positions is managed with all of our other nonderivative risk.

Derivative contracts are reported on a net-by-counterparty basis in our consolidated statements of financial condition where management believes a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following table sets forth the distribution, by credit rating, of substantially all of our exposure with respect to OTC derivatives as of November 2002, after taking into consideration the effect of netting agreements. The categories shown reflect our internally determined public rating agency equivalents.

OVER-THE-COUNTER DERIVATIVE CREDIT EXPOSURE

($ IN MILLIONS)

CREDIT RATING EQUIVALENT	EXPOSURE	COLLATERAL HELD[2]	EXPOSURE NET OF COLLATERAL	PERCENTAGE OF EXPOSURE NET OF COLLATERAL
AAA/Aaa	$ 3,747	$ 170	$ 3,577	13%
AA/Aa2	7,271	1,147	6,124	21
A/A2	12,831	996	11,835	41
BBB/Baa2	6,036	733	5,303	18
BB/Ba2 or lower	2,666	747	1,919	7
Unrated[1]	743	609	134	—
Total	$33,294	$4,402	$28,892	100%

The following tables set forth our OTC derivative credit exposure, net of collateral, by remaining contractual maturity:

EXPOSURE NET OF COLLATERAL

(IN MILLIONS)

CREDIT RATING EQUIVALENT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[3]
AAA/Aaa	$ 233	$ 112	$1,033	$ 884	$1,315	$ 3,577
AA/Aa2	1,424	508	1,472	1,408	1,312	6,124
A/A2	1,721	734	2,288	1,444	5,648	11,835
BBB/Baa2	1,241	672	2,252	727	411	5,303
BB/Ba2 or lower	693	185	711	274	56	1,919
Unrated[1]	111	14	7	1	1	134
Total	$5,423	$2,225	$7,763	$4,738	$8,743	$28,892

PRODUCT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[3]
Interest rate contracts	$ 779	$ 452	$5,237	$4,039	$8,563	$19,070
Currency contracts	2,513	742	868	458	170	4,751
Commodity contracts	1,159	619	1,094	178	9	3,059
Equity contracts	972	412	564	63	1	2,012
Total	$5,423	$2,225	$7,763	$4,738	$8,743	$28,892

(1) In lieu of making an individual assessment of the credit of unrated counterparties, we make a determination that the collateral held in respect of such obligations is sufficient to cover a substantial portion of our exposure. In making this determination, we take into account various factors, including legal uncertainties and market volatility.

(2) Collateral is usually received under agreements entitling Goldman Sachs to require additional collateral upon specified increases in exposure or the occurrence of adverse credit events.

(3) Where we have obtained collateral from a counterparty under a master trading agreement that covers multiple products and transactions, we have allocated the collateral ratably based on exposure before giving effect to such collateral.

Derivatives transactions may also involve the legal risk that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction.

Operational Risks

Operational risk is the risk of reputational damage, regulatory intervention or financial loss resulting from inadequate or failed internal processes or systems. Operational failures can occur in mechanical or technological systems or infrastructure, and they can take place during the ordinary course of business or as the result of extraordinary events, including events external to Goldman Sachs. They also may be caused by human error or by malfeasance.

Goldman Sachs manages operational risk through the application of control standards; the review, training and supervision of our people; the active participation and commitment of senior management; a continuous review of our processes designed to identify key operational risks; a commitment to continuous improvement; and a system of control departments each with responsibilities and processes for managing specific aspects of operational risk relevant to each department. Together, these elements comprise a strong firmwide control culture that helps Goldman Sachs remain focused on minimizing operational failures and the damage they can cause.

In 2000, we established an Operational Risk Management Department to monitor our firmwide operational risk. While each business unit has processes and systems in place to address operational risks within the unit, it is the job of Operational Risk Management to develop a framework for measuring our operational risk more broadly. Operational Risk Management's long-term goal is to provide consistent measures of operational performance so that it can evaluate that performance over time and across Goldman Sachs and identify areas that need special attention. In addition, it is the role of Operational Risk Management to report its findings to senior management to help them bring increased business focus on operational risk and facilitate improvements in operational risk management.

The Operational Risk Management Department works closely with other control and support areas – Compliance, Legal, Management Controls (Internal Audit), Technology, Human Capital Management, Controllers and Global Operations – as well as the business units to monitor, measure, and help them improve our overall operational risk management.

OFF-BALANCE-SHEET ARRANGEMENTS

In the normal course of business, Goldman Sachs enters into arrangements with unconsolidated entities. These arrangements may involve retained interests in assets transferred to special-purpose entities (SPEs) in connection with our securitization activities, variable interests in SPEs to which we did not transfer assets and obligations under certain guaranty contracts.

Goldman Sachs utilizes SPEs to securitize commercial and residential mortgages and home equity loans, government and corporate bonds and other types of financial assets. SPEs are critical to the functioning of several significant investor markets, including the mortgage-backed and asset-backed securities markets, since they provide market liquidity to financial assets by offering investors access to specific cash flows and risks created through the securitization process. In addition to retained interests in assets that we transferred to SPEs, we also hold variable interests in similar SPEs to which we did not transfer assets. Our variable interests in these SPEs include the rights to specific cash flows from purchased interests as well as derivative transactions.

Certain of these SPEs are not consolidated for one or more of the following reasons: (i) the entity is a qualifying SPE under SFAS No. 140 to which we have transferred financial assets, (ii) the entity is not controlled by us, (iii) we do not have a majority of the entity's substantive risks and rewards or (iv) independent investors have substantive majority equity investments in legal form. Our retained and other variable interests in, and derivative transactions with, unconsolidated SPEs are accounted for at fair value, in the same manner as our other financial instruments. As of November 2002, we had no material additional financial commitments or guarantees in respect of these entities. In addition, we have not entered into any derivative contracts that are indexed or linked to our stock.

As discussed below in "—Recent Accounting Developments," in January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." SPEs are generally considered variable interest entities under FIN No. 46. See Note 2 and Note 4 to the consolidated financial statements for additional information about our basis of presentation, our retained interests, securitization activities and variable interests in variable interest entities. See Note 7 to the consolidated financial statements for information about our guarantees to entities that are not SPEs.

CRITICAL ACCOUNTING POLICIES

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The determination of fair value is fundamental to our statements of financial condition and earnings and, in certain circumstances, it requires management to make complex judgments.

How We Determine Fair Value

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices in active markets are the best evidence of fair value and we use them when available. Such prices provide the best price transparency and we typically obtain them though electronic quotations or published prices. If quoted market prices in active markets are not available, our estimate of fair value is based on, if available, quoted prices or recent transactions in less active markets and/or prices of similar instruments. These alternative pricing sources provide some price transparency and we typically obtain this type of information through broker quotes or third-party pricing services.

If prices are not readily available either through quoted market prices in active markets or alternative pricing sources, or if liquidating a position is reasonably expected to affect market prices, fair value is based on valuation models or management's estimate, using the best information available, of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Our valuation models consider, among other inputs, contractual and market prices, yield curves, credit, volatility factors, prepayment rates and/or correlations of the underlying positions. Examples of valuation models we use include the present value of estimated cash flows, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. The inputs to and the design of our valuation models incorporate assumptions that we believe other market participants would use in their estimates of fair values. However, different valuation models and assumptions could produce materially different estimates of fair value.

In determining fair value, we separate our financial instruments into three categories, cash trading instruments (i.e., non-derivative trading instruments), derivative contracts and principal investments, as set forth in the following table as of November 2002:

FINANCIAL INSTRUMENTS BY CATEGORY

(IN MILLIONS)	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Cash trading instruments	$ 85,791	$44,552
Derivative contracts	42,205	38,921
Principal investments	1,779	—
Total	$129,775	$83,473

Cash Trading Instruments

The fair values of cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities. Certain cash trading instruments have little or no price transparency, including certain high-yield debt, corporate bank loans, whole loan mortgages and distressed debt.

The following table sets forth the valuation of our cash trading instruments by level of price transparency as of November 2002:

CASH TRADING INSTRUMENTS BY PRICE TRANSPARENCY

(IN MILLIONS)	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Quoted prices or alternative pricing sources with reasonable price transparency	$81,125	$44,357
Little or no price transparency	4,666	195
Total	$85,791	$44,552

We generally do not adjust the valuation assumptions for cash trading instruments with little or no price transparency unless there is substantial evidence supporting a change in value (for example, comparable third-party transactions) or if management determines that expected realizable value is less than carrying value.

Derivative Contracts

Derivative contracts consist of exchange-traded and OTC derivatives. The fair values of our exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models.

The following table sets forth our exchange-traded and OTC derivative assets and liabilities as of November 2002:

DERIVATIVE ASSETS AND LIABILITIES

(IN MILLIONS)	ASSETS	LIABILITIES
Exchange-traded derivatives	$ 8,911	$ 8,630
OTC derivatives	33,294	30,291
Total	$42,205	$38,921

The fair values of our derivative assets and liabilities include cash we have paid and received (for example, option premiums) and will change significantly from period to period based on, among other factors, changes in our trading positions and market movements.

The following tables set forth the fair values of our OTC derivative assets and liabilities as of November 2002 by product and by remaining contractual maturity:

OTC DERIVATIVES

(IN MILLIONS)

ASSETS

PRODUCT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Interest rate contracts	$ 864	$ 536	$6,266	$4,983	$9,281	$21,930
Currency contracts	2,955	917	1,007	486	211	5,576
Commodity contracts	1,200	632	1,145	185	11	3,173
Equity contracts	1,386	492	673	63	1	2,615
Total	$6,405	$2,577	$9,091	$5,717	$9,504	$33,294

LIABILITIES

PRODUCT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Interest rate contracts	$1,084	$ 393	$ 6,870	$5,556	$2,291	$16,194
Currency contracts	3,134	751	1,478	935	603	6,901
Commodity contracts	1,432	836	977	62	2	3,309
Equity contracts	1,958	938	844	147	—	3,887
Total	$7,608	$2,918	$10,169	$6,700	$2,896	$30,291

Price transparency for OTC derivative model inputs varies depending on, among other factors, product type, maturity and the complexity of the contract. In general, there is significant price transparency for simple interest rate contracts. Price transparency for currency contracts varies by the underlying currencies, with the currencies of the leading industrialized nations having the most price transparency. Price transparency for commodity contracts varies by type of underlying commodity. Price transparency for equity contracts varies by market, with the equity markets of the leading industrialized nations having the most price transparency. For more complex structures, price transparency is inherently more limited because they often combine one or more product types, requiring additional inputs such as correlations and volatilities.

The inputs used in our valuation models are based on quoted market prices in active markets, if available, or, if not, quoted market prices or recent transactions in less active markets and/or prices of similar instruments. Where such data is not readily available, inputs are derived from other market data, taking into account observable market movements that could reasonably be expected to affect the derived input.

Principal Investments

In valuing our corporate and real estate principal investments, we separate our portfolio into two categories – public securities and private securities. The following table sets forth the carrying value of our principal investments portfolio as of November 2002:

PRINCIPAL INVESTMENTS

(IN MILLIONS)	CORPORATE	REAL ESTATE	TOTAL
Private	$ 881	$736	$1,617
Public	154	8	162
Total	$1,035	$744	$1,779

Our public principal investments, which tend to be large, concentrated holdings that resulted from initial public offerings or other corporate transactions, are valued using quoted market prices discounted for restrictions on sale.

Our private principal investments, by their nature, have little to no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to cost (above or below) are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made if we determine that the expected realizable value of the investment is less than the carrying value. In reaching that determination, we consider many factors including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Controls Over Valuation of Financial Instruments

Proper controls, independent of the trading and principal investing functions, are fundamental to ensuring that financial instruments are appropriately valued and the resulting fair value measurements are reliable, particularly where certain levels of price discovery may require additional analysis. These controls include independent review of valuation models and price verification by personnel with technical knowledge of relevant markets and products.

RECENT ACCOUNTING DEVELOPMENTS

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. We do not expect the statement to have a material effect on our financial condition or results of operations.

Effective in fiscal 2003, we will begin to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years over the related service period while stock options and restricted stock units granted for fiscal 2002 and prior years, unless modified, will continue to be accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," generally resulting in no recognition of compensation expense related to stock options granted with no intrinsic value. The amount of stock-based compensation to be recognized under SFAS No. 123 in fiscal 2003 and beyond is not currently determinable because the number and value of stock options and/or restricted stock units to be granted to employees in the future is not yet known, nor are the related future service provisions. We elected to adopt the disclosure provisions of SFAS No. 148 for the fiscal year-ended 2002. See Note 2 and Note 12 to the consolidated financial statements for additional information on our stock-based compensation.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The disclosure provisions are effective beginning with our first fiscal quarter in 2003. Adoption of the recognition and measurement provisions will not have a material effect on our financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a company to consolidate a variable interest entity (VIE) if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIEs were commonly referred to as SPEs. FIN No. 46 is effective immediately for VIEs created after January 31, 2003. Goldman Sachs must apply FIN No. 46 to VIEs created before February 1, 2003 as of the beginning of the fiscal 2003 fourth quarter. We are evaluating the impact of adoption but do not expect it to have a material effect on our financial condition or results of operations. We have disclosed information about our VIEs in Note 4 to the consolidated financial statements.

Report of Independent Accountants

To the Board of Directors and Shareholders of
The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at November 29, 2002 and November 30, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
January 27, 2003

RECENT ACCOUNTING DEVELOPMENTS

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. We do not expect the statement to have a material effect on our financial condition or results of operations.

Effective in fiscal 2003, we will begin to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years over the related service period while stock options and restricted stock units granted for fiscal 2002 and prior years, unless modified, will continue to be accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," generally resulting in no recognition of compensation expense related to stock options granted with no intrinsic value. The amount of stock-based compensation to be recognized under SFAS No. 123 in fiscal 2003 and beyond is not currently determinable because the number and value of stock options and/or restricted stock units to be granted to employees in the future is not yet known, nor are the related future service provisions. We elected to adopt the disclosure provisions of SFAS No. 148 for the fiscal year-ended 2002. See Note 2 and Note 12 to the consolidated financial statements for additional information on our stock-based compensation.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The disclosure provisions are effective beginning with our first fiscal quarter in 2003. Adoption of the recognition and measurement provisions will not have a material effect on our financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a company to consolidate a variable interest entity (VIE) if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIEs were commonly referred to as SPEs. FIN No. 46 is effective immediately for VIEs created after January 31, 2003. Goldman Sachs must apply FIN No. 46 to VIEs created before February 1, 2003 as of the beginning of the fiscal 2003 fourth quarter. We are evaluating the impact of adoption but do not expect it to have a material effect on our financial condition or results of operations. We have disclosed information about our VIEs in Note 4 to the consolidated financial statements.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses the accounting for arrangements under which a vendor will perform multiple revenue-generating activities. EITF Issue No. 00-21 is effective for revenue arrangements entered into beginning with our fourth fiscal quarter in 2003. We do not expect it to have a material effect on our financial condition or results of operations.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We have adopted the provisions of EITF Issue No. 02-3 related to energy-trading contracts as of the beginning of the fiscal 2003 first quarter and the effect of adoption was not material to our financial condition or results of operations. EITF Issue No. 02-3 also communicates the FASB staff's belief that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. We are currently evaluating the impact of the FASB staff's view on our financial condition and results of operations.

SUBSEQUENT EVENTS

Research Settlement

On December 20, 2002, as part of a proposed global settlement involving the leading securities firms operating in the United States, agreements in principle were announced among Goldman Sachs' U.S. broker-dealer subsidiary Goldman, Sachs & Co. and various regulatory authorities to resolve their investigations of Goldman, Sachs & Co. relating to investment research analysts' conflicts of interest. Pursuant to the agreements in principle, Goldman, Sachs & Co. has agreed, among other things, to (i) pay $50 million in retrospective relief, (ii) contribute $50 million over five years to provide independent third-party research to clients, (iii) contribute $10 million for investor education and (iv) adopt internal structural and other safeguards to further ensure the integrity of Goldman, Sachs & Co. investment research. The cost of the agreements in principle has been provided for in our consolidated financial statements. In connection with the agreements, we also expect to be joining the other leading securities firms who are part of the proposed global settlement in an initiative that generally will prohibit the allocation of shares in initial public offerings to executives and directors of public companies. Current or future civil lawsuits implicating investment research analysts' conflicts of interest were not settled as part of the agreements in principle. Our total potential liability in respect of such civil cases cannot be reasonably estimated but could be material to results of operations in a given period.

Transactions with Sumitomo Mitsui Financial Group, Inc.

On February 7, 2003, Goldman Sachs and Sumitomo Mitsui Financial Group, Inc. (together with its subsidiaries, "SMFG") entered into a series of related transactions with three primary components: (i) the purchase by Goldman Sachs of convertible preferred stock of SMFG having a liquidation preference equal to ¥150.3 billion ($1.25 billion); (ii) the provision by SMFG to Goldman Sachs' affiliates of first loss credit protection up to an aggregate of $1 billion and additional second loss credit protection of up to $1.125 billion, in exchange for the underlying commitment fees, to mitigate in part the credit risk to Goldman Sachs associated with certain credit extensions to its investment-grade clients; and (iii) the enhancement and development of certain business cooperation understandings between SMFG and Goldman Sachs.

Report of Independent Accountants

To the Board of Directors and Shareholders of
The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at November 29, 2002 and November 30, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
January 27, 2003

Consolidated Statements of Earnings

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2002	2001	2000
Revenues			
Investment banking	**$ 2,572**	$ 3,677	$ 5,339
Trading and principal investments	**4,063**	6,254	6,528
Asset management and securities services	**4,950**	4,587	3,737
Interest income	**11,269**	16,620	17,396
Total revenues	**22,854**	31,138	33,000
Interest expense	**8,868**	15,327	16,410
Revenues, net of interest expense	**13,986**	15,811	16,590
Operating expenses			
Compensation and benefits	**6,744**	7,700	7,773
Nonrecurring acquisition awards	**—**	—	290
Amortization of employee initial public offering and acquisition awards	**293**	464	428
Brokerage, clearing and exchange fees	**852**	843	573
Market development	**306**	406	506
Communications and technology	**528**	604	435
Depreciation and amortization	**617**	613	441
Amortization of goodwill and identifiable intangible assets	**127**	260	45
Occupancy	**637**	591	440
Professional services and other	**629**	634	639
Total non-compensation expenses	**3,696**	3,951	3,079
Total operating expenses	**10,733**	12,115	11,570
Pre-tax earnings	**3,253**	3,696	5,020
Provision for taxes	**1,139**	1,386	1,953
Net earnings	**$ 2,114**	$ 2,310	$ 3,067
Earnings per share			
Basic	**$ 4.27**	$ 4.53	$ 6.33
Diluted	**4.03**	4.26	6.00
Average common shares outstanding			
Basic	**495.6**	509.7	484.6
Diluted	**525.1**	541.8	511.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Condition

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	AS OF NOVEMBER 2002	2001
Assets		
Cash and cash equivalents	**$ 4,822**	$ 6,909
Cash and securities segregated in compliance with U.S. federal and other regulations	**20,389**	22,134
Receivables from brokers, dealers and clearing organizations	**5,779**	5,453
Receivables from customers and counterparties	**23,159**	28,010
Securities borrowed	**113,579**	101,164
Securities purchased under agreements to resell	**45,772**	27,651
Financial instruments owned, at fair value	**123,318**	99,654
Financial instruments owned and pledged as collateral, at fair value	**6,457**	9,231
Total financial instruments owned, at fair value	**129,775**	108,885
Other assets	**12,299**	12,012
Total assets	**$355,574**	$312,218
Liabilities and shareholders' equity		
Short-term borrowings, including the current portion of long-term borrowings	**$ 40,638**	$ 37,597
Payables to brokers, dealers and clearing organizations	**1,893**	4,014
Payables to customers and counterparties	**93,697**	93,283
Securities loaned	**12,238**	6,862
Securities sold under agreements to repurchase	**59,919**	39,369
Financial instruments sold, but not yet purchased, at fair value	**83,473**	74,717
Other liabilities and accrued expenses	**6,002**	7,129
Long-term borrowings	**38,711**	31,016
Total liabilities	**336,571**	293,987
Commitments and contingencies		
Shareholders' equity		
Preferred stock, par value $0.01 per share; 150,000,000 shares authorized, no shares issued and outstanding	**—**	—
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 515,084,810 and 499,017,511 shares issued as of November 2002 and November 2001, respectively, and 472,940,724 and 476,228,933 shares outstanding as of November 2002 and November 2001, respectively	**5**	5
Restricted stock units	**3,494**	4,542
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	**—**	—
Additional paid-in capital	**12,773**	11,785
Retained earnings	**7,259**	5,373
Unearned compensation	**(845)**	(1,220)
Accumulated other comprehensive loss	**(122)**	(168)
Treasury stock, at cost, par value $0.01 per share; 42,144,086 and 22,788,578 shares as of November 2002 and November 2001, respectively	**(3,561)**	(2,086)
Total shareholders' equity	**19,003**	18,231
Total liabilities and shareholders' equity	**$355,574**	$312,218

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2002	2001	2000
Common stock, par value $0.01 per share			
Balance, beginning of year	**$ 5**	$ 5	$ 4
Issued	**—**	—	1
Balance, end of year	**5**	5	5
Restricted stock units			
Balance, beginning of year	**4,542**	4,760	4,339
Granted	**498**	648	1,150
Delivered	**(1,293)**	(600)	(507)
Forfeited	**(253)**	(266)	(222)
Balance, end of year	**3,494**	4,542	4,760
Nonvoting common stock, par value $0.01 per share			
Balance, beginning of year	**—**	—	—
Exchanged	**—**	—	—
Balance, end of year	**—**	—	—
Additional paid-in capital			
Balance, beginning of year	**11,785**	11,127	7,359
Issuance of common stock	**869**	535	3,651
Issuance of common stock contributed to a defined contribution plan	**—**	—	1
Tax benefit related to delivery of equity-based awards	**119**	123	116
Balance, end of year	**12,773**	11,785	11,127
Retained earnings			
Balance, beginning of year	**5,373**	3,294	444
Net earnings	**2,114**	2,310	3,067
Dividends declared	**(228)**	(231)	(217)
Balance, end of year	**7,259**	5,373	3,294
Unearned compensation			
Balance, beginning of year	**(1,220)**	(1,878)	(2,038)
Restricted stock units granted	**(387)**	(375)	(842)
Restricted stock units forfeited	**95**	108	163
Amortization of restricted stock units	**667**	925	839
Balance, end of year	**(845)**	(1,220)	(1,878)
Accumulated other comprehensive (loss)/income			
Balance, beginning of year	**(168)**	(130)	37
Currency translation adjustment	**46**	(38)	(167)
Balance, end of year	**(122)**	(168)	(130)
Treasury stock, at cost, par value $0.01 per share			
Balance, beginning of year	**(2,086)**	(648)	—
Shares repurchased	**(1,475)**	(1,438)	(648)
Balance, end of year	**(3,561)**	(2,086)	(648)
	$19,003	$18,231	$16,530

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(IN MILLIONS)	YEAR ENDED NOVEMBER 2002	2001	2000
Cash flows from operating activities			
Net earnings	**$ 2,114**	$ 2,310	$ 3,067
Noncash items included in net earnings			
Depreciation and amortization	**617**	613	441
Amortization of goodwill and identifiable intangible assets	**127**	260	45
Deferred income taxes	**230**	52	(352)
Stock-based compensation	**639**	789	1,345
Changes in operating assets and liabilities			
Cash and securities segregated in compliance with U.S. federal and other regulations	**1,745**	(5,002)	(5,389)
Net receivables from brokers, dealers and clearing organizations	**(2,423)**	931	336
Net payables to customers and counterparties	**5,265**	20,056	14,570
Securities borrowed, net of securities loaned	**(7,039)**	(21,098)	(916)
Securities sold under agreements to repurchase, net of agreements to resell	**2,429**	18,046	(9,528)
Financial instruments owned, at fair value	**(20,977)**	(14,390)	(8,386)
Financial instruments sold, but not yet purchased, at fair value	**8,756**	1,809	5,507
Other, net	**(1,560)**	(1,511)	867
Net cash (used for)/provided by operating activities	**(10,077)**	2,865	1,607
Cash flows from investing activities			
Property, leasehold improvements and equipment	**(1,008)**	(1,370)	(1,552)
Business combinations, net of cash acquired	**(68)**	(314)	(1,988)
Other, net	**(27)**	(225)	(116)
Net cash used for investing activities	**(1,103)**	(1,909)	(3,656)
Cash flows from financing activities			
Short-term borrowings, net	**6,354**	1,261	(726)
Issuance of long-term borrowings	**12,740**	6,694	16,060
Repayment of long-term borrowings, including the current portion of long-term borrowings	**(8,358)**	(4,208)	(11,606)
Common stock repurchased	**(1,475)**	(1,438)	(648)
Dividends paid	**(228)**	(231)	(217)
Proceeds from issuance of common stock	**60**	5	1
Net cash provided by financing activities	**9,093**	2,083	2,864
Net (decrease)/increase in cash and cash equivalents	**(2,087)**	3,039	815
Cash and cash equivalents, beginning of year	**6,909**	3,870	3,055
Cash and cash equivalents, end of year	**$ 4,822**	$ 6,909	$ 3,870

SUPPLEMENTAL DISCLOSURES:

Cash payments for interest approximated the related expense for each of the fiscal years presented.

Payments of income taxes were $1.22 billion, $1.30 billion and $1.96 billion for the years ended November 2002, November 2001 and November 2000, respectively.

Noncash activities:
The value of common stock issued in connection with business combinations was $47 million, $223 million and $3.41 billion for the years ended November 2002, November 2001 and November 2000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2002**	2001	2000
Net earnings	**$2,114**	$2,310	$3,067
Currency translation adjustment, net of tax	**46**	(38)	(167)
Comprehensive income	**$2,160**	$2,272	$2,900

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

DESCRIPTION OF BUSINESS

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided into three segments:

- INVESTMENT BANKING – This segment comprises Financial Advisory and Underwriting;
- TRADING AND PRINCIPAL INVESTMENTS – This segment comprises Fixed Income, Currency and Commodities (FICC), Equities and Principal Investments (Principal Investments primarily represents net revenues from the firm's merchant banking investments); and
- ASSET MANAGEMENT AND SECURITIES SERVICES – This segment comprises Asset Management, Securities Services and Commissions.

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Group, Inc. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest. Accordingly, the firm consolidates entities in which it has all, or a majority of, the voting interest. A controlling financial interest can also exist in entities whose activities are predetermined or significantly limited, or whose independent equity investors do not hold an equity investment with substantive risks and rewards. These types of entities are commonly referred to as special-purpose entities (SPEs).

The firm consolidates all SPEs it controls and those in which it holds a majority of the SPE's substantive risks and rewards. The firm also consolidates all SPEs to which it has transferred assets unless independent investors have made a substantive majority equity investment in legal form or the transferred assets are financial instruments and the SPE is a qualifying SPE as defined in Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The firm's financial interests in, and derivative transactions with, non-consolidated SPEs are accounted for at fair value, in the same manner as other financial instruments. As of November 2002, the firm had no material additional financial commitments or guarantees in respect of these entities.

When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of 20% to 50%), the firm accounts for its investment in accordance with the equity method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

If the firm does not have a controlling financial interest in, or exert significant influence over, the entity, the firm accounts for its investment at fair value.

The firm also has formed numerous non-consolidated private investment funds with third-party investors that are typically organized as limited partnerships. The firm acts as general partner and also holds limited partnership interests in the funds. The firm does not hold a majority of the residual interests in any of the funds. The firm's investments in these funds are included in "Financial instruments owned, at fair value" in the consolidated statements of financial condition. As of September 30, 2002 (the latest investment fund reporting date), the funds' total assets were approximately $11.85 billion.

The firm's principal U.S. and international subsidiaries include Goldman, Sachs & Co. (GS&Co.), J. Aron & Company and Spear, Leeds & Kellogg, L.P. in New York, Goldman Sachs International (GSI) in London and Goldman Sachs (Japan) Ltd. (GSJL) in Tokyo.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, the outcome of pending litigation and other matters that affect the consolidated financial statements and related disclosures. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to 2002, 2001 and 2000 refer to the firm's fiscal year ended or the date, as the context requires, November 29, 2002, November 30, 2001 and November 24, 2000, respectively. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

Revenue Recognition

INVESTMENT BANKING

Underwriting revenues and fees from mergers and acquisitions and other corporate finance advisory assignments are recorded when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting revenues are presented net of related expenses. Expenses associated with advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

REPURCHASE AGREEMENTS AND COLLATERALIZED FINANCING ARRANGEMENTS

Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade non-U.S. sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statements of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation No. 41 are satisfied. The firm takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by either cash, securities or letters of credit. The firm takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate. Income or expense on repurchase agreements and collateralized financing arrangements is recognized as interest over the life of the transaction.

FINANCIAL INSTRUMENTS

Gains and losses on financial instruments are recorded on a trade-date basis in the consolidated statements of earnings. The consolidated statements of financial condition generally reflect purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the firm's results of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices in active markets are the best evidence of fair value and the firm uses them when available. If quoted market prices in active markets are not available, management's estimate of fair value is based on, if available, quoted prices or recent transactions in less active markets and/or prices of similar instruments.

If prices are not readily available either through quoted market prices in active markets or alternative pricing sources, or if liquidating a position is reasonably expected to affect market prices, fair value is based on valuation models or management's estimate, using the best information available, of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. The firm's valuation models consider, among other inputs, contractual and market prices, yield curves, credit, volatility factors, prepayment rates and/or correlations of the underlying positions.

The inputs used in the firm's valuation models are based on quoted market prices in active markets, if available, or, if not, from quoted market prices or recent transactions in less active markets, and prices of similar instruments. Where such data is not readily available, inputs are derived from other market data taking into account observable market movements that could reasonably be expected to affect the derived input. Different valuation models and assumptions could produce materially different estimates of fair value.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements, with the related interest expense recognized in net revenues over the life of the transaction.

Principal investments are initially carried at cost as an approximation of fair value. The carrying value of such investments is adjusted when changes in the underlying fair values are readily determinable. For public investments, values are determined using quoted market prices discounted for restrictions on sale. For private investments, adjustments to cost (above or below) are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made if management determines that the expected realizable value of the investment is less than the carrying value. In reaching that determination, management considers many factors including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

ASSET MANAGEMENT

Asset management fees are generally recognized over the period the related service is provided based upon average net asset values. In certain circumstances, the firm is entitled to receive incentive fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Incentive fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Accordingly, incentive fees are recognized in the consolidated statements of earnings when the measurement period ends. Asset management fees and incentive fees are included in "Asset management and securities services" in the consolidated statements of earnings.

COMMISSIONS

The firm generates commissions from executing and clearing client transactions on stock, options and futures markets worldwide. These commissions are recorded on a trade-date basis in "Asset management and securities services" in the consolidated statements of earnings.

MERCHANT BANKING OVERRIDE

The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the fund's investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when all material contingencies have been resolved. Overrides are included in "Asset management and securities services" in the consolidated statements of earnings.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Goodwill and Identifiable Intangible Assets

The cost of acquired companies in excess of the fair value of net assets at acquisition date is recorded as goodwill. Prior to December 1, 2001, goodwill was amortized over periods of 15 to 20 years on a straight-line basis. Effective December 1, 2001, the firm adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and, consequently, goodwill is no longer amortized but, instead, is tested at least annually for impairment. Identifiable intangible assets, which consist primarily of specialist rights and customer lists, continue to be amortized over their useful lives.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statements of financial condition. Effective December 1, 2001, the firm changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service after November 2001. This change did not have a material effect on the firm's results of operations for the year ended November 2002.

The firm's depreciation and amortization expense is generally computed using the methods set forth below:

	PROPERTY AND EQUIPMENT	LEASEHOLD IMPROVEMENTS		CERTAIN INTERNAL USE SOFTWARE COSTS
		TERM OF LEASE GREATER THAN USEFUL LIFE	TERM OF LEASE LESS THAN USEFUL LIFE	
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease	Straight-line over useful life of the asset
Placed in service on or after December 1, 2001	Straight-line over useful life of the asset	Straight-line over useful life of the asset	Straight-line over the term of the lease	Straight-line over useful life of the asset

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing net earnings by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and nonvoting common stock as well as restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock options and to restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

Stock-Based Compensation

The firm has historically accounted for stock-based employee compensation plans in accordance with APB No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant. Compensation expense is recognized immediately for restricted stock units for which future service is not required as a condition to the delivery of the underlying shares of common stock. For restricted stock units with future service requirements, compensation expense is recognized over the relevant service period using amortization methodologies determined by the applicable vesting provisions.

Effective in fiscal 2003, the firm will begin to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years over the related service period. The amount of stock-based compensation to be recognized under SFAS No. 123 in fiscal 2003 and beyond is not currently determinable because the number and value of stock options and/or restricted stock units to be granted to employees in the future is not yet known, nor are the related future service provisions. The firm elected to adopt the disclosure provisions of SFAS No. 148 for the fiscal year ended 2002.

Stock options granted for the years ended November 2002, November 2001 and November 2000 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those stock options that had no intrinsic value on the date of grant. If the firm were to recognize compensation expense over the relevant service period, under the fair value method of SFAS No. 123 with respect to these stock options, net earnings would have decreased, resulting in pro forma net earnings and EPS as presented below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2002**	2001	2000
Net earnings, as reported	**$2,114**	$2,310	$3,067
Add: Stock-based employee compensation expense, net of related tax benefits, included in reported net earnings	**416**	499	822
Deduct: Stock-based employee compensation, net of related tax effects, determined under fair-value based method for all awards	**(785)**	(844)	(918)
Pro forma net earnings	**$1,745**	$1,965	$2,971
EPS, as reported			
Basic	**$ 4.27**	$ 4.53	$ 6.33
Diluted	**4.03**	4.26	6.00
Pro forma EPS			
Basic	**$ 3.52**	$ 3.86	$ 6.13
Diluted	**3.32**	3.63	5.81

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statements of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange for the fiscal year. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are reflected, net of hedges, as a separate component of equity and included in the consolidated statements of comprehensive income. Gains or losses on foreign currency transactions are included in the consolidated statements of earnings.

Recent Accounting Developments

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. Management does not expect the statement to have a material effect on the firm's financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The disclosure provisions are effective beginning with the firm's first fiscal quarter in 2003. Adoption of the recognition and measurement provisions will not have a material effect on the firm's financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a company to consolidate a variable interest entity (VIE) if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIEs were commonly referred to as SPEs. FIN No. 46 is effective immediately for VIEs created after January 31, 2003. The firm must apply FIN No. 46 to VIEs created before February 1, 2003 as of the beginning of the fiscal 2003 fourth quarter. Management is evaluating the impact of adoption but does not expect it to have a material effect on the firm's financial condition or results of operations.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses the accounting for arrangements under which a vendor will perform multiple revenue-generating activities. EITF Issue No. 00-21 is effective for revenue arrangements entered into beginning with the firm's fourth quarter in fiscal 2003. Management does not expect it to have a material effect on the firm's financial condition or results of operations.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The firm has adopted the provisions of EITF Issue No. 02-3 related to energy-trading contracts as of the beginning of the fiscal 2003 first quarter and the effect of adoption was not material to the firm's financial condition or results of operations. EITF Issue No. 02-3 also communicates the FASB staff's belief that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Management is currently evaluating the impact of the FASB staff's view on the firm's financial condition and results of operations.

NOTE 3

SPEAR, LEEDS & KELLOGG

On October 31, 2000, the firm completed its combination with SLK LLC (SLK), a leader in securities clearing and execution, floor-based market making and off-floor market making. The combination was accounted for under the purchase method of accounting for business combinations. In exchange for the membership interests in SLK and subordinated debt of certain retired members, the firm issued 35.3 million shares of common stock valued at $3.5 billion, issued $149 million in debentures and paid $2.1 billion in cash. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the effective date of the combination. The excess of consideration paid over the estimated fair value of net assets acquired was $4.2 billion, of which $2.4 billion was recorded as goodwill and $1.8 billion was recorded as identifiable intangible assets.

As part of the combination with SLK, the firm established a $702 million retention pool of restricted stock units for SLK employees. A charge of $290 million ($180 million after taxes) related to restricted stock units for which future service was not required as a condition to the delivery of the underlying shares of common stock was included in the firm's operating results in 2000. The remaining restricted stock units, for which future service is required, are being amortized over the five-year service period following the date of consummation.

The following table sets forth the unaudited pro forma combined operating results of the firm and SLK for the year ended November 2000. These pro forma results were prepared as if the firm's combination with SLK had taken place at the beginning of fiscal 2000.

PRO FORMA OPERATING RESULTS (UNAUDITED)

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2000
Revenues, net of interest expense	$18,630
Net earnings	3,459
Basic EPS	6.66
Diluted EPS	6.32

NOTE 4

FINANCIAL INSTRUMENTS

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the over-the-counter (OTC) market.

Transactions involving financial instruments sold, but not yet purchased, generally entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value:

	AS OF NOVEMBER			
	2002		2001	
(IN MILLIONS)	**ASSETS**	**LIABILITIES**	ASSETS	LIABILITIES
Commercial paper, certificates of deposit and time deposits	**$ 1,092**	**$ —**	$ 1,351	$ —
U.S. government, federal agency and sovereign obligations	**36,053**	**22,272**	31,173	18,606
Corporate debt	**25,425**	**6,902**	16,697	6,453
Equities and convertible debentures	**23,624**	**14,398**	20,075	12,201
State, municipal and provincial obligations	**715**	**—**	771	—
Derivative contracts	**42,205**	**38,921**	38,521	36,660
Physical commodities	**661**	**980**	297	797
Total	**$129,775**	**$83,473**	$108,885	$74,717

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2002 and 2001, U.S. government and federal agency obligations represented 6% and 7%, respectively, of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations.

Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities or indices.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, that derive their values or contractually required cash flows from the price of some other security or index. The firm includes certain commodity-related contracts in its derivative disclosure, although not required to do so, as these contracts may be settled in cash or are readily convertible into cash.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Trading and principal investments" in the consolidated statements of earnings.

The firm also enters into derivative contracts, to manage the interest rate, currency and equity-linked exposure on its long-term borrowings. These derivatives generally include interest rate futures contracts, interest rate swap agreements, currency swap agreements and equity-linked contracts, which are primarily utilized to convert a substantial portion of the firm's long-term debt into U.S. dollar-based floating rate obligations. Certain interest rate swap contracts are designated as fair-value hedges. The gains and losses associated with the ineffective portion of these fair-value hedges are included in "Trading and principal investments" in the consolidated statements of earnings and were not material for the years ended November 2002 and November 2001.

Derivative contracts are reported on a net-by-counterparty basis in the firm's consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

	AS OF NOVEMBER			
	2002		2001	
(IN MILLIONS)	**ASSETS**	**LIABILITIES**	ASSETS	LIABILITIES
Forward settlement contracts	**$ 4,293**	**$ 4,602**	$ 5,265	$ 4,491
Swap agreements	**22,426**	**18,516**	18,438	15,931
Option contracts	**15,486**	**15,803**	14,818	16,238
Total	**$42,205**	**$38,921**	$38,521	$36,660

Securitization Activities

The firm securitizes commercial and residential mortgages and home equity loans, government and corporate bonds, and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. Underwriting net revenues are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm may retain interests in securitized financial assets, which it generally attempts to sell as quickly as possible, subject to prevailing market conditions. Retained interests are accounted for at fair value and are included in "Total financial instruments owned, at fair value" in the consolidated statements of financial condition.

During the years ended November 2002 and November 2001, the firm securitized $107.1 billion and $68.8 billion of financial assets, respectively, including $89.3 billion and $47.6 billion of agency mortgage-backed securities, respectively. Cash flows received on retained interests and other securitization cash flows were approximately $534 million for the year ended November 2002. As of November 2002, the firm held $3.7 billion of retained interests, including $737 million of retained interests for which the fair value is based on quoted market prices in active markets.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

	AS OF NOVEMBER 2002	
	TYPE OF RETAINED INTERESTS	
($ IN MILLIONS)	MORTGAGE	OTHER ASSET-BACKED[2]
Fair value of retained interests	$1,977	$1,022
Weighted average life (years)	4.1	4.7
Annual prepayment rate	25.4%	N/A
Impact of 10% adverse change	$ (7)	—
Impact of 20% adverse change	(11)	—
Annual credit losses[1]	2.5%	1.7%
Impact of 10% adverse change	$ (1)	$ (8)
Impact of 20% adverse change	(2)	(15)
Annual discount rate	7.1%	7.1%
Impact of 10% adverse change	$ (38)	$ (4)
Impact of 20% adverse change	(74)	(8)

[1] The impact of adverse changes takes into account credit mitigants incorporated in the retained interests, including overcollateralization and subordination provisions.

[2] Includes retained interests in government and corporate bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of its business, utilizes VIEs such as trusts, limited partnerships and limited liability companies to securitize commercial and residential mortgages and home equity loans, government and corporate bonds, and other types of financial instruments. Prior to the issuance of FIN No. 46, VIEs were commonly referred to as SPEs. The firm holds variable interests in such entities in the form of senior and subordinated debt, preferred and common stock, interest rate, foreign currency and credit derivatives as well as residual interests in asset-backed securitizations. The following table summarizes the firm's maximum exposure to loss as a result of its significant variable interests in consolidated and non-consolidated VIEs as well as the total assets of such VIEs:

	AS OF NOVEMBER 2002	
	VARIABLE INTEREST ENTITIES[1]	
(IN MILLIONS)	CONSOLIDATED[2]	NON-CONSOLIDATED
Maximum exposure to loss		
Mortgages	$ 73	$ 265
Other asset-backed	197	630
Total maximum exposure to loss	$ 270	$ 895
VIE assets		
Mortgages	$ 651	$5,176
Other asset-backed	1,095	3,540
Total VIE assets	$1,746	$8,716

[1] Excludes qualifying special-purpose entities (QSPEs), in accordance with FIN No. 46.

[2] Consolidated total VIE assets in excess of total maximum exposure to loss represents variable interests held by third parties that have no recourse to the general credit of the firm.

Secured Borrowing and Lending Activities

The firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including U.S. government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations and equity securities.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. As of November 2002 and November 2001, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $316.3 billion and $267.7 billion, respectively, of which the firm sold or repledged $272.5 billion and $224.4 billion, respectively.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2002 and November 2001, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $34.7 billion and $22.3 billion, respectively.

NOTE 5

SHORT-TERM BORROWINGS

The firm obtains unsecured short-term borrowings through issuance of promissory notes, commercial paper and bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Short-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2002	2001
Promissory notes	**$20,433**	$15,281
Commercial paper	**9,463**	8,353
Bank loans and other	**4,948**	6,794
Current portion of long-term borrowings	**5,794**	7,169
Total [1]	**$40,638**	$37,597

[1] As of November 2002 and November 2001, weighted average interest rates for short-term borrowings, including commercial paper, were 2.09% and 3.05%, respectively.

NOTE 6

LONG-TERM BORROWINGS

The firm's long-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2002	2001
Fixed rate obligations [1]		
U.S. dollar	**$19,550**	$14,462
Non-U.S. dollar	**4,407**	3,425
Floating rate obligations [2]		
U.S. dollar	**10,175**	10,415
Non-U.S. dollar	**4,579**	2,714
Total [3]	**$38,711**	$31,016

[1] During 2002 and 2001, interest rates on U.S. dollar fixed rate obligations ranged from 5.50% to 12.00% and from 5.90% to 12.00%, respectively. During 2002 and 2001, non-U.S. dollar fixed rate obligations interest rates ranged from 1.20% to 8.88%.

[2] Floating interest rates generally are based on LIBOR, the U.S. treasury bill rate or the federal funds rate. Certain equity-linked and indexed instruments are included in floating rate obligations.

[3] Long-term borrowings have maturities that range from one to 30 years from the date of issue.

Long-term borrowings by fiscal maturity date are set forth below:

	AS OF NOVEMBER					
	2002 [1]			2001		
(IN MILLIONS)	U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL	U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL
2003	**$ —**	**$ —**	**$ —**	$ 5,810	$ 371	$ 6,181
2004	**6,846**	**184**	**7,030**	3,172	119	3,291
2005	**5,804**	**3,075**	**8,879**	4,694	2,608	7,302
2006	**1,575**	**1,020**	**2,595**	1,734	804	2,538
2007	**1,094**	**953**	**2,047**	1,018	114	1,132
2008-thereafter	**14,406**	**3,754**	**18,160**	8,449	2,123	10,572
Total	**$29,725**	**$8,986**	**$38,711**	$24,877	$6,139	$31,016

[1] Long-term borrowings maturing within one year are included in "short-term borrowings" in the consolidated statements of financial condition.

The firm enters into derivative contracts, such as interest rate futures contracts, interest rate swap agreements, currency swap agreements and equity-linked contracts, to effectively convert a substantial portion of its long-term borrowings into U.S. dollar-based floating rate obligations. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

The effective weighted average interest rates for long-term borrowings, after hedging activities, are set forth below:

	AS OF NOVEMBER			
	2002		2001	
($ IN MILLIONS)	AMOUNT	RATE	AMOUNT	RATE
Fixed rate obligations	**$ 1,057**	**8.35%**	$ 757	10.58%
Floating rate obligations	**37,654**	**2.24**	30,259	3.02
Total	**$38,711**	**2.40**	$31,016	3.20

NOTE 7

COMMITMENTS AND CONTINGENCIES

Litigation

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

On December 20, 2002, as part of a proposed global settlement involving the leading securities firms operating in the United States, agreements in principle were announced among the firm's U.S. broker-dealer subsidiary GS&Co. and various regulatory authorities to resolve their investigations of GS&Co. relating to investment research analysts' conflicts of interest. Pursuant to the agreements in principle, GS&Co. has agreed, among other things, to (i) pay $50 million in retrospective relief, (ii) contribute $50 million over five years to provide independent third-party research to clients, (iii) contribute $10 million for investor education and (iv) adopt internal structural and other safeguards to further ensure the integrity of GS&Co. investment research. The cost of the agreements in principle has been provided for in the firm's consolidated financial statements. In connection with the agreements, the firm also expects to be joining the other leading securities firms who are a part of the proposed global settlement in an initiative that generally will prohibit the allocation of shares in initial public offerings to executives and directors of public companies. Current or future civil lawsuits implicating investment research analysts' conflicts of interest were not settled as part of the agreements in principle. The firm's total potential liability in respect of such civil cases cannot be reasonably estimated but could be material to results of operations in a given period.

Leases

The firm has obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental commitments, net of minimum sublease rentals, under noncancelable leases for 2003 and the succeeding four years and thereafter and rent charged to operating expense for the last three years are set forth below:

(IN MILLIONS)	
Minimum rental commitments	
2003	$ 350
2004	354
2005	266
2006	280
2007	225
2008-thereafter	1,827
Total	$3,302
Net rent expense	
2000	$ 240
2001	299
2002	**359**

Other Commitments

The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $40.04 billion and $47.54 billion as of November 2002 and November 2001, respectively.

In connection with its lending activities, the firm had outstanding commitments of $9.41 billion and $13.35 billion as of November 2002 and November 2001, respectively. These commitments are agreements to lend to counterparties, have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $11.63 billion and $11.50 billion as of November 2002 and November 2001, respectively.

The firm acts as an investor in merchant banking transactions, which includes making long-term investments in equity and debt securities in privately negotiated transactions, corporate acquisitions and real estate transactions. In connection with these activities, the firm had commitments to invest up to $1.46 billion and $1.63 billion in corporate and real estate merchant banking investment funds as of November 2002 and November 2001, respectively.

The firm had outstanding commitments and guarantees of $136 million and $134 million relating primarily to client and fund management activities as of November 2002 and November 2001, respectively. The firm also had construction-related commitments of $301 million and $199 million as of November 2002 and November 2001, respectively.

NOTE 8

EQUITY CAPITAL

Dividends declared per common share were $0.48 in each of 2002, 2001 and 2000. On December 19, 2002, the Board of Directors of Group Inc. (the Board) declared a dividend of $0.12 per share to be paid on February 27, 2003 to common shareholders of record on January 28, 2003.

On March 18, 2002 and on November 20, 2002, the Board authorized the repurchase of an aggregate additional 30 million shares of common stock pursuant to the firm's existing share repurchase program. The total share authorization under the repurchase program was 60 million shares as of November 2002, of which approximately 40.66 million had been repurchased at a cost of $3.45 billion. The average price paid per share for repurchased shares was $76.49, $88.22 and $99.90 for the years ended November 2002, November 2001 and November 2000, respectively.

On August 21, 2000, SMBC Capital Markets, Inc., formerly Sumitomo Bank Capital Markets, Inc., exchanged all 7.4 million shares of its nonvoting common stock, par value $0.01 per share, of Group Inc. for an equal number of shares of voting common stock.

NOTE 9

EARNINGS PER SHARE

The computations of basic and diluted EPS are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2002**	2001	2000
Numerator for basic and diluted EPS—earnings available to common shareholders	**$2,114**	$2,310	$3,067
Denominator for basic EPS—weighted average number of common shares	**495.6**	509.7	484.6
Effect of dilutive securities			
Restricted stock units	**22.1**	22.0	16.2
Stock options	**7.4**	10.1	10.7
Dilutive potential common shares	**29.5**	32.1	26.9
Denominator for diluted EPS—weighted average number of common shares and dilutive potential common shares [1]	**525.1**	541.8	511.5
Basic EPS	**$ 4.27**	$ 4.53	$ 6.33
Diluted EPS	**4.03**	4.26	6.00

[1] The diluted EPS computations do not include the antidilutive effect of the following options:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2002**	2001	2000
Number of antidilutive options	**28.1**	0.7	—

NOTE 10

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

As of November 2002, goodwill of $2.86 billion was included in "Other assets" in the consolidated statement of financial condition. Prior to December 1, 2001, goodwill was amortized over periods of 15 to 20 years on a straight-line basis. The following table sets forth reported net earnings and EPS, as adjusted to exclude goodwill amortization expense:

	YEAR ENDED NOVEMBER	
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)	2001	2000
Net earnings, as reported	$2,310	$3,067
Net earnings, as adjusted	2,404	3,096
EPS, as reported:		
Basic	$ 4.53	$ 6.33
Diluted	4.26	6.00
EPS, as adjusted:		
Basic	$ 4.72	$ 6.39
Diluted	4.44	6.05

Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets:

	AS OF NOVEMBER	
(IN MILLIONS)	**2002**	2001
Gross carrying amount	**$2,239**	$2,092
Accumulated amortization	**(259)**	(132)
Net carrying amount	**$1,980**	$1,960

Identifiable intangible assets consist primarily of specialist rights and customer lists and are amortized over a weighted average life of approximately 21 years.

Amortization expense associated with identifiable intangible assets was $127 million, $115 million and $7 million for the fiscal years ended November 2002, November 2001 and November 2000, respectively. Estimated amortization expense for existing identifiable intangible assets is $129 million for each of the fiscal years ending November 2003 through November 2007.

NOTE 11

EMPLOYEE BENEFIT PLANS

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

The firm maintains a defined benefit pension plan for substantially all U.S. employees. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States.

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets for 2002 and 2001 and a statement of the funded status of the plans as of November 2002 and November 2001:

	AS OF OR FOR THE YEAR ENDED NOVEMBER					
	2002			2001		
(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
Benefit obligation						
Balance, beginning of year	**$140**	**$184**	**$ 84**	$120	$163	$ 59
Service cost	**6**	**37**	**8**	4	35	6
Interest cost	**10**	**9**	**9**	9	7	5
Plan amendments	**—**	**1**	**40**	—	—	—
Actuarial loss/(gain)	**8**	**7**	**50**	9	(12)	18
Benefits paid	**(2)**	**(9)**	**(7)**	(2)	(7)	(4)
Effect of foreign exchange rates	**—**	**16**	**—**	—	(2)	—
Balance, end of year	**$162**	**$245**	**$ 184**	$140	$184	$ 84
Fair value of plan assets						
Balance, beginning of year	**$138**	**$164**	**$ 12**	$148	$128	$ 15
Actual return on plan assets	**(14)**	**(21)**	**(1)**	(8)	(18)	(3)
Firm contributions	**45**	**56**	**7**	—	61	4
Benefits paid	**(2)**	**(9)**	**(7)**	(2)	(7)	(4)
Other distributions	**—**	**—**	**(11)**	—	—	—
Effect of foreign exchange rates	**—**	**16**	**—**	—	—	—
Balance, end of year	**$167**	**$206**	**$ —**	$138	$164	$ 12
Prepaid/(accrued) benefit cost						
Funded status	**$ 5**	**$ (39)**	**$(184)**	$ (2)	$ (20)	$(72)
Unrecognized actuarial loss	**72**	**79**	**62**	40	36	12
Unrecognized transition (asset)/obligation	**(28)**	**15**	**1**	(31)	16	2
Unrecognized prior service cost	**—**	**4**	**31**	—	3	(1)
Adjustment to recognize additional minimum liability	**—**	**(1)**	**—**	—	—	—
Prepaid/(accrued) benefit cost	**$ 49**	**$ 58**	**$ (90)**	$ 7	$ 35	$(59)

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $72 million and $55 million, respectively, as of November 2002, and $63 million and $46 million, respectively, as of November 2001. The fair value of plan assets for each of these plans was $39 million and $35 million as of November 2002 and November 2001, respectively.

The components of pension expense/(income) and postretirement expense are set forth below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2002	2001	2000
U.S. pension			
Service cost	**$ 6**	$ 4	$ 4
Interest cost	**10**	9	8
Expected return on plan assets	**(12)**	(12)	(10)
Net amortization	**(2)**	(3)	(3)
Total	**$ 2**	$ (2)	$ (1)
Non-U.S. pension			
Service cost	**$ 37**	$ 35	$ 28
Interest cost	**9**	7	7
Expected return on plan assets	**(12)**	(9)	(8)
Net amortization	**4**	1	1
Total	**$ 38**	$ 34	$ 28
Postretirement			
Service cost	**$ 8**	$ 6	$ 2
Interest cost	**9**	5	4
Expected return on plan assets	**(1)**	(1)	—
Net amortization	**10**	—	—
Total	**$ 26**	$ 10	$ 6

The weighted average assumptions used to develop net periodic pension cost and the actuarial present value of the projected benefit obligation are set forth below. The assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	YEAR ENDED NOVEMBER 2002	2001	2000
Defined benefit pension plans			
U.S. pension			
Discount rate	**6.75%**	7.00%	7.50%
Rate of increase in future compensation levels	**5.00**	5.00	5.00
Expected long-term rate of return on plan assets	**8.50**	8.50	8.50
Non-U.S. pension			
Discount rate	**4.78**	4.93	4.66
Rate of increase in future compensation levels	**4.14**	4.11	4.29
Expected long-term rate of return on plan assets	**5.86**	5.74	5.81
Postretirement plans			
Discount rate	**6.75%**	7.00%	7.50%
Rate of increase in future compensation levels	**5.00**	5.00	5.00
Expected long-term rate of return on plan assets	**8.50**	8.50	—

For measurement purposes, an annual growth rate in the per capita cost of covered healthcare benefits of 11% was assumed for the fiscal year ending November 2003. The rate was assumed to decrease ratably to 5% for the fiscal year ending November 2009 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% INCREASE		1% DECREASE	
(IN MILLIONS)	**2002**	2001	**2002**	2001
Cost	**$ 3**	$ 2	**$ (2)**	$(1)
Obligation	**25**	10	**(22)**	(9)

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $154 million, $193 million and $129 million for 2002, 2001 and 2000, respectively. Contributions in 2002 and 2001 each reflect a full year of contributions with respect to employees added as a result of the firm's combination with SLK.

The firm has also established a nonqualified defined contribution plan (the Plan) for certain senior employees. Shares of common stock contributed to the Plan and outstanding as of November 2002 were 8.6 million. The shares of common stock will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants. Contributions to the Plan are expensed on the date of grant. Plan expense was immaterial for the years ended November 2002, November 2001 and November 2000.

NOTE 12

EMPLOYEE INCENTIVE PLANS

Stock Incentive Plan

The firm sponsors a stock incentive plan that provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards.

The total number of shares of common stock that may be issued under the stock incentive plan through fiscal 2002 may not exceed 300 million shares. As of November 2002 and November 2001, 128.6 million shares and 135.0 million shares, respectively, were available for grant under the stock incentive plan, after considering stock-based compensation awards that were issued subsequent to year end, as part of year-end compensation.

Restricted Stock Units

The firm issued restricted stock units to employees under the stock incentive plan, primarily in connection with its initial public offering, acquisitions and as part of year-end compensation. Of the total restricted stock units outstanding as of November 2002 and November 2001, (i) 29.9 million units and 41.7 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock and (ii) 18.3 million units and 25.6 million units, respectively, did not require future service. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

The activity related to these restricted stock units is set forth below:

	RESTRICTED STOCK UNITS OUTSTANDING	
	NO FUTURE SERVICE REQUIRED	FUTURE SERVICE REQUIRED
Outstanding, November 1999	35,703,923	40,344,481
Granted [1]	6,401,796	10,900,941
Forfeited	(1,189,406)	(2,752,278)
Delivered	(9,571,298)	—
Vested	2,157,204	(2,157,204)
Outstanding, November 2000	33,502,219	46,335,940
Granted	116,968	1,638,536
Forfeited	(975,713)	(3,065,731)
Delivered	(10,253,224)	—
Vested	3,239,683	(3,239,683)
Outstanding, November 2001	25,629,933	41,669,062
Granted [2]	1,484,153	4,855,553
Forfeited	(591,957)	(3,135,134)
Delivered	(21,700,672)	—
Vested	13,494,481	(13,494,481)
Outstanding, November 2002	**18,315,938**	**29,895,000**

[1] Includes restricted stock units granted in connection with the combination with SLK and restricted stock units granted to employees, subsequent to year end, as part of year-end compensation.

[2] Includes restricted stock units granted to employees subsequent to year end as part of year-end compensation.

Total employee stock compensation expense, net of forfeitures, was $645 million, $798 million and $1.35 billion for the years ended November 2002, November 2001 and November 2000, respectively.

Stock Options

In general, stock options granted to employees in connection with the firm's initial public offering vest and become exercisable in equal installments on or about the third, fourth and fifth anniversaries of the grant date. Stock options granted to employees subsequent to the firm's initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the firm's stock incentive plan and the applicable stock option agreement. The dilutive effect of the firm's outstanding stock options is included in "Average common shares outstanding — Diluted," on the consolidated statements of earnings.

The activity related to these stock options is set forth below:

	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
Outstanding, November 1999	40,359,666	$52.91	9.42
Granted [1]	19,685,230	82.89	
Exercised	(18,901)	48.13	
Forfeited	(2,590,237)	52.88	
Outstanding, November 2000	57,435,758	63.19	8.96
Granted [1]	29,004,359	91.89	
Exercised	(104,155)	52.03	
Forfeited	(1,969,077)	64.46	
Outstanding, November 2001	84,366,885	73.04	8.65
Granted [1]	15,908,162	79.16	
Exercised	(1,138,087)	52.78	
Forfeited	(4,867,859)	68.77	
Outstanding, November 2002	**94,269,101**	**74.53**	**8.08**
Exercisable, November 2002	**10,642,579**	**$52.87**	**6.44**

[1] Includes stock options granted to employees subsequent to year end as part of year-end compensation.

The options outstanding as of November 2002 are set forth below:

EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
$45.00–$ 59.99	32,636,115	$52.93	6.44
60.00– 74.99	—	—	—
75.00– 89.99	33,596,260	81.10	8.92
90.00– 104.99	28,036,726	91.81	9.00
	94,269,101		

The weighted average fair value of options granted during 2002, 2001 and 2000 was $27.38 per option, $30.82 per option and $28.13 per option, respectively. Fair value was estimated as of the grant date based on a binomial option pricing model using the following weighted average assumptions:

	YEAR ENDED NOVEMBER		
	2002	2001	2000
Risk-free interest rate	**3.5%**	5.2%	5.6%
Expected volatility	**35.0**	35.0	35.0
Dividend yield	**0.6**	0.5	0.6
Expected life	**5 years**	7 years	7 years

NOTE 13

INCOME TAXES

The components of the net tax expense reflected in the consolidated statements of earnings are set forth below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2002	2001	2000
Current taxes			
U.S. federal	**$ 543**	$ 781	$1,063
State and local	**35**	64	285
Non-U.S.	**331**	489	957
Total current tax expense	**909**	1,334	2,305
Deferred taxes			
U.S. federal	**7**	(9)	(299)
State and local	**102**	95	49
Non-U.S.	**121**	(34)	(102)
Total deferred tax expense/(benefit)	**230**	52	(352)
Net tax expense	**$1,139**	$1,386	$1,953

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2002	2001
Deferred tax assets		
Compensation and benefits	**$1,415**	$1,768
Unrealized losses	**173**	—
Other, net	**185**	197
	1,773	1,965
Valuation allowance [1]	**(17)**	(7)
Total deferred tax assets	**1,756**	1,958
Deferred tax liabilities		
Depreciation and amortization	**207**	111
Unrealized gains	**—**	20
Total deferred tax liabilities	**207**	131
Net deferred tax assets	**$1,549**	$1,827

[1] Relates primarily to the ability to utilize certain state and local and foreign tax credits.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries that were incorporated for U.S. income tax purposes at the end of 2001 and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of November 2002, this policy resulted in an unrecognized net deferred tax liability of approximately $33 million attributable to reinvested earnings of approximately $209 million. Additionally, during 2002, the valuation allowance was increased by $10 million, primarily due to an increase in certain state and local and foreign tax credits. Acquired net operating loss carryforwards of approximately $58 million are subject to annual limitations on utilization and will begin to expire in 2018.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	YEAR ENDED NOVEMBER		
	2002	2001	2000
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	**2.7**	2.8	4.3
Domestic tax credits	**(1.3)**	—	—
Tax-exempt income, including dividends	**(1.3)**	(0.6)	(0.2)
Foreign operations	**(0.9)**	—	—
Other	**0.8**	0.3	(0.2)
Effective income tax rate	**35.0%**	37.5%	38.9%

Tax benefits of approximately $119 million in 2002, $123 million in 2001 and $116 million in 2000, related to the delivery of restricted stock units and the exercise of options, were credited directly to "Additional paid-in capital" in the consolidated statements of financial condition and changes in shareholders' equity.

NOTE 14

REGULATED SUBSIDIARIES

GS&Co. and Spear, Leeds and Kellogg, L.P. are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. They have elected to compute their net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2002 and November 2001, GS&Co. had regulatory net capital, as defined, of $4.75 billion and $4.59 billion respectively, which exceeded the amounts required by $4.09 billion and $3.91 billion, respectively. As of November 2002 and November 2001, Spear, Leeds and Kellogg, L.P. had regulatory net capital, as defined, of $1.28 billion and $952 million, respectively, which exceeded the amounts required by $1.24 billion and $907 million, respectively.

GSI, a registered U.K. broker-dealer, is subject to the capital requirements of The Financial Services Authority, and GSJL, a Tokyo-based broker-dealer, is subject to the capital requirements of the Financial Services Agency. As of November 2002 and November 2001, GSI and GSJL were in compliance with their local capital adequacy requirements.

Certain other subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2002 and November 2001, these subsidiaries were in compliance with their local capital adequacy requirements.

NOTE 15

BUSINESS SEGMENTS

In reporting to management, the firm's operating results are categorized into the following three segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services. The Investment Banking and Trading and Principal Investments segments were previously aggregated into one reporting segment — Global Capital Markets.

Investment Banking

The Investment Banking segment provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals. Investment banking activities are divided into two categories:

- FINANCIAL ADVISORY – Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs; and
- UNDERWRITING – Underwriting includes public offerings and private placements of equity and debt securities.

Trading and Principal Investments

The Trading and Principal Investments business facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities, and swaps and other derivatives. In addition, the firm engages in floor-based and electronic market making as a specialist on U.S. equities and options exchanges. Trading and Principal Investments is divided into three categories:

- FICC – The firm makes markets in and trades interest rate and credit products, currencies and commodities, structures and enters into a wide variety of derivative transactions, and engages in proprietary trading;
- EQUITIES – The firm makes markets in, acts as a specialist for, and trades equities and equity-related products, structures and enters into equity derivative transactions, and engages in proprietary trading; and
- PRINCIPAL INVESTMENTS – Principal Investments primarily represents net revenues from the firm's merchant banking investments.

Asset Management and Securities Services

The Asset Management and Securities Services segment includes services related to the following:

- ASSET MANAGEMENT – Asset Management generates management fees by providing investment advisory services to a diverse client base of institutions and individuals;
- SECURITIES SERVICES – Securities Services includes prime brokerage, financing services and securities lending, and the firm's matched book businesses, all of which generate revenues primarily in the form of interest rate spreads or fees; and
- COMMISSIONS – Commissions includes fees from executing and clearing client transactions on major stock, options and futures markets worldwide. Commissions also includes revenues from the increased share of the income and gains derived from the firm's merchant banking funds when the return on a fund's investments exceeds certain threshold returns.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost structures of each of the firm's segments are broadly similar to that of the firm taken as a whole in that they are primarily influenced by discretionary compensation, headcount and levels of business activity. The firm's overall compensation and benefits expenses are generally targeted at 50% (plus or minus a few percentage points) of consolidated net revenues. A substantial portion of the firm's compensation expense represents discretionary bonuses. Compensation expense within a segment reflects, among other factors, the overall performance of the firm as well as the performance of the individual business unit.

The firm allocates revenues and expenses among the three segments. Due to the integrated nature of the business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, the underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.
- The nonrecurring expenses associated with the firm's acquisition awards and conversion to corporate form and related transactions are not allocated to individual segments as management excludes them in evaluating segment performance.

Segment Operating Results

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

(IN MILLIONS)		AS OF AND FOR YEAR ENDED NOVEMBER 2002	2001	2000
Investment Banking	Net revenues[1]	**$ 2,830**	$ 3,836	$ 5,371
	Operating expenses[2]	**2,454**	3,117	3,645
	Pre-tax earnings	**$ 376**	$ 719	$ 1,726
	Segment assets	**$ 4,555**	$ 3,938	$ 2,333
Trading and Principal Investments	Net revenues[1]	**$ 5,249**	$ 6,349	$ 6,627
	Operating expenses[2]	**4,273**	5,134	4,199
	Pre-tax earnings	**$ 976**	$ 1,215	$ 2,428
	Segment assets	**$184,895**	$164,965	$143,900
Asset Management and Securities Services	Net revenues[1]	**$ 5,907**	$ 5,626	$ 4,592
	Operating expenses[2]	**3,794**	3,501	3,008
	Pre-tax earnings	**$ 2,113**	$ 2,125	$ 1,584
	Segment assets	**$165,328**	$142,477	$137,091
Total	Net revenues[1]	**$ 13,986**	$ 15,811	$ 16,590
	Operating expenses[2][3]	**10,733**	12,115	11,570
	Pre-tax earnings	**$ 3,253**	$ 3,696	$ 5,020
	Total assets[4]	**$355,574**	$312,218	$284,410

[1] Net revenues include net interest as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2002	2001	2000
Investment Banking	**$ 258**	$ 159	$ 32
Trading and Principal Investments	**1,186**	95	99
Asset Management and Securities Services	**957**	1,039	855
Total net interest	**$2,401**	$1,293	$986

[2] Operating expenses include depreciation and amortization, including the amortization of goodwill and intangible assets, as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2002	2001	2000
Investment Banking	**$140**	$172	$148
Trading and Principal Investments	**293**	386	188
Asset Management and Securities Services	**311**	315	150
Total depreciation and amortization	**$744**	$873	$486

[3] Includes the following expenses that have not been allocated to the firm's segments: (i) amortization of employee initial public offering awards of $212 million, $363 million and $428 million for the years ended November 2002, November 2001 and November 2000, respectively, and (ii) nonrecurring acquisition awards of $290 million related to the firm's combination with SLK for the year ended November 2000.

[4] Includes deferred tax assets relating to the firm's conversion to corporate form and certain assets that management believes are not allocable to a particular segment.

The following table sets forth the net revenues of the firm's three segments:

	Year Ended November		
(IN MILLIONS)	**2002**	2001	2000
Financial Advisory	**$ 1,499**	$ 2,070	$ 2,592
Underwriting	**1,331**	1,766	2,779
Total Investment Banking	**2,830**	3,836	5,371
FICC	**4,470**	4,047	3,004
Equities	**1,008**	2,923	3,489
Principal Investments	**(229)**	(621)	134
Total Trading and Principal Investments	**5,249**	6,349	6,627
Asset Management	**1,653**	1,473	1,345
Securities Services	**981**	1,133	940
Commissions	**3,273**	3,020	2,307
Total Asset Management and Securities Services	**5,907**	5,626	4,592
Total net revenues	**$13,986**	$15,811	$16,590

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Accordingly, management believes that profitability by geographic region is not necessarily meaningful.

The firm's revenues, expenses and identifiable assets are generally allocated based on the country of domicile of the legal entity providing the service.

The following table sets forth the total net revenues, pre-tax earnings and identifiable assets of the firm and its consolidated subsidiaries by geographic region allocated on the basis described above:

	AS OF OR FOR YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2002**	2001	2000
Net revenues			
United States	**$ 8,643**	$ 10,181	$ 9,767
Other Americas	**342**	234	189
United Kingdom	**2,991**	3,483	4,400
Other Europe	**479**	473	622
Asia	**1,531**	1,440	1,612
Total net revenues	**$ 13,986**	$ 15,811	$ 16,590
Pre-tax earnings			
United States	**$ 1,973**	$ 2,487	$2,845
Other Americas	**170**	191	104
United Kingdom	**525**	665	1,882
Other Europe	**173**	241	391
Asia	**624**	475	516
Other [1]	**(212)**	(363)	(718)
Total pre-tax earnings	**$ 3,253**	$ 3,696	$ 5,020
Identifiable assets			
United States	**$389,096**	$337,061	$287,938
Other Americas	**7,521**	5,985	7,791
United Kingdom	**144,608**	131,812	121,257
Other Europe	**8,573**	8,129	7,979
Asia	**25,422**	25,367	16,848
Eliminations and other [2]	**(219,646)**	(196,136)	(157,403)
Total identifiable assets	**$355,574**	$312,218	$284,410

[1] Includes the following expenses that have not been allocated to the firm's segments: (i) amortization of employee initial public offering awards of $212 million, $363 million and $428 million for the years ended November 2002, November 2001 and November 2000, respectively, and (ii) non-recurring acquisition awards of $290 million related to the firm's combination with SLK for the year ended November 2000.

[2] Reflects eliminations and certain assets that are not allocable to a particular geographic region.

Supplemental Financial Information

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for 2002 and 2001. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of the management, necessary for a fair presentation of the results. These adjustments are of a normal recurring nature.

	2002 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	**FIRST**	**SECOND**	**THIRD**	**FOURTH**
Total revenues	**$5,700**	**$6,234**	**$5,872**	**$5,048**
Interest expense	**2,102**	**2,383**	**2,223**	**2,160**
Revenues, net of interest expense	**3,598**	**3,851**	**3,649**	**2,888**
Operating expenses	**2,759**	**2,950**	**2,855**	**2,169**
Pre-tax earnings	**839**	**901**	**794**	**719**
Provision for taxes	**315**	**338**	**272**	**214**
Net earnings	**$ 524**	**$ 563**	**$ 522**	**$ 505**
Earnings per share				
Basic	**$ 1.05**	**$ 1.13**	**$ 1.05**	**$ 1.03**
Diluted	**0.98**	**1.06**	**1.00**	**0.98**
Dividends declared per common share	**0.12**	**0.12**	**0.12**	**0.12**

	2001 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$9,502	$8,158	$7,360	$6,118
Interest expense	4,769	4,168	3,699	2,691
Revenues, net of interest expense	4,733	3,990	3,661	3,427
Operating expenses	3,474	3,044	2,894	2,703
Pre-tax earnings	1,259	946	767	724
Provision for taxes	491	369	299	227
Net earnings	$ 768	$ 577	$ 468	$ 497
Earnings per share				
Basic	$ 1.49	$ 1.12	$ 0.92	$ 0.99
Diluted	1.40	1.06	0.87	0.93
Dividends declared per share	0.12	0.12	0.12	0.12

Common Stock Price Range

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of the firm's common stock as reported by the Consolidated Tape Association.

	SALES PRICE					
	2002		2001		2000	
	HIGH	**LOW**	HIGH	LOW	HIGH	LOW
First Quarter	**$97.25**	**$77.52**	$120.00	$77.00	$ 94.81	$74.38
Second Quarter	**92.25**	**74.00**	105.15	77.00	128.00	69.38
Third Quarter	**81.97**	**65.55**	98.14	75.05	121.75	70.63
Fourth Quarter	**81.00**	**58.57**	92.75	63.27	133.63	79.25

As of January 31, 2003, there were approximately 5,530 holders of record of the firm's common stock.

On January 31, 2003, the last reported sales price for the firm's common stock on the New York Stock Exchange was $68.10 per share.

Selected Financial Data

	AS OF OR FOR YEAR ENDED NOVEMBER				
	2002	2001	2000[4]	1999[5]	1998
Income statement data (IN MILLIONS)					
Total revenues	**$ 22,854**	$ 31,138	$ 33,000	$ 25,363	$ 22,478
Interest expense	**8,868**	15,327	16,410	12,018	13,958
Net revenues	**13,986**	15,811	16,590	13,345	8,520
Compensation and benefits[1]	**6,744**	7,700	7,773	6,459	3,838
Nonrecurring employee initial public offering and acquisition awards	**—**	—	290	2,257	—
Amortization of employee initial public offering and acquisition awards	**293**	464	428	268	—
Other operating expenses	**3,696**	3,951	3,079	2,369	1,761
Pre-tax earnings[1]	**$ 3,253**	$ 3,696	$ 5,020	$ 1,992	$ 2,921
Balance sheet data (IN MILLIONS)					
Total assets	**$355,574**	$312,218	$284,410	$248,348	$205,739
Long-term borrowings	**38,711**	31,016	31,395	20,952	19,906
Total liabilities	**336,571**	293,987	267,880	238,203	199,355
Shareholders' equity	**19,003**	18,231	16,530	10,145	—
Partners' capital	**—**	—	—	—	6,310
Common share data (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)					
Earnings per share					
Basic	**$ 4.27**	$ 4.53	$ 6.33	$ 5.69	—
Diluted	**4.03**	4.26	6.00	5.57	—
Dividends declared per share	**0.48**	0.48	0.48	0.24	—
Book value per share	**38.69**	36.33	32.18	20.94	—
Average common shares outstanding					
Basic	**495.6**	509.7	484.6	475.9	—
Diluted	**525.1**	541.8	511.5	485.8	—
Selected data (UNAUDITED)					
Employees					
United States	**12,511**	14,565	14,755	9,746	8,349
International	**7,228**	8,112	7,872	5,615	4,684
Total employees[2]	**19,739**	22,677	22,627[6]	15,361	13,033
Assets under management (IN BILLIONS)					
Asset class					
Money markets	**$ 108**	$ 122	$ 72	$ 48	$ 46
Fixed income and currency	**96**	71	57	58	50
Equity	**86**	96	107	98	69
Alternative investments[3]	**58**	62	58	54	30
Total assets under management	**$ 348**	$ 351	$ 294	$ 258	$ 195

[1] As a partnership, payments for services rendered by profit-participating limited partners were accounted for as distributions of partners' capital rather than as compensation and benefits expense. As a result, pre-tax earnings in 1998 is not comparable with 2002, 2001, 2000 or 1999.

[2] Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these subsidiaries provide property management services.

[3] Includes merchant banking, quantitative asset allocation and other similar funds that the firm manages, as well as funds where the firm recommends one or more subadvisors for the firm's clients.

[4] In 2000, pre-tax earnings included a charge of $290 million ($180 million after taxes) related to the firm's combination with SLK. Excluding this charge, diluted earnings per share were $6.35.

[5] In 1999, pre-tax earnings were reduced by nonrecurring expenses of $2.26 billion associated with the conversion to corporate form and the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of the initial public offering.

[6] Includes 2,600 employees related to the combination with SLK.

Board Members, Officers and Directors

Board of Directors

Henry M. Paulson, Jr.
Chairman and Chief Executive Officer

Robert J. Hurst
Vice Chairman

John A. Thain
President and Co-Chief Operating Officer

John L. Thornton
President and Co-Chief Operating Officer

Lord Browne of Madingley
Group Chief Executive of BP p.l.c.

John H. Bryan
Retired Chairman and Chief Executive Officer of Sara Lee Corporation

William W. George
Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson
Vice Chairman of Perseus, L.L.C.

Ruth J. Simmons
President of Brown University

John F.W. Rogers
Secretary to the Board

John L. Weinberg
Senior Chairman

Management Committee

Henry M. Paulson, Jr.
Chairman

John A. Thain
John L. Thornton

Lloyd C. Blankfein
Robert K. Steel
Robert S. Kaplan
Vice Chairmen

Gary D. Cohn
Christopher A. Cole
J. Michael Evans
Richard A. Friedman
Scott B. Kapnick
Kevin W. Kennedy
Peter S. Kraus
Andrew J. Melnick
Eric M. Mindich
Masanori Mochida
Thomas K. Montag
Philip D. Murphy
Daniel M. Neidich
Suzanne M. Nora Johnson
Eric S. Schwartz
Michael S. Sherwood
David A. Viniar
John S. Weinberg
Peter A. Weinberg
Jon Winkelried

Gregory K. Palm
Esta E. Stecher
General Counsels

Managing Directors

Henry M. Paulson, Jr.
Howard A. Silverstein
Kevin W. Kennedy*
Daniel M. Neidich
Michael R. Lynch
Thomas E. Tuft
Lloyd C. Blankfein
John P. Curtin, Jr.
Robert K. Steel
John A. Thain*
John L. Thornton*
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Robert S. Kaplan
Gaetano J. Muzio
Timothy J. O'Neill
John J. Powers
Thomas B. Walker III
Patrick J. Ward
Jon Winkelried
Gregory K. Palm
Masanori Mochida
Philip D. Murphy
Suzanne M. Nora Johnson
Terence M. O'Toole
Gene T. Sykes
David A. Viniar
John S. Weinberg
Peter A. Weinberg
George W. Wellde, Jr.
Jaime E. Yordán
Sharmin Mossavar-Rahmani
Armen A. Avanessians
David W. Blood
Gary D. Cohn
Christopher A. Cole
Henry Cornell
Joseph Della Rosa
J. Michael Evans
Joseph D. Gatto
Peter C. Gerhard*
Nomi P. Ghez
David L. Henle*
Francis J. Ingrassia
Scott B. Kapnick
Peter S. Kraus
Robert Litterman
E. Scott Mead
Eric M. Mindich
Thomas K. Montag
Christopher K. Norton
Eric S. Schwartz
Richard S. Sharp
Richard G. Sherlund
Michael S. Sherwood
Esta E. Stecher
Byron D. Trott
Barry S. Volpert
Tracy R. Wolstencroft
Terence J. O'Neill
E. Gerald Corrigan
David Baum
Milton R. Berlinski
Jean-Luc Biamonti
Thomas C. Brasco
Peter D. Brundage
Christopher J. Carrera
Andrew A. Chisholm
Abby Joseph Cohen*
Frank T. Connor
Claudio Costamagna*
Randolph L. Cowen
Philip M. Darivoff
Paul C. Deighton*
Andrew C. Devenport
Michael B. Dubno
William C. Dudley
Glenn P. Earle
Paul S. Efron
Charles P. Eve
Pieter Maarten Feenstra
Edward C. Forst
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde*
Jeffrey B. Goldenberg
Geoffrey T. Grant
Louis S. Greig
Robert S. Harrison
David B. Heller
Timothy J. Ingrassia
Daniel J. Jick
Robert C. Jones
Chansoo Joung
David A. Kaplan
Erland S. Karlsson
Douglas W. Kimmelman
Bradford C. Koenig
Bruce M. Larson
Anthony D. Lauto*
Susan R. Leadem
Thomas B. Lewis, Jr.
Gwen R. Libstag

**Partnership Committee Members*

Victor M. Lopez-Balboa
John C. McIntire
Sanjeev K. Mehra
Kenneth A. Miller
Richard T. Ong
Ronald M. Ongaro
Emmanuel Roman
Stuart M. Rothenberg*
Richard M. Ruzika
Tsutomu Sato
Muneer A. Satter
P. Sheridan Schechner
Howard B. Schiller
Antoine Schwartz
John P. Shaughnessy
Richard P. Simon
Christian J. Siva-Jothy
Theodore T. Sotir
Marc A. Spilker
Hsueh J. Sung
Mark R. Tercek
Robert B. Tudor III
A. Carver Wickman
Susan A. Willetts
W. Thomas York, Jr.
Jide J. Zeitlin*
Herbert E. Ehlers
Simon M. Robertson
Bradley I. Abelow
Philippe J. Altuzarra
David M. Atkinson
John S. Barakat
Jonathan A. Beinner
Tarek M. Ben Halim
Andrew S. Berman
James J. Birch
David R. Boles
Charles W.A. Bott
Steven M. Bunson
Timothy B. Bunting*
Michael S. Burton
George H. Butcher III
Chris Casciato
Sacha A. Chiaramonte
Robert J. Christie
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
David A. Dechman
Alexander C. Dibelius
Paula A. Dominick
Karlo J. Duvnjak
Jay S. Dweck

Isabelle Ealet
John E. Eisenberg
George C. Estey
Mark D. Ettenger
Elizabeth C. Fascitelli
Laurie R. Ferber
Oliver L. Frankel
H. John Gilbertson, Jr.
Christopher Grigg
Douglas C. Grip
Celeste A. Guth
Shelley A. Hartman
Stephen J. Hay
Gregory T. Hoogkamp
Robert G. Hottensen, Jr.
William L. Jacob III
Andrew J. Kaiser
John L. Kelly
Robert C. King, Jr.
Mark J. Kogan
Kenneth H.M. Leet
Mark E. Leydecker
Richard J. Lieb
Mitchell J. Lieberman
Josephine Linden
Francisco Lopez-Balboa
Antigone Loudiadis*
Shogo Maeda
John A. Mahoney
Sean O. Mahoney
Charles G.R. Manby
David J. Mastrocola
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
David M. Meerschwam
Therese L. Miller
Wayne L. Moore
Donald J. Mulvihill
Patrick E. Mulvihill
Duncan L. Niederauer
Robert J. Pace
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers
Michael D. Ryan
J. Michael Sanders
Robert J. Shea, Jr.
Victor R. Simone, Jr.
Dinakar Singh*
Michael M. Smith

Randolph C. Snook
Jonathan S. Sobel
Judah C. Sommer
Mark J. Tracey
Michael A. Troy
Barry S. Turkanis
Kaysie P. Uniacke
Hugo H. Van Vredenburch
Haruko Watanuki
Todd A. Williams
Zi Wang Xu
Paolo Zannoni
Yoel Zaoui
Joan H. Zief
Scott Prince
Kendrick R. Wilson III
Peter C. Aberg
Frances R. Bermanzohn
Robert A. Berry
Benjamin S. Bram
Craig W. Broderick
Richard J. Bronks
Lawrence V. Calcano
John D. Campbell
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr*
Virginia E. Carter
David K. Chang
Peter T. Cirenza
Kent A. Clark
Timothy J. Cole
Donna L. Conti
Edith W. Cooper
Philip A. Cooper
Neil D. Crowder
Stephen C. Daffron
John S. Daly
Juan A. Del Rivero
Stephen D. Dias
Simon P. Dingemans
Noel B. Donohoe
Jana Hale Doty
Robert G. Doumar, Jr.
Matthieu B. Duncan
Gordon E. Dyal
Glenn D. Engel
Michael P. Esposito
Steven M. Feldman
Stephen C. Fitzgerald
David N. Fleischer
Matthew T. Fremont-Smith
Jay S. Goodgold

Andrew M. Gordon
Robert D. Gottlieb
William M. Grathwohl
David J. Greenwald
Erol Hakanoglu
Roger C. Harper
Nobumichi Hattori
Robert C. Heathcote
Maykin Ho
Timothy E. Hodgson
Christopher G. Hogg
Robert D. Hormats
James A. Hudis
Terry P. Hughes
Bimaljit S. Hundal
Richard I. Jaffee
Dan H. Jester
Jason S. Kaplan
Sun Bae Kim
Colin E. King
Ewan M. Kirk
Michael K. Klingher
Melissa B. Kogan
David J. Kostin
Koji Kotaka
Andrew D. Learoyd
Paulo C. Leme
Hughes B. Lepic
Matthew G. L'Heureux
Stephen C. Lichtenauer
Roger A. Liddell
Russell E. Makowsky
Barry A. Mannis
Robert J. Markwick
Jacques Martin
John J. Masterson
Kathy M. Matsui
Richard F.X. McArdle
Joseph M. McConnell
Mark E. McGoldrick
Geraldine F. McManus
James E. Milligan
Edward S. Misrahi
Yukihiro Moroe
Jeffrey M. Moslow
Ian Mukherjee
Richard A. Murley
Michiya Nagai
Jay S. Nydick
Daniel B. O'Rourke
Mukesh K. Parekh
Alberto M. Piedra, Jr.
Andrea Ponti

**Partnership Committee Members*

Michael J. Poulter
Dioscoro-Roy I. Ramos
Joseph Ravitch
Anthony John Reizenstein
Pamela P. Root
Ralph F. Rosenberg
Jacob D. Rosengarten
Michael S. Rubinoff
Paul M. Russo
Allen Sangines-Krause
Gary B. Schermerhorn
Steven M. Scopellite
David J. Scudellari
Ravi Sinha
Edward M. Siskind
Mark F. Slaughter
Sarah E. Smith
Raymond S. Stolz
Steven H. Strongin
Andrew J. Stuart
Patrick Sullivan
John H. Taylor
Greg W. Tebbe
Daisuke Toki
John J. Vaske
George H. Walker IV
David R. Walton
Hsueh-Ming Wang
David M. Weil
Mark S. Weiss
Barbara A. White
Tetsufumi Yamakawa
James P. Ziperski
Philip J. Pifer
R. Douglas Henderson
Frank J. Governali
Corrado P. Varoli
James S. Golob
Thomas M. Fitzgerald III
Eileen Rominger
Michael S. Wishart
David M. Solomon*
Karen R. Cook*
Alberto F. Ades
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Michiel J. Bakker
Mark E. Bamford
Stuart N. Bernstein
Randall A. Blumenthal
Alison L. Bott
James K. Brown

John J. Bu
Mark J. Buisseret
Andrew J. Burke-Smith
Mary D. Byron
Elizabeth V. Camp
Laurie G. Campbell
Mark M. Carhart
Marc I. Cohen
Thomas G. Connolly
Eduardo A. Cruz
Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Armando A. Diaz
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Edward K. Eisler
Bruce J. Evans
Jeffrey F. Fastov
James A. Fitzpatrick
George B. Foussianes
Matthias K. Frisch
Scott A. Gieselman
Lorenzo Grabau
Peter W. Grieve
Paul R. Harvey
Arthur J. Hass
Keith L. Hayes
Bruce A. Heyman
Joanne M. Hill
Daniel E. Holland III
Teresa E. Holliday
Michael R. Housden
Paul J. Huchro
Edith A. Hunt*
Susan J. Hunt
Toni-Dara Infante
Raymond J. Iwanowski
Andrew J. Jonas
James M. Karp
Richard Katz
David K. Kaugher
Lawrence S. Keusch
Rustom N. Khandalavala
Timothy M. Kingston
Daniel H. Klebes II
Jonathan R. Knight
Richard E. Kolman
Peggy A. Lamb
Thomas K. Lane
John J. Lauto
Matthew Lavicka

David N. Lawrence
Ronald S. Levin
Syaru Shirley Lin
David McD. A. Livingstone
Douglas F. Londal
Jacques M. Longerstaey
Kevin L. Lundeen
Kathleen M. Maloney
Robert S. Mancini
Thomas J. McAdam
Joseph P. McGrath, Jr.
Richard P. McNeil
Andrew L. Metcalfe
Michael R. Miele
Gunnar T. Miller
Gregory T. Mount
Eric D. Mullins
Susan M. Noble
Suok J. Noh
Katherine K. Oakley
Joel D. Ospa
Geoffrey M. Parker
David B. Philip
Paul A. Phillips
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Gregory G. Randolph
Kimberly E. Ritrievi
Richard J. Rosenstein
Ivan Ross
Katsunori Sago*
Pablo J. Salame
Paul S. Schapira
Jeffrey W. Schroeder
Harvey M. Schwartz
Karen D. Seitz
Randolph Sesson, Jr.
Ravi M. Singh
Linda J. Slotnick
Derek S. Smith
Trevor A. Smith
Daniel L. Sparks
Joseph P. Stevens
Shahriar Tadjbakhsh
Massimo Tononi
Stephen S. Trevor
Donald J. Truesdale
John Tumilty
Christopher H. Turner
Berent A. Wallendahl
Lance N. West
Christopher G. Williams

John S. Willian
Kenneth W. Willman
Andrew F. Wilson
William H. Wolf, Jr.
Richard A. Yacenda
Paul M. Young
Richard M. Young
Kenneth S. Courtis
Thomas J. Kenny
Jonathon C. Raleigh
Jack Levy
Ronald K. Tanemura
Anne Yang
William Connell
Mark F. Dehnert
Peter J. Layton
John S. Rizner
Daniel M. FitzPatrick
Michael H. Siegel
Peter A. Kiernan
Matthew C. Westerman
Jason H. Ekaireb
Kenneth T. Berents
Maura J. Clark
Seaborn S. Eastland
William C. Montgomery
Stephen P. Hickey
Eric S. Swanson
Zarthustra J. Amrolia
Daniel A. Abut
Yusuf A. Aliredha
John G. Andrews
Francois Andriot
John A. Ashdown
William A. Badia
Christopher M. Barter
Frank A. Bednarz
Janet L. Bell
Anthony D. Bernbaum
Thomas P. Berquist
John D. Bertuzzi
Elizabeth E. Beshel
Andrew M. Bevan
Abraham Bleiberg
Alastair M. Borthwick
Graham Branton
Alan J. Brazil
Julian J. Brown
Melissa R. Brown
Mark J. Carlebach
Mariafrancesca Carli
Mark Carroll
Amy L. Chasen

**Partnership Committee Members*

W. Reed Chisholm II
Jane P. Chwick
Geoffrey G. Clark
Catherine M. Claydon
Marcus R. Colwell
Peter H. Comisar
Llewellyn C. Connolly
Eric J. Coutts
Brahm S. Cramer
Nicholas P. Crapp
Michael L. Crowl
Michael D. Daffey
Paul B. Daitz
Jean A. De Pourtales
Luigi de Vecchi
James D. Dilworth
Joseph P. DiSabato
Suzanne O. Donohoe
James H. Donovan
Donald J. Duet
Michael L. Dweck
Gregory H. Ekizian
Aubrey J. Ellis
Earl S. Enzer
Christopher H. Eoyang
Ian J. Evans
Norman Feit
Jacob Y. Friedman
Robert K. Frumkes
Richard A. Genna
Kenneth K. Gershenfeld
Rajiv A. Ghatalia
Robert R. Gheewalla
Gary T. Giglio
Pedro Gonzalez Grau
Gregory M. Gould
Michael J. Graziano
Carmen A. Greco
Sebastian Grigg
Peter Gross
Douglas A. Guzman
David R. Hansen
Douglas C. Heidt
David P. Hennessey
Peter C. Herbert
Kenneth W. Hitchner
Peter Hollmann
Philip Holzer
Jay D. Horine
Zu Liu Frederick Hu
Elizabeth A. Husted
Walter V. Hutcherson
John S. Iglehart
Margaret H. Isdale
Hideki Ishibashi
Walter A. Jackson
Andrew R. Jessop
Thomas Jevon
David M. Jimenez-Blanco
Peter T. Johnston
Roy R. Joseph
Marc H. Jourdren
Atul Kapur
James C. Katzman
Carsten Kengeter
Gioia M. Kennett
Shigeki Kiritani
Mary Lyn Valkenburg Kurish
Gregory D. Lee
Todd W. Leland
Remco O. Lenterman
Johan H. Leven
Richard J. Levy
Tobin V. Levy
P. Jeremy Lewis
George C. Liberopoulos
Richard C. Lightburn
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Peter B. MacDonald
Mark G. Machin
John V. Mallory
Blake W. Mather
John J. McCabe
Lynn M. McCormick
James A. McNamara
Robert A. McTamaney
Sharon I. Meers
Christian A. Meissner
Michael A. Mendelson
Luciana D. Miranda
Douglas D. Moffitt
R. Scott Morris
Kevin D. Naughton
Leslie S. Nelson
Theodore E. Niedermayer
Markus J. Noe-Nordberg
Fergal J. O'Driscoll
L. Peter O'Hagan
Taneki Ono
Calum M. Osborne
Nigel M. O'Sullivan
Brett R. Overacker
James R. Paradise
Michael L. Pasternak
Ketan J. Patel
Arthur J. Peponis
David E. Perlin
Michel G. Plantevin
B. Andrew Rabin
Philip A. Raper
Peter Richards
Michael J. Richman
Andrew J. Rickards
Paul M. Roberts
Michael S. Rotter
John P. Rustum
Neil I. Sarnak
Atsuko Sato
Masanori Sato
Marc P. Savini
Erich P. Schlaikjer
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Ralph J. Silva
David T. Simons
Christine A. Simpson
Sergio E. Sotolongo
Vickrie C. South
Timothy T. Storey
Nobumichi Sugiyama
Johannes R. Sulzberger
Richard J. Sussman
Watanan Suthiwartnarueput
Caroline H. Taylor
David H. Tenney
Peter K. Tomozawa
Daniel Truell
Gareth N. Turner
Eiji Ueda
Lucas van Praag
Frederick G. Van Zijl
Ashok Varadhan
Casper W. Von Koskull
Robert T. Wagner
Jerry T. Wattenberg
Gregg S. Weinstein
Scott R. Weinstein
Martin M. Werner
C. Howard Wietschner
Keith R. Wills
Kurt D. Winkelmann
Melinda B. Wolfe
Wassim G. Younan
Rebecca Amitai
Todd J. Christie
Lawrence A. Cohen
James A. Coufos
Neil V. DeSena
Brian Duggan
John A. Ferro, Jr.
Nicholas G. Giordano
William W. Gridley
Donald W. Himpele
William J. Kenney
Philip J. Kopp III
Peter T. Lawler
Nicholas I. Marovich
Patrick E. Murphy
Daniel P. Opperman
Bryant F. Pantano
James H. Rogan
Richard C. Salvadore
Steven R. Starker
Gary J. Sveva
Brian J. Toolan
Gregory Zenna
Timothy G. Freshwater
Kathleen L. Brown
Philippe Khuong-Huu
John S. Sheldon
Michael Liberman
Jean-Michel Steg
Steven Kerr*
Christopher P. Sullivan
Ruud G. Hendriks
Harry Silver
B. Michael Covell
Gary D. Black*
Alastair J. Walton
Leslie A. Barbi
William J. Young
Bradley J. Peterson
Donald R. Mullen
Chan-Keun Lee
Alison J. Mass
Theodor Weimer
Christopher A. Bates
Arthur L. Jacobson, Jr.
James A. Jacobson, Jr.
Ben I. Adler
Syed H. Ahmad
Ignacio Alvarez-Rendueles
Arnaud M. Apffel
Lori B. Appelbaum
Philip S. Armstrong
Neil Z. Auerbach
Andrew G. Baird
William J. Bannon
Scott B. Barringer

**Partnership Committee Members*

Steven M. Barry
Jordan M. Bender
Michael G. Berini
Paul D. Bernard
Andrew C. Bieler
Dorothee Blessing
George M. Brady
Holger Bross
Joseph M. Busuttil
Jin Yong Cai
Valentino D. Carlotti
Andrea Casati
Eduardo Centola
James B. Clark
Alexander Classen
Marta Z. Cotton
Linda S. Daines
Stephen B. Dainton
Stephen Davies
Oral W. Dawe
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Christian Erickson
Luca D. Ferrari
David A. Fishman
Alexander W. Fletcher
Orit P. Freedman
Naosuke Fujita
Enrico S. Gaglioti
James R. Garvey
Nancy S. Gloor
Daniel C. Goldwater
Gregg A. Gonsalves
Larry J. Goodwin
Stefan Green
David J. Grounsell
Arun M. Gunewardena
Ralf O. Haase
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
David R. Heinz
Melina E. Higgins
Michael I. Hill
Margaret J. Holen
Sean C. Hoover
Thomas J. Houle
Janet T. Hurley
Robert F. Incorvaia
William J. Jones
Kenneth L. Josselyn

Toshinobu Kasai
John J. Kauffman
Remy Klammers
Eiichiro Kuwana
Peter Labbat
Eric S. Lane
Gary R. Lapidus
Andrew E. Law
Richard O. Leggett
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink
Richard E. Lyon, III
Christopher J. Magarro
Keith A. Malas
Elizabeth C. Marcellino
David J. Marshall
Allan S. Marson
Robert A. Mass
George N. Mattson
Ian R. McCormick
Gerald C. McNamara, Jr.
Stuart G. McPherson
Lance P. Meaney
Bernard A. Mensah
Julian R. Metherell
Masatoki J. Mitsumata
J. Ronald Morgan, III
James P. Morris
Robert G. Munro
Rie Murayama
Mark J. Naylor
Jeffrey P. Nedelman
Eric M. Oberg
Gavin G. O'Connor
James K. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Massimo Pappone
Archie W. Parnell
Todd J. Phillips
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald
Filip A. Rensky
Jeffrey A. Resnick
Thomas S. Riggs, III
Richard T. Roberts
Normann G. Roesch
David C. Ryan
David M. Ryan
James E. Sawtell

Marcus Schenck
Susan J. Scher
Stephen M. Scherr
Masaru Shibata
Abraham Shua
Jeffrey S. Sloan
John E. Smollen
Keith G. Starkey
George C. Strachan
Raymond B. Strong, III
Nicolas F. Tiffou
Jason A. Tilroe
Can Uran
David H. Voon
John E. Waldron
Robert P. Wall
Steven A. Wallace
Michael W. Warren
Christopher S. Wendel
Richard T. Wertz
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
William M. Wicker
Steven D. Pruett
Michael Klimek
Douglas M. Angstrom
Mario Draghi
Emerson P. Jones
Andrew J. Melnick
Anik Sen
Edward R. Wilkinson
Timothy H. Moe
Thomas F. McGowan
Akio Asuke
Stephen H. Frank
John G. Ketterer III
Matthew H. Cyzer
Phillip S. Hylander
William W. Archer
Larry M. Kellerman
Keith Tuffley
Gene Reilly
Hilary E. Ackermann
Jeffrey D. Adams
Elizabeth D. Anderson
Jason R. Anderson
Jesus A. Arias
Charles Baillie
Bernardo Bailo
Mona H. Baird
Stacy Bash-Polley
Andrew T. Bednar

Douglas S. Bell
Driss Ben-Brahim
Anna Maria J. Bentley
Susan M. Benz
Johannes M. Boomaars
Douglas L. Borden
J. Theodore Borter
Mairtin Brady
Timothy J. Bridges
Victoria A. Bridges
Julia A. Bronson
David D. Buckley
Nicholas F. Burgin
Sally W. Cantwell
Gerald J. Cardinale
Mark J. Carney
Lik Shuen David Chan
Thomas V. Cholnoky
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Katherine R. Davisson
Giorgio De Santis
Bradley S. DeFoor
Alvaro del Castano
Roger E. Denby-Jones
David G. Dick
David C. Earling
Robert K. Ehudin
Kathy G. Elsesser
Peter C. Enns
Katherine B. Enquist
Fred W. Esiri
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Pierre-Henri Flamand
Mark C. Fletcher
Timothy T. Furey
Maryann L. Gallivan
Gonzalo R. Garcia
Hywel D. George
Justin G. Gmelich
Eldridge F. Gray
Michael J. Grimaldi
Benoit Herault
Axel Hoerger
Simon N. Holden
Shin Horie
Adrian M. Jones

Terrence O. Jones
Shunji Katayama
Alan S. Kava
Andreas Koernlein
J. Christopher A. Kojima
Kazuaki Kojima
Jeffrey A. Kolitch
Takahiro Komatsu
Srihari Kumar
Joon Kwun
Simon M. Lamb
Joseph A. LaNasa III
Rudolf N. Lang
Brian J. Lee
George C. Lee
Tim Leissner
Allan S. Levine
Brian T. Levine
Lisette M. Lieberman
Terence Tayseop Lim
Mark A. Lynch
Paula B. Madoff
Puneet Malhi
Jean E. Manas
Simon I. Mansfield
Naomi Matsuoka
Gordon R. McCulloch
Matthew B. McLennan
Stephen J. Mellas
Bruce H. Mendelsohn
Garry E. Menzel
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow
Alvise J. Munari
Marc O. Nachmann
Claire M. Ngo
Erik F. Nielsen
Hideya Niimi
David J. Nolan
James B. Otness
Simon Y. Park
Douglas S. Patterson
David T. Pearson
Steven M. Pinkos
Alberto Pravettoni
Andrew F. Pyne
William M. Quinn
Jean Raby
Matthew Rafferty
Sandy C. Rattray

Nicholas T. Reid
David Reilly
Richard J. Revell
Craig Reynolds
Kirk L. Rimer
Juliet A. Robinson
David J. Rosenblum
Marc A. Rothenberg
Thomas A. Roupe
Roy J. Salameh
Daniel Schmitz
Matthew L. Schroeder
Peter A. Seibold
Hiran N. Selvaratnam
Daniel M. Shefter
David A. Shiffman
Susan E. Sidd
Daniel J. Silber
Guy C. Slimmon
Claudia Spiess
Joseph F. Squeri
Christoph W. Stanger
Chase O. Stevenson
Richard J. Stingi
Howard B. Surloff
Kunio Tahara
Kui F. Tang
Roland W. Tegeder
Stephen M. Thurer
Irene Y. Tse
Scott B. Ullem
Kevin M. Ulrich
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Mark K. Weeks
Melanie J. White
Elisha Wiesel
Meurig R. Williams
Alexander D. Wohl
Neil J. Wright
Denise A. Wyllie
Yi Kevin Zhang
John W. Ziegler
Marina L. Roesler
Howard Q. Spooner

Advisory Directors

John L. Weinberg
Peter M. Sacerdote
Peter R. Coneway
Eric S. Dobkin
Joseph H. Wender
Jonathan L. Cohen
William C. Landreth
Victor R. Wright
Joseph H. Ellis
David B. Ford
Henry James
Donald C. Opatrny, Jr.
Alan A. Shuch
Gavyn Davies
Robert E. Higgins
Eff W. Martin
Robert J. Katz
Barry L. Zubrow
Ann F. Kaplan
Richard A. Sapp
Carlos A. Cordeiro
Sylvain M. Hefes
Lawrence H. Linden
Robert V. Delaney, Jr.
Peter G.C. Mallinson
Wiet H.M. Pot
Cody J Smith
Daniel W. Stanton
Mark A. Zurack
Joseph D. Gutman
Mary C. Henry
Avi M. Nash
Michael A. Price
M. Roch Hillenbrand
Shirley Fung

Robert J. Hurst
Vice Chairman

Peter D. Sutherland S.C.
Chairman of
Goldman Sachs International

Senior Directors

John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
George M. Ross
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
John P. McNulty
Robin Neustein
Peter R. Kellogg
Harvey Silverman

SLK Senior Directors

Andrew Cader
Randy W. Frankel
Gary F. Goldring
Timothy R. Mullen
Stuart L. Sternberg

International Advisors and Offices

International Advisors

Antonio Borges
Dr. Diethart Breipohl
Chester A. Crocker
Charles Curran, A.O.
Guillermo de la Dehesa
Vladimír Dlouhý
Oscar Fanjul
The Honorable Thomas S. Foley
Toshihiko Fukui
Toyoo Gyohten
Jaime Garcia-Parra
Ambassador Donald P. Gregg
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Geraldo Hess
Ambassador Kihwan Kim
Klaus Luft
Leslie Maasdorp
Jacques Mayoux
Charles Miller Smith
Linda Bardo Nicholls
Ambassador Arifin M. Siregar
Martin Taylor
Akani Thapthimthong
Karel van Miert

Offices

Atlanta
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Johannesburg
London
Los Angeles
Madrid
Menlo Park
Mexico City
Miami
Milan
Montreal
Moscow
New York
Paris
Philadelphia
Princeton
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney
Taipei
Tampa
Tokyo
Toronto
Washington, D.C.
Zurich

In Memoriam

We mourn the loss of two of our colleagues and friends:

Howard R. Young

Ray joined the firm in 1946 and was the first Harvard MBA to join Goldman Sachs in a sales position. After several successful years covering our important clients, he became head of the Securities Sales Division, a predecessor of the Equities Division, and helped transform it dramatically. Ray was named a general partner in 1958 and served on the Management Committee from the time of its inception in 1961, until he became a limited partner in 1980 and most recently a senior director of the firm. Ray was an extraordinary individual with a passion for our business and people; he will be greatly missed.

Arthur G. Altschul

After joining the firm as a general partner in 1959, Arthur played a key role in the establishment and development of the Investment Management Services Department. He became a limited partner in 1977 and served in that role until 1999. Arthur was a committed partner of the firm and a distinguished philanthropist and art collector. He will be remembered for his generosity, thoughtful judgment and commitment to our firm's culture.

Our Business Principles

1. Our clients' interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

2. Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

3. Our goal is to provide superior returns to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

4. We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

5. We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

6. We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

7. We offer our people the opportunity to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

8. We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

9. The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

10. We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

11. We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

12. We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

13. Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

14. Integrity and honesty are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

Executive Offices

The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
1-212-902-1000
www.gs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed at our Web site: www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via our Web site at www.gs.com/investor_relations/ or by calling 1-212-902-0300.

Annual Report on Form 10-K for 2002

Copies of the firm's Annual Report on Form 10-K as filed with the Securities and Exchange Commission can be accessed on our Web site at www.gs.com/investor_relations/.

Copies can also be obtained by contacting Investor Relations via our Web site at www.gs.com/investor_relations/ or by calling 1-212-902-0300.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-419-2595
www.melloninvestor.com

Independent Accountants

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

4350-02-102



Goldman Sachs

www.gs.com